ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
СВЯЗЬИНФОРМ
SVYAZINFORM
САМАРСКОЙ ОБЛАСТИ

24.12.01 № 0Ац-346

На № ______

Date: December 19,2001

02015339

SUPPL

02 FEB 22 AM 8:52

Securities and Exchange Commission
Division of Corporate Finance

Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D. C. 20549

Re: Exemption No.: 82-4889

Dear Sir or Madam:

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securitiex Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(l)(iii), please find enclosed:

1. Copy of the Quarterly Report of the Issuer for Quarter 2, 2001 (in English).
2. Copy of the Quarterly Report of the Issuer for Quarter 3, 2001 (in English)

The Bank of New York acts Depositary Bank for the above referenced company under the Form F-6 registration statement number: **333 - 9650** which was declared effective by the SEC on Nov/19/1998.

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Sincerely,

Sergei L. Yolkin
General Director

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "СВЯЗЬИНФОРМ" САМАРСКОЙ ОБЛАСТИ

dw 2/26

Россия, 443099, Самара,
ул. Ленинградская, 24

Тел. ....(846 2) 32-10-20
факс ....(846 2) 70-40-20
телетайп........214999 ИНФО

ИНН 6317015857 Р/С № 40702810454110100167
в Самарском ОСБ № 28 г. Самары
БИК 043601613 к/с 30101810100000000613

Адрес эл. почты:
directors@dionis.samtel.ru
director@mail.samtel.ru
/c=ru/a=rostelemail/p=smr/o=tel/s=directors

Approved
by the Board of Directors of
JSC "Svyazinform" of the Samara region
Minutes 3 dated July 28, 2001
Chairman of the Board of Directors
Anton I. Osuptchuk _(signature)__

QUARTELY REPORT OF THE ISSUER
For Quarter 3, 2001

Joint-stock Company "Svyazinform" of the Samara Region
Issuer's code: 00138-A

Address: 24 Leningradskaya ul., Samara, 443099, Russia
Mailing address: 24 Leningradskaya ul., Samara, 443099, Russia

Information in this Quarterly report is to be disclosed in accordance with securities laws of the Russian Federation

General Director Sergei L. Yolkin ___(signature)____
Chief Accountant Elena A. Bokova __(signature)___
July 28, 2001

Contact person: Lyubov E. Gorshenina
Tel.: (+7-8462) 33-77-76, fax (+7-8462) 70-40-15
e-mail: cb@samtel.ru

A. Information on the Issuer

9. Full name of the Issuer
Joint-Stock Company "Svyazinform" of the Samara region

10. Short name of the Issuer
JSC "Svyazinform" of the Samara region
SSR

11. Information on changes of the Issuer's name and status
Open Joint-stock Company "Svyazinform" of the Samara region
OJSC "Svyazinform" of the Samara region
Date: *July 27, 1993*

Open Joint-Stock Company "Rossvyazinform" of the Samara region
JSC "Rossvyazinform" of the Samara region
Date: *July 13, 1993*

Current name dated October 18, 1995

12. Information on the Issuer's registration and Licenses
Date of the Issuer's registration: *July 13, 1993*
Serial number: *422-П*
Registering body: *the Samara District Administration of the city of Samara*

Licenses:
Number: **3018**
Date of authorization: **August 16, 1996**
Valid till: **January 1, 2004**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **telecommunication services providing**

Number: **3159**
Date of authorization: **November 21, 1996**
Valid till: **November 21, 2001**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **providing of broadcasting services**

Number: **3152**
Date of authorization: **November 4, 1996**
Valid till: **February 1, 2006**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **providing cellular services in 450 MHz range**

Number: **16555**
Date of authorization: **November 15, 2000**
Valid till: **November 15, 2005**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **providing of services of mobile radio-telephone communication («Altai»)**

Number: **8582 (MMDS)**

Date of authorization: **October 10, 1997**
Valid till: **October 10, 2002**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **providing of services of broadcasting of TV programs**

Number: **9648**
Date of authorization: **April 2, 1998**
Valid till: **April 2, 2003**
Issued by: **the State Committee of Informatics and Telecommunications of the Russian Federation**
Activities: **providing of services of broadcasting of cable TV programs**

Number: **Б857202**
Date of authorization: **September 19, 1996**
Valid till: **September 19, 2001**
Issued by: **the Centre of the State Licensing «Stroilitsenzia»**
Activities: **Building: engineering in building**

Number: **2313**
Date of authorization: **January 18, 1999**
Valid till: **January 18, 2002**
Issued by: **the Central Administrative Board of Education of the Samara Administration**
Activities: **professional training, retraining and raising the level of professional skills of telecommunication specialists**

Number: **4461**
Date of authorization: **July 3, 2000**
Valid till: **July 3, 2005**
Issued by: **the Mass-Media Ministry of the Russian Federation**
Activities: **Wireline broadcasting**

Number: **4463**
Date of authorization: **July 4, 2000**
Valid till: **July 4, 2005**
Issued by: **the Mass-Media Ministry of the Russian Federation**
Activities: **Wireless broadcasting**

Number: **CAM 012372**
Date of authorization: **December 29,2000**
Valid till: **March 3, 2006**
Issued by: **Building, Architecture and Utilities Department of the Samara region Administration**
Activities: **construction of buildings and telecommunication objects**

13. Identification number of the tax payer
6317015857

14. Sector
Code OKOHX
52300

15. Place of location, mailing address and telephone of the Issuer

Place of location: *24, Leningradskaya ul., Samara, 443099, Russia*
Mailing address: *24 Leningradskaya ul., Samara, 443099, Russia*
Tel.: *(+7-8462) 32-10-20, fax (+7-8462) 70-40-15*
e-mail: director@samtel.ru

16. The Issuer's Auditor
Name: ***Joint-stock Company "Marketing. Consulting. Design"***
Place of location: ***2 Trud Sq. Saint-Petersburg, 190000, Russia***
INN: ***7825004810***
Mailing address: ***2 Trud Sq. Saint-Petersburg, 190000, Russia***
Tel.: ***(+7-812) 311-48-10, 311-48-55, fax: (+7-812) 311-48-33***
E-mail: offict@mcd-pkf.com

Information on the Auditor's license
Number of the license: ***014202***
Date of issue: ***May 21, 1998***
Valid till: ***May 21, 2003***
Issued by ЦАЛАК of the Ministry of Finance of Russia on April 30, 1998, #55

17. Information on the Registrar
Registrar:
Name: ***Joint-stock Company "Registrator-Svyaz"***
Place of location: ***27 Presnyanskiy val, Moscow, 123557, Russia***
Mailing address: ***p/o box 128, 15-a B.Olenya ul., Moscow, 107014, Russia***
Tel.: ***(+7-095) 268-70-13, 268-30-31, fax (+7-095) 268-70-41, 268-70-19***
e-mail: regsw@cyberax.ru
License number: ***01147***
Date of issue: ***October 5, 1996***
Valid till: ***October 8, 2002***
Issued by the Federal Securities Market Commission
The Registrar has been keeping the register since January 20, 1998

18. The Issuer's Depositary
The Issuer does not have a depositary

19. The Issuer's shareholders
Total number of shareholders: **3291**

Shareholders owing not less than 5% of the Issuer's Charter Capital:

19.1. Name: ***Joint-stock Company "Svyazinvest"***
Place of location: ***build.2, 55 Pluschikha ul., Moscow, 119121, Russia***
Mailing address: ***build.2, 55 Pluschikha ul., Moscow, 119121, Russia***
Share in the Issuer's Charter Capital: *38%*

Shareholders owing not less than 25% of the Issuer's Charter Capital:
19.1.1. Name: ***Property Ministry of Russia***
Place of location: ***9 Nikolskiy per., Moscow, 103685, Russia***
Mailing address: ***9 Nikolskiy per., Moscow, 103685, Russia***
Share in the Issuer's Charter Capital: ***50% + 1***
19.1.2. Name: ***MUSTCOM LIMITED***

Place of location: *3 Themistoklis Dervis Street, Julia House CY-1066, Nicosia, Cyprus*

Mailing address: *22/13 Voznesenskiy per., Moscow, 103009, Russia*

Share in the Issuer's Charter Capital: *25% + 1*

19.2. Name: ***TAFT Enterprises Limited***
Place of location: ***NCH, 6-th Floor, 17 Taganskaya ul., Moscow, 109004, Russia***
Mailing address: ***17 Taganskaya ul., Moscow, 109004, Russia***
Share in the Issuer's Charter Capital: ***15.7%***
Shareholders owing not less than 25% of the Issuer's Charter Capital: NOT ANY

19.3. Name: ***Joint-stock Company "Depositary-Clearing Company"***
Place of location: ***13, Pervaya Tverskaya-Yamskaya ul., Moscow, 125047, Russia***
Mailing address: ***build. 4, 14/2 Staraya Basmannaya ul., Moscow, 103064, Russia***
Share in the Issuer's Charter Capital: ***7.94%***
Shareholders owing not less than 25% of the Issuer's Charter Capital: NOT ANY

19.4. Name: ***Joint-stock Company "Bank Credit Suisse First Boston AO"***
Place of location: ***5 Nikitskiy per., Moscow, 103009, Russia***
Mailing address: ***5 Nikitskiy per., Moscow, 103009, Russia***
Share in the Issuer's Charter Capital: ***7.53%***
Shareholders owing not less than 25% of the Issuer's Charter Capital: NOT ANY

19.5. Name: ***Joint-stock Company "ABN AMRO BANK A.O."***
Place of location: ***build.1, 17 Bolshaya Nikitskaya ul., Moscow, 103009, Russia***
Mailing address: ***build.1, 17 Bolshaya Nikitskaya ul., Moscow, 103009, Russia***
Share in the Issuer's Charter Capital: ***5.98%***
Shareholders owing not less than 25% of the Issuer's Charter Capital: NOT ANY

20. The Issuer's Management Structure

Annual General Meeting of Shareholders is the supreme management body. The Board of Directors manages the Company excluding issues, which are in the competence of the Annual General Meeting of Shareholders.

The executive power belongs to the General Director and the Board of Management, which manage the everyday Company's activity.

The Audit Committee checks financial activity of the Company.

Issues in the competency of the General Meeting:

1) changes and amendments to the Company's Charter or approval of the new version of the Charter, except changes referred to increase of the Company's Charter Capital according to the decision of the Capital increase by increase of the shares NPV or allocation of additional shares;
2) the Company's reorganization;
3) the Company's liquidation, the liquidation committee appointment, approval of liquidation Balance Sheets (interim and final);
4) determination of the quantity membership of the Board of Directors, election of Directors, their retirement ahead of schedule, amount of reward for their work;
5) determination of the limit number of shares declared;
6) increase of the Company's Charter Capital by increase of the shares NPV or allocation of additional shares if the Board of Directors did not pass the decision unanimously;
7) decrease of the Company's Charter Capital by decrease of the shares NPV, purchasing shares by the Company in order to decrease total number of shares;

8) General Director appointment and retirement ahead of schedule;
9) the Audit Committee members election and retirement ahead of schedule;
10) the Company's auditor appointment;
11) approval of the Company's Annual Reports, Balance Sheets, Profit&Loss Reports, distribution of profits and losses;
12) decision on non-use of shareholders preferences for purchasing the Company's shares or securities converted into shares, allocated by open public subscription;
13) time-limit of the General Meeting;
14) the Calculation Committee appointment;
15) choice of mass-media for publications;
16) decision on the Company's shares split and consolidation;
17) decision on transactions in which further persons are interested: if they own more than 20% of voting shares of a party; if they occupy positions in the management of the party in further cases:
    - if amount of payment or cost of the property increases 2% of the Company's assets;
    - if a deal or several deals connected with one another are allocation of the Company's voting shares or other securities converted into shares in the amount exceeding 2% of voting shares allocated previously;
    - if all members of the Board of Directors are interested in the deal and if majority of shareholders is not interested in the deal;
18) decision on large deals connected with purchasing or selling property by the Company:
    - if a decision on a large deal for property which cost is from 25 to 50% of the balance cost of the Company's assets was not passed by the Board of Directors unanimously as of the deal date;
    - if the property cost is more than 50% of the Company's assets balance cost as of the date of decision on this deal;.
19) purchasing and redemption of allocated shares by the Company;
20) sharing in holdings and financial groups;
21) decision on annual dividend payment, its amount, terms and form of payment of dividend for each type of shares in accordance with recommendations of the Board of Directors;
22) decision on compensation on expenses in case of extraordinary meeting of shareholders;
23) approval of regulations of the Board of Directors, the Audit Committee.

The Board of Directors' competency in accordance with the Charter:

1) definition of the Company's priority trends of development;
2) calling of annual and extraordinary meetings of shareholders;
3) approval of the AGM agenda;
4) determination of the date of list of shareholders who have right to take part in the AGM;
    - determining date and place of the AGM;
    - determining form of informing shareholders about the AGM;
    - determining list of papers necessary for shareholders;
    - determining form and content of voting ballots;
5) submitting further issues for AGM:
    - the Company's reorganization;
    - non-use of the shareholders' preference for purchasing the Company's shares or securities converted into shares;
    - determining form of informing shareholders and choice of mass-media for publications;
    - split and consolidation of shares;
    - closing of deals if there are persons interested in a deal, who owns more than 20% of voting shares of the part of the deal and occupies positions in the management;
    - purchasing and redemption of allocated shares by the Company;
    - sharing in holdings, financial groups;

- approval of annual reports, balance sheets, profit and loss reports, distribution of profits and losses;
- payment of annual dividend, approval of its amount, terms and forms of payment for each type of shares in accordance with recommendations of the Board of Directors;

6) allocation of bonds and other securities;
7) determination of the market cost of property;
8) purchasing of shares, bonds and other securities allocated by the Company;
9) recommendations on amount of rewards and compensations for members of the Board of Directors and the Audit Committee and determination of reward to the Auditor;
10) recommendations on amount of the dividend and terms of its payment;
11) use of Reserve and other funds;
12) approval of the Company's internal documents excluding documents approved by the AGM;
13) opening of branches and their liquidation;
14) decision on the Company's sharing (stoppage of sharing or change part of sharing) in other companies, associations, including selling or purchasing shares excluding sharing in holdings and financial groups;
15) closing of large deals with property which cost is from 25% to 50% of the Company's assets balance cost as of the date of approval of such deals. Agreement of a deal and several deals connected with purchasing or alienation the Company's property which cost is from 1% to 25% of the Company's assets balance cost as of the date of approval of such deals excluding deals during usual activity. This decision is passed only after agreement of the Board of Directors;
16) closing of deals in which some persons are interested;
17) preliminary approval of the Company's Annual Report not later than 30 days before the AGM;
18) approval of results of additional allocation of shares;
19) approval of form for shares redemption and form of shares sell;
20) election of Chairman of the Board of Directors;
21) decision on election of Independent Registrar;
22) election of a person authorized to sign contracts with General Director and members of the Board of Management;
    - approval of conditions of contracts signed with general Director and members of the Board of Management;
    - cancellation of a contract with General Director in case the AGM stopped his powers ahead of schedule;
23) formation of the Board of Management;
    - definition of amount of reward for members of the Board of Management;
24) examination of the Audit Committee report and the Auditor Report;
25) decision on increase of the Charter Capital through increase of NPV of shares or allocation of additional shares within amount of shares declared;
26) changes to the Charter connected with increase of the Charter Capital on the basis of decision on increase of the Charter Capital through increase of NPV of shares or allocation of additional shares within amount of shares declared;
27) definition of kind of data forming trade secret and ways of its protection;
28) approval of decisions on securities issues, prospectus and reports on results of securities issues;
29) approval of quarterly and annual Securities Reports;
30) propose candidates for General Director position to AGM;
31) decision of reward for General Director on the basis of results of the Company's activity;
32) definition of a person authorized to carry duties of General Director if he can not do it itself;

33) extension of a period of validity of a contract with General Director within terms set by the Charter;
34) other issues provided by the Joint-Stock Company Law and the Charter.

Competence of executive bodies of the Issuer includes all issues of management of the Company's everyday activity excluding issues in the competence of the AGM and the Board of Directors. Executive bodies of the Issuer control fulfillment of decisions of the AGM and the Board of Directors.
General Director acts without proxy on behalf of the Company and:

- manages everyday Company's activity;
- has priority right to sign financial documents;
- is in charge of the Company's property in order to provide its everyday activity within the limits set in the Charter; represents the Company's interests in the Russian Federation as well as abroad; approves the Company's staff, concluded agreements with personnel, stimulates and punishes personnel;
- is chairman of the AGM;
- controls the Board of Management activity, offers member of the Board of Management for approval by the Board of Directors;
- gives proxies on behalf of the Company;
- opens the Company's bank accounts;
- controls the Company's accountings;
- gives orders compulsory for the Company's staff;
- performs other functions necessary for achieving the Company's aims in accordance with existing legal environment and the Company's Charter excluding functions of other management bodies of the Company;
- controls works on preparing list of trade secrets, gives orders for trade secrets protection.

General Director is Chairman of the Company's Board of Management. General Director represents opinion of the Board of Management during meetings of the Board of Directors.

The Board of Management is a collective executive body and controls fulfillment of decisions of the AGM and the Board of Directors. The Board of Directors approves membership of the Board of Management on the basis of General Director offers. Membership of the Board of Management can not exceed 7 persons. The Board of Management acts in accordance with the Company's Charter, Regulations of the Board of Management approved by the Board of Directors and other internal papers.

21. Members of the Board of Directors of the Issuer
The Board of Directors
Chairman: Anton I. Osiptchuk

Members of the Board of Directors:

Oleg V. Kashirin
Year of birth: 1965

Positions during last 5 years:
Period: 1996-1998
Organization: Armed Forces of the Russian Federation
Field of activity: military service in the Armed Forces of Russia
Position: officer
Period: 1998 –1999
Organization: OOO "SYUR"

Field of activity: investments
Position: manager
Period: 1999 - 1999
Organization: OOO "KEDR"
Field of activity: investments
Position: General Director
Period: 1999 – nowadays
Organization: JSC "Svyazinvest"
Field of activity: telecommunication services
Position: senior specialist of the Corporate Management Department
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Oleg V. Kuzmin
Year of birth: 1971

Positions during last 5 years:
Period: 1996 – 1997
Organization: "TAFT Enterprises Limited"
Field of activity: finances, investments
Position: representative of "TAFT Enterprises Limited"
Period: 1997 – 1998
Organization: ZAO "Absolut-Invest"
Field of activity: investments and securities
Position: Deputy General Director
Period: 1998 – nowadays
Organization: ZAO "Absolut-Invest"
Field of activity: investments
Position: General Director
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Yuriy A. Bilibin
Year of birth: 1971

Positions during last 5 years:
Period: 1996 – 1997
Company: JSC "Petersburg Telephone Network"
Field of activity: telecommunication services
Position: head of department
Period: 1998 – 1998
Company: JSC "PTS"
Field of activity: telecommunication services
Position: head of directorate
Period: 1998 – nowadays
Company: JSC "Svyazinvest"
Field of activity: telecommunication services
Position: assistant of General Director
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share

Rewards for the accounting quarter: this information is confidential

Alexander I. Polnikov
Year of birth: 1943

Positions during last 5 years:
Period: 1996 – 1998
Organization: Ministry of Communications of Russia
Field of activity: telecommunication services
Position: head of Capital Construction Directorate
Period: 1998 – nowadays
Company: JSC "Svyazinvest"
Field of activity: telecommunication services
Position: deputy chief of Telecommunications Department
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Vadim S. Degtyarev
Year of birth: 1975

Positions during last 5 years:
Period: 1996 – nowadays
Company: Brunswick Capital Management
Field of activity: investments
Position: Fund Manager
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Vladimir F. Lyulin
Year of birth: 1938

Positions during last 5 years:
Period: 1996 – nowadays
Company: JSC "Niszhegorodsvyazinform"
Field of activity: telecommunication services
Position: General Director
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Anton I. Osiptchuk
Year of birth: 1967

Positions during last 5 years:
Period: 1996 – 1997
Company: Bank "Inkombank"
Field of activity: bank and credit services
Position: Deputy Manager
Period: 1997 – 2000
Company: JSC "Telecominvest"

Field of activity: telecommunications
Position: Deputy General Director in charge of economy and finances
Period: 2000 – nowadays
Company: JSC "Svyazinvest"
Field of activity: investments in telecommunications
Position: First Deputy General Director
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

22. Sole and Collective Bodies of the Issuer

Sergei L. Yolkin
Year of birth: 1949

Positions during last 5 years:
Period: 1996 – 2001
Company: JSC "UdmurtTelecom"
Field of activity: telecommunication services
Position: First Deputy General Director
Period: 2001 – nowadays
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: General Director
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Alexander M. Vdovin
Year of birth: 1959

Positions during last 5 years:
Period: 1996 – 2001
Company: Mozhginskiy switching centre, Republic of Udmurtia
Field of activity: telecommunication services
Position: director
Period: 2001 – nowadays
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: first Deputy General Director
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Elena A. Bokova
Year of birth: 1966

Positions during last 5 years:
Period: 1996 – 2001
Company: "Company ITEK", Ltd.
Field of activity: financial activity
Position: financial director

Period: 2001 – nowadays
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: chief accountant
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Vitaliy M. Klishin
Year of birth: 1974

Positions during last 5 years:
Period: 1996 - 1998
Company: JSC "Svyazinform" of the Samara region, branch "Samara Radiotelephone"
Field of activity: telecommunication services
Position: telecommunication engineer
Period: 1998 – nowadays
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: head of department
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Valeriy V. Feditchev
Year of birth: 1961

Positions during last 5 years:
Period: 1996 – 1998
Company: JSC "Svyazinform" of the Samara region, Local Telephone Network
Field of activity: telecommunication services
Position: head of department
Period: 1998 – 2001
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: deputy chief of department
Period: 2001 – nowadays
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: head of telecommunications department
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Sole executive body: Sergei L. Yolkin

23. Rewards for members of the Board of Directors and other officials:

Total reward amount paid out to all persons mentioned in points 21 and 22 during the accounting period:

Wages: ***RUR 349 540***
Bonus: ***RUR 98 325***
Fees: ***RUR 7 900***

Other: *0*
Total: ***RUR 455765***
Also see points 21 and 22.

24. Information on legal entities – holdings of the Issuer
Legal entities where the Issuer owns not less than 5%:

Name: ***private joint-stock company "Samara-Telecom"***
Place of location: ***43 Polevaya ul., Samara, Russia, 443001***
Mailing address: ***43 Polevaya ul., Samara, Russia, 443001***
Issuer's share in the Charter Capital: ***25%***

Name: ***private joint-stock company "Reg-Time"***
Place of location: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Mailing address: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Issuer's share in the Charter Capital: ***17%***

Name: ***private joint-stock company "Samarasvyazinform"***
Place of location: ***24 Penzenskaya ul., Samara, Russia, 443010***
Mailing address: ***24 Penzenskaya ul., Samara, Russia, 443010***
Issuer's share in the Charter Capital: ***16.9%***

Name: ***Povoljie Association of Telecommunication Specialists "Teleinfo"***
Place of location: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Mailing address: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Issuer's share in the Charter Capital: ***16.7%***

Name: ***Limited liability company "Samarskiy Taxophone"***
Place of location: ***68a Penzenskaya ul., Samara, 44309, Russia***
Mailing address: ***68a Penzenskaya ul., Samara, 44309, Russia***
Issuer's share in the Charter Capital: ***10%***

Name: ***private joint-stock company "TeleRoss-Samara"***
Place of location: ***43 Polevaya ul., Samara, 443001, Russia***
Mailing address: ***43 Polevaya ul., Samara, 443001, Russia***
Issuer's share in the Charter Capital: ***10%***

Name: ***Association of the Volga-region Telecommunication Companies***
Place of location: ***1/3 Kuprina ul., Penza, 404056, Russia***
Mailing address: ***1/3 Kuprina ul., Penza, 404056, Russia***
Issuer's share in the Charter Capital: ***9.09%***

Name: ***private joint-stock company "Rostelegraph"***
Place of location: ***7 Tverskaya ul., Moscow, Russia, 103375***
Mailing address: ***7 Tverskaya ul., Moscow, Russia, 103375***
Issuer's share in the Charter Capital: ***7.8%***

25. Shares of all legal entities where the Issuer owns not less than 5% of their Charter Capitals and officials of the Issuer's Charter Capital

25.1. Name: ***private joint-stock company "Samara-Telecom"***
Place of location: ***43 Polevaya ul., Samara, Russia, 443001***

Mailing address: ***43 Polevaya ul., Samara, Russia, 443001***
Issuer's share in the Charter Capital: *25%*
Shares in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.1.1. Ravil R. Shakirov
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.08%

25.1.2. Alexei I. Shevchenko
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.05%

25.1.3. Vladimir P. Zaitsev
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.09%

25.1.4. Alik I. Sazer
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.05%

25.2. Name: ***private joint-stock company "Reg-Time"***
Place of location: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Mailing address: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Issuer's share in the Charter Capital: *17%*
Share in the Issuer's Charter Capital: ***does not have a share***

25.3. Name: ***private joint-stock company "Samarasvyazinform"***
Place of location: ***24 Penzenskaya ul., Samara, Russia, 443010***
Mailing address: ***24 Penzenskaya ul., Samara, Russia, 443010***
Issuer's share in the Charter Capital: *16.9%*
Share in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.2.3. Vitaliy K. Chaadaev
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0%

25.4. Name: ***Povoljie Association of Telecommunication Specialists "Teleinfo"***
Place of location: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Mailing address: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Issuer's share in the Charter Capital: *16.7%*
Share in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.4.1. Vladimir B. Vitevskiy
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.03%

25.5. Name: ***private joint-stock company "TeleRoss-Samara"***
Place of location: ***43 Polevaya ul., Samara, 443001, Russia***
Mailing address: ***43 Polevaya ul., Samara, 443001, Russia***
Issuer's share in the Charter Capital: *10%*
Share in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.5.1. Grigory M. Mostovoy
Functions: sole executive body
Share in the Issuer's Charter Capital: 0.024%

25.5.2. Alik I. Sazer
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.05%

25.6. Name: ***private joint-stock company "Rostelegraph"***
Place of location: ***7 Tverskaya ul., Moscow, Russia, 103375***
Mailing address: ***7 Tverskaya ul., Moscow, Russia, 103375***
Issuer's share in the Charter Capital: ***7.8%***
Share in the Issuer's Charter Capital: ***does not have a share***
25.6.1. **Alik I. Sazer**
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.05%

26. Other Issuer's affiliated persons
none
27. Issuer's share in the Charter Capital of affiliated legal entities
See points 24, 25, 26
28. Share of affiliated legal entities in the Issuer's Charter Capital
See points 24, 25, 26
29. Persons owning more than 5% of votes in the Issuer's Supreme Management Body
Name: ***JSC "Investment Telecommunication Company"***
Share: 50.67%
Name: ***TAFT Enterprises Limited***
Share: 16,53%
Name: ***private joint-stock company "Deposit-Clearing Company"***
Share: 7.33%
Name: ***ZAO "Bank Credit Suisse First Boston AO"***
Share: 6.04%
30. Sharing in financial and bank groups, holdings, associations
Name: ***Povolje Association of Telecommunication Workers***
Issuer's functions: Association unites 29 members and acts in the field of education. The Company's share in the Charter Capital of Association is 16.7%. The Company helps Association to develop technical equipment.

Name: ***Srednevoljskaya Chamber of Commerce and Industry***
Issuer's functions: Chamber of Commerce and Industry was organized to develop the Volga-region economy and its integration into world trade system and to form modern industrial, financial and trade infrastructure. JSC "Svyazinform" of the Samara region is member of the Chamber of Commerce and Industry.

Name: ***The Volga-region Telecommunication Companies Association***
Issuer's functions: The Association was founded by 11 telecommunication companies:
- JSC "Rostelecom", Moscow
- JSC "Svyazinform" of the Astrakhan region
- JSC "Volgogradelectrosvyaz"
- JSC "Martelecom", Mary El Republic
- JSC "Svyazinform", Mordovia Republic
- JSC "Svyazinform" of the Penza region
- JSC "Svyazinform" of the Samara region
- JSC "Saratovelectrosvyaz"
- "Tattelecom"

- JSC "Svyazinform" of the Ulyanovsk region
- JSC "Svyazinform" of the Chuvashia Republic

Members formed the Charter Capital of the Association at the expense of payments of members. The Association was organized in order to develop telecommunications and services, represent interests of its members in the State bodies and international organizations.

Name: ***Association of NMT-450 federal cellular network operators***
Issuer's functions: Association was organized in order to develop cellular network in Russia. JSC "Svyazinform" of the Samara region is member of the Association.

31. Issuer's branches

Name: ***Neftegorsk ISC***
Place of location: ***29a Neftyannikov ul., Neftegorsk, 446250, Samara region***
Mailing address: ***29a Neftyannikov ul., Neftegorsk, 446250, Samara region***
Director: ***Anatoliy G. Obukhovich***
Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2002

Name: ***Pokhvistnevo ISC***
Place of location: ***141 Revolutsionnaya ul., Pokhvistnevo, 446470, Samara region***
Mailing address: ***141 Revolutsionnaya ul., Pokhvistnevo, 446470, Samara region***
Director: ***Alexei N. Antonov***
Date of opening: ***February 1, 2001***
Proxy valid till December 31, 2002

Name: ***Sergievsk ISC***
Place of location: ***41 Sovetskaya ul., Sergievsk, 446540, Samara region***
Mailing address: ***41 Sovetskaya ul., Sergievsk, 446540, Samara region***
Director: ***Alexander N. Katkov***
Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2002

Name: ***Sizran ISC***
Place of location: ***51 Engels ul., Sizran, 446000, Samara region***
Mailing address: ***51 Engels ul., Sizran, 446000, Samara region***
Director: ***Vyacheslav N. Lunev***
Date of opening: ***April 12, 2001***
Proxy valid till: December 31, 2002

Name: ***Novokuibishevsk ISC***
Place of location: ***23 Pobeda ul., Novokuibishevsk, 446218, Samara region***
Mailing address: ***23 Pobeda ul., Novokuibishevsk, 446218, Samara region***
Director: ***Alexander V. Boldirev***
Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2002

Name: ***Otradny ISC***
Place of location: ***14 Otradnaya ul., Otradny, 446430, Samara region***
Mailing address: ***14 Otradnaya ul., Otradny, 446430, Samara region***
Director: ***Alexander I. Kirpichnikov***
Date of opening: ***April 12, 2001***

Proxy valid till December 31, 2001

Name: ***Toliatti ISC***
Place of location: ***68 Samarskaya ul., Toliatti, 445009, Samara region***
Mailing address*:* ***68 Samarskaya ul., Toliatti, 445009, Samara region***
Director: ***Ravil R. Shakirov***
Date of opening*:* ***February 1, 2001***
Proxy is valid till December 31, 2002

Name: ***Tchapaevsk ISC***
Place of location: ***35 Zheleznodorojnaya ul., Tchapaevsk, 446100, Samara region***
Mailing address: ***35 Zheleznodorojnaya ul., Tchapaevsk, 446100, Samara region***
Director: ***Valentina V. Sirik***
Date of opening: ***April 12, 2001***
Proxy is valid till December 31, 2002

Name*:* ***Samara Long-Distance Operating Switching Centre***
Place of location: ***37 Komsomolskaya ul., Samara, 443099, Russia***
Mailing address: ***37 Komsomolskaya ul., Samara, 443099, Russia***
Director: ***Petr T. Dovgopol***
Date of opening: ***July 13, 1993***
Proxy is valid till May 21, 2001

Name: ***Samara Technical Telecommunication Centre***
Place of location: ***54 Michurina ul., 443096, Samara, Russia***
Mailing address*:* ***54 Michurina ul., 443096, Samara, Russia***
Director: ***Alik I. Sazer***
Date of opening: ***January 15, 2001***
Proxy is valid till December 31, 2001

Name: ***Samara Radiotelephone Centre***
Place of location: ***30 Blukhera ul., Samara, 443090, Russia***
Mailing address: ***30 Blukhera ul., Samara, 443090, Russia***
Director: ***Alexander I. Gusarov***
Date of opening: ***June 6, 2001***
Proxy is valid till: December 31, 2002

Name: ***Svyazavtotrans***
Place of location: ***6 Artemovskaya ul., Samara, 443079, Russia***
Mailing address: ***6 Artemovskaya ul., Samara, 443079, Russia***
Director*:* ***Valeriy B. Glazshenkov***
Date of opening*:* ***January 1, 2001***
Proxy is valid till December 31, 2001

Name: ***Svyaz-Service***
Place of location: ***43 Polevaya ul., Samara, 443001, Russia***
Mailing address: ***43 Polevaya ul., Samara, 443001, Russia***
Director: ***Vitaliy K. Chaadaev***
Date of opening*:* ***March 30, 2000***
Proxy is valid till December 31, 2001

Name: ***Safety Service***

Place of location: ***36 Sokolova ul., Samara, 443068, Russia***
Director: ***Vadim M. Kurov***
Date of opening: ***July 13, 1993***
Proxy is valid till: December 31, 2001

Name: ***Nursery School # 42***
Place of location: ***32 Vladimirskaya ul., Samara, 443096, Russia***
Mailing address: ***32 Vladimirskaya ul., Samara, 443096, Russia***
Director: ***Valentina S. Shmikova***
Date of opening: ***May 21, 2001***
Proxy is valid till June 30, 2001

32. Amount of the Issuer's staff

Average number of employees in the Company and its branches is 8, 169 people

33. Description of the Issuer main fields of activity

Telecommunications develop rapidly and new technologies are implemented. Samara is large international telecommunication centre of the Volga-region and Russia. JSC "Svyazinform" of the Samara region is one of the largest telecommunication companies of Russia and monopoly in the region. As a regional telecommunications operator the Company provides a wide range of modern telecommunication services, increases number capacity and modernizes telecommunication system. Long-distance communication is 100% automated.

Technologies

In order to implement new services and improve quality of traditional telecommunication services digital technologies are used. In order to build intrazone and urban transmission systems SDH, ATM, PDH technologies will be used. Data transmission systems will be built using ATM, Ethernet, Fast Ethernet, IP technologies. Access networks will be built using ISDN and XDSL technologies.

For mobile networks NMT-450i, Volemot and Altai standards are used. In future it is planned to use GSM-400.

Cable TV network in Samara will be built using MMDS system.

Main fields of activity and their part in the total amount of revenues

Field of activity: international and domestic long-distance dialing

Part in the total amount of revenues (1996)	60.46%
Part in the total amount of revenues (1997)	58.68%
Part in the total amount of revenues (1998)	55.93%
Part in the total amount of revenues (1999)	54.73%
Part in the total amount of revenues (2000)	53.96%
Part in the total amount of revenues (3Q01)	53.88%

Field of activity: data transmission

Part in the total amount of revenues (1996)	4.15%
Part in the total amount of revenues (1997)	4.00%
Part in the total amount of revenues (1998)	4.57%
Part in the total amount of revenues (1999)	3.65%
Part in the total amount of revenues (2000)	3.30%
Part in the total amount of revenues (3Q01)	4.03%

Field of activity: urban and rural telephony

Part in the total amount of revenues (1996) 32.35%
Part in the total amount of revenues (1997) 33.86%
Part in the total amount of revenues (1998) 34.43%
Part in the total amount of revenues (1999) 33.00%
Part in the total amount of revenues (2000) 32.96%
Part in the total amount of revenues (3Q01) 33.04%

Field of activity: cellular communication, mobile communication
Part in the total amount of revenues (1996) 0.22%
Part in the total amount of revenues (1997) 0.31%
Part in the total amount of revenues (1998) 1.12%
Part in the total amount of revenues (1999) 2.19%
Part in the total amount of revenues (2000) 2.38%
Part in the total amount of revenues (3Q01) 2.83%

Field of activity: other (new services)
Part in the total amount of revenues (1996) 2.82%
Part in the total amount of revenues (1997) 3.15%
Part in the total amount of revenues (1998) 3.95%
Part in the total amount of revenues (1999) 6.43%
Part in the total amount of revenues (2000) 7.40%
Part in the total amount of revenues (3Q01) 5.44%

Fields of activity in accordance with the Charter:

- provision of telecommunication services and wireline broadcasting;
- marketing of telecommunication services and wireline broadcasting
- carrying out standard technical policy on telecommunications and wireline broadcasting development in the Samara region on the basis of existing demand and necessity of industrial and social development;
- elaboration and examination designing and estimation papers, construction, expansion, reconstruction of telecommunication systems;
- operation of existing and commissioning new telecommunication networks;
- coordination of development of state and corporate networks and wireline broadcasting in the Samara region in order to create common automated digital telecommunication network;
- relation with foreign companies and opening joint-ventures;
- intermediary activities;
- production and sell of consumer goods, cables, telecommunication equipment;
- leasing transactions.

Sources of raw materials and services

Main suppliers of raw materials and equipment (more than 10% of all deliveries)

Full name of the Supplier	Type of equipment	Part in the total amount of deliveries, %
1. JSC "MORION" (city of Perm)		12
2. IskraUralTel	SI-2000	20
3. Siemens	EWSD	23

Import occupies less than 50% in deliveries of exchange equipment. Partnership with suppliers provides supply of raw materials and services.

The Issuer's market

The main Issuer's market is Samara region. The Company provides international and domestic long-distance calls (incoming, outgoing, transit), local calls, data transmission, newspapers transmission, installment and serve of radio sets, cellular communication NMT-450 services, new services (Internet access, IP-telephony).

There are 556 exchanges in cities and villages of the region. Total number capacity is 586,762 lines. There are 121 exchanges in cities and 435 exchanges in rural areas. There are 2 digital long-distance exchanges (EWSD produced by Siemens) in Samara and Toliatti. Multiprotocol data transmission network operates in Samara on the basis of ATM technology. All rural area centres have access to automated long-distance dialing. 34% of lines are digital, 49% of lines are cross-bar, 17% of lines are step-by-step. 75% of channels are cable, 17% of channels are fiber-optic, 8% are radio relay. Total length of internal long-distance channels of JSC "Svyazinform" of the Samara region is 427.9 thousand channel-km. Approximately 25% of total amount of channels are operated more than 20 years. In the region there are 99 long-distance payphones, 3658 local payphones, 198 telecommunication centres.

Factors which can influence negatively on the Company's services sale:

1. large amount of old equipment and cable constructions that can make quality of communication worse;
2. low paying capacity of some resident groups and some enterprises;
3. implementation time-based charging system with daily limit.

Work with inventories

The Company tends to optimize structure of inventories and working capital on order to achieve compromise between risk of liquidity loss and the Company's profit. As a result profit for the period defrays not less than 50% of the inventory growth (in this case current liquidity ratio remains low than critical level). Taking into account nature of the activity (costs take up little part of telecommunication companies operating expenses) and long relations with suppliers inventories amount to minimum necessary for regular activity. However inventories tend to increase because of the Company's activity growth.

Seasonal activity

The Company does not fulfill seasonal works.

Main competitors

As main telecommunication and wireline broadcasting operator the Company is monopolist in the telecommunication market in the Samara region. There are competitors in such fields of activity as: NMT-450 cellular communication, mobile communication, and Internet services provisioning. However their part in the total amount of services is not large. Other telecommunication operators in the Samara region can not compete with the Company neither in volume of services nor in stability of their financial position. Marketing researches conducted by the Company let them to make positive forecast of the Company's position in the regional telecommunications market.

34. Investment declaration. Description of the Issuer's activity

Should be provided by investment funds only.

35. The Issuer's plans of activity

In 2001 the Company plans to spend for investments RUR 160 mln.

Commissioning digital long-distance and local exchanges makes it necessary to build digital transport network. In the nearest future digitalization of zone communication in that cities where electronic exchanges have been installed is to be fulfilled. During 2001 – 2010 zone network is to be fully digital. Intrazone synchrony digital loops are to be built in accordance with the project "Development of zone communication in the Samara region" investigated by JSC "Giprosvyaz". After this services of digital lines lease will be provided.

Urban telephone networks will be developed due to construction of new digital exchanges, digitalization of telecommunication networks, replacement old exchanges for digital ones.

Rural communication will be developed due to replacement of old equipment for electronic systems and increase of capacity. Aerial lines will be replaced for cable lines, length of fiber-optic lines will increase.

Priority goal for 2001 is to implement time-based charging system in Samara and Toliatti. After that the system will be implemented in the whole region. Next goal is opening Common Billing Centre in order to centralize cash-flows and offer new services.

In 2001 – 2004 X.400 services are to be developed in all large cities of the region on the basis of REX.400 equipment produced ZAO "Club REX 400". Implementation of these services and REX-400 equipment will let the Company to replace old data transmission equipment because of decrease of telegraph services amount.

The Company has Internet Development Conception for 2001 – 2004. In 2000 Internet access centres were built in all rural districts and cities of the region. Number of Internet subscribers amounted to 2300 as of 2000 year-end. 150 subscribers are connected through personal lines. In 2001 – 2004 Internet in the Samara region will be being developed. Number of Internet subscribers is to amount to 10 000 as of 2004 year-end.

In December 2000 improved payphone cards system produced by the company "Svetets" was put into operation. Besides 15 traditional long-distance channels 15 IP-telephone channels were added. Connection with card platform allowed the Company to offer convenient billing system for IP-telephony services. This system advertises IP-telephony services and will help calculate demand for this service.

JSC "Svyazinform" of the Samara region began to provide BUROFAX services. Today this service is provided in 18 service centres from 50 centres in Samara and in 17 switching centres in the region. In 2001 it is planned to provide this service throughout the region. In the future it is planned to develop this service together with X.400 services using Rostelemail network. In 2000 the Company began to learn variants of intellectual network implementation in the Samara region. Telephone network in Samara was examined and several variants of intellectual network construction were investigated. In the nearest future the Company plans to begin provisioning of intellectual services.

In order to provide high bit-rate data transmission services in Samara a multiprotocol data transmission network was put into operation in 2000. It is planned to construct second part of the network in Samara and similar network in Toliatti and other large cities of the region.

In 2001 – 2004 it is planned to develop radio communication system VOLEMOT in cities of the region (Samara, Toliatti, Sizran, Pokhvistnevo). New NMT-450 base stations are to be put into operation in Otradny, Novokuibishevsk, Pokhvistnevo, Kinel, Sergievsk, Kr. Yar. It is planned to cover 80% of the Samara region territory. Number of subscribers will grow up to 3 000 in 2002 and up to 5 000 in 2004.

In 1998 JSC "Svyazinform" began to construct cable TV system in the region. Today MMDS cable TV works is operated in Samara and Toliatti. In 2001 cable TV is to appear in Novokuibishevsk, Sizran, Otradny. Number of subscriber will amount to 40 000.

Total amount of capital investments for 2001 – 2004 is RUR 600 mln, including RUR 454 mln of own funds. Fulfillment of the plan will allow the Company to improve quality of service and to increase network capacity by 40% by 2005. Total number capacity will amount to 800 000 numbers.

36. Information on the Issuer's Charter Capital

Amount of the Issuer's Charter Capital: ***RUR 343 374 200***

Charter Capital by types of shares:

Ordinary shares:

Total number: ***RUR 257 530 650***

Part of the Charter Capital: *75%*

Preferred shares:
Total number: ***RUR 85 843 550***
Part of the Charter Capital: ***25%***

37. Information on the State's share
There is no the State's share in the Issuer's Charter Capital.

38. Information on the Issuer's declared shares

38.1. Type of shares: ***ordinary***
Form of shares: ***registered***
Full name of shares: ***ordinary registered shares***
NPV: ***RUR 130***
Amount: ***396 201***
Total volume: ***RUR 51 506 130***
Terms of offering: ***not specified by the Charter***

38.2. Category of shares: ***preferred***
Type of shares: ***A***
Form of shares: ***registered***
Full name of shares: ***ordinary registered shares***
NPV: ***RUR 130***
Amount: ***132 067***
Total volume: ***RUR 17 168 710***
Terms of offering: ***not specified by the Charter***

39. The Issuer does not have significant agreements and obligations.

40. The Issuer does not have obligations to issue shares and securities converted into shares.

41. Sanctions, trials and inspections

Sanctions for three years before the accounting quarter and for the current year:

Date of sanction: ***December 25, 1998***
Sanction applied by ***the State Tax Inspection of Samara***
Reasons: ***incorrect calculation of the profits tax, profits were undervalued***
Type of sanction: ***penalties and fines***
Amount: ***RUR 707 838***
Sanction was paid out

Date of sanction: ***March 20, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget and funds***
Type of sanction: ***penalties and fines***
Amount: ***RUR 95 000***
Sanction was paid

Date of sanction: ***June 21, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget and funds***

Type of sanction: ***penalties and fines***
Amount: ***RUR 90 000***
Sanction was paid

Date of sanction: ***August 20, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness property tax payment***
Type of sanction: ***penalty***
Amount: ***RUR 161***
Sanction was paid

Date of sanction: ***August 20, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness VAT tax payment***
Type of sanction: ***penalty***
Amount: ***RUR 785***
Sanction was paid

Date of sanction: ***September 17, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness payment of highways users tax***
Type of sanction: ***penalties***
Amount: ***RUR 2 436***
Sanction was paid

Date of sanction: ***September 17, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness utilities tax payment***
Type of sanction: ***penalties***
Amount: ***RUR 492***
Sanction was paid

Date of sanction: ***September 24, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for social insurance fund***
Type of sanction: ***penalties and fines***
Amount: ***RUR 22 236***
Sanction was paid

Date of sanction: ***December 7, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 1 440 000***
Sanction was paid

Date of sanction: ***December 16, 1999***
Sanction applied by ***Customs of the city of Toliatti***
Reasons: ***tardiness payment for cargo storage***
Type of sanction: ***fines***
Amount: ***RUR 25 000***

Sanction was paid

Date of sanction: ***December 21, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons***: tardiness utilities tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 5 346***
Sanction was paid

Date of sanction: ***January 26, 2000***
Sanction applied ***by the Samara Department of Social Insurance State Fund***
Reasons: ***tardiness annual payment for 1999***
Type of sanction: ***penalties and fines***
Amount: ***RUR 14 787***
Sanction was paid

Date of sanction***: February 16, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***interest for tax deferral***
Type of sanction: ***penalties***
Amount: ***RUR 101 460***
Sanction was paid

Date of sanction: ***March 30, 2000***
Sanction applied by ***the Medical Insurance Fund***
Reasons: ***penalties for tardiness payment for quarter 1, 2000***
Type of sanction: ***penalties***
Amount: ***RUR 2 139***
Sanction was paid

Date of sanction: ***April 24, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 142 161.9***
Sanction was paid

Date of sanction: ***May 24, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness registration of property objects***
Type of sanction: ***fines***
Amount: ***RUR 20 000***
Sanction was paid

Date of sanction: ***June 21, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons***: incorrect calculation of profit tax, profit was undervalued***
Type of sanction: ***penalties***
Amount: ***RUR 50 561***
Sanction was paid

Date of sanction: ***August 25, 2000***

Sanction applied by *the Price Policy Directorate of the Samara region*
Reasons: *incorrect price calculation*
Type of sanction: *fines*
Amount: *RUR 22 033*
Sanction was paid

Date of sanction: *September 5, 2000*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons*: tardiness income tax payment*
Type of sanction: *penalties and fines*
Amount: *RUR 12 798*
Sanction was paid

Date of sanction: *September 17, 2000*
Sanction applied by *the Social Insurance Fund*
Reasons: *tardiness payment*
Type of sanction: *penalties and fines*
Amount: *RUR 25 950*
Sanction was paid

Date of sanction*: September 20, 2000*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness VAT tax payment*
Type of sanction: *penalties and fines*
Amount: *RUR 35 197*
Sanction was paid

Date of sanction: *October 11, 2000*
Sanction applied by *the Medical Insurance Fund*
Reasons: *tardiness payment*
Type of sanction: *penalties and fines*
Amount: *RUR 47*
Sanction was paid

Date of sanction: *October 31, 2000*
Sanction applied by *the Social Insurance Fund*
Reasons: *tardiness payment of non-budget transfer*
Type of sanction: *penalties*
Amount: *RUR 6 169*
Sanction was paid

Date of sanction: *November 8, 2000*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness tax payment for budget*
Type of sanction: *penalties*
Amount: *RUR 6 212*
Sanction was paid

Date of sanction: *November 21, 2000*
Sanction applied by *the State Tax Inspection of the Oktyabrskiy district of the city of Samara*
Reasons*: tardiness income tax payment*
Type of sanction: *fines*

Amount: ***RUR 17 959***
Sanction was paid

Date of sanction: ***December 12, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness VAT tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 6 624***
Sanction was paid

Date of sanction: ***March 3, 2001***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 316 418***
Sanction was paid

Date of sanction: ***June 12, 2001***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 100 469***
Sanction was paid

Date of sanction: ***July 24, 2001***
Sanction applied by ***the Federal Treasure***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 492 000***
Sanction was paid

Description of all finished and current trials which can influence on the Issuer's activity:

During three financial years (1998, 1999, 2000) before the accounting year and during the second quarter of the current year the Company did not participate in trials which can influence on tits activity.

There was not audit inspections initiated by the State or shareholders.

42. Information about essential events which happened in the accounting quarter

Date: ***July 30, 2001***

Code: ***0900138A00072001***

Decrease of profit by more than 10% in the 2nd quarter of 2001 is caused by further reasons:

- rate of costs growth was higher than rate of gross proceeds;
- increase of taxes due to implementing 5% local budget tax throughout the Samara region (in the 1st quarter the law did not come into force in all areas of the region).

Profit for the 1st half-year of 2001	- RUR 10,530 thousand
The profit change in the 2nd quarter of 2001:	
(in absolute figures)	- RUR 3,024 thousand
(in percent)	40.2 %

Date: ***August 28, 2001***
Code: ***0100138A28082001***

There have been changes in the Board of Management of JSC "Svyazinform" of the Samara region. New Board of Management have been elected in the amount of 5 members:

- Sergei L.Yolkin – Chairman of the Board
- Alexander M. Vdovin
- Elena A. Bokova
- Vitaliy M. Klishin
- Valeriy V. Fedichev

Newly elected members do not have shares in the Issuer's Charter Capital.

Further members have been excluded from the Board of Directors:

- Boris V. Skvortsov
- Alexei I. Shevchenko
- Vitaliy K. Chaadaev
- Galina V. Melik-Shakhnazarova
- Vladimir P. Zaitsev
- Alik I. Sazer
- Valentina I. Kuznetsova
- Alexander I. Gusarov
- Mikhail Ya. Nevsky
- Elena N. Yushina
- Anatoliy S. Orlov
- Iosif S. Gur-Arya
- Marina V. Sherstneva
- Evgeniy N. Poverenov

The event took place on August 28, 2001 in accordance with the decision of the Board of Directors of JSC "Svyazinform" of the Samara region on August 28, 2001.

Date: ***September 7, 2001***
Code: ***1300138A07092001***

On it's meeting on September 7, 2001 the Board of Directors of JSC "Svyazinform" of the Samara region passed further decisions:
1.To conduct an extraordinary general meeting of shareholders to discuss an issue of the Company's reorganisation and its merge with JSC "Nizshegorodsvyazinform".
To conduct the meeting on October 31, 2001 at 1 Kievskaya ul., Samara, Russia
Registration begins at 12.00
2.To approve further agenda of the meeting:
1) Reorganisation of JSC "Svyazinform" of the Samara region and its merge with JSC "Nizshegorodsvyazinform". Approval of the Merge Agreement and Endorsement Certificate.
2) Changes and amendments to the Company's Charter.

3.Taking into account advice of the independent adjuster to fix market price of the Company's shares to be redeemed as follows:
- RUR 518.52 for 1 ordinary share
- RUR 143.89 for 1 preferred share

Shareholders who did not take part in the voting or voted against reorganization have a right to demand the Company to redeem their shares.

Five members of the Board of Directors took part in the meeting.
Decisions were passed unanimously except issue 3. During voting for issue 3 one director voted against the decision.

Date: ***September 7, 2001***
Code: ***1500138A07092001***

On September 7, 2001 the Board of Directors of JSC "Svyazinform" of the Samara region passed a decision to draw up list of shareholders who have a right to take part in the meeting of shareholders as of September 8, 2001, 6.00 p.m. (Moscow time).

43. Information on reorganization of the Issuer and its subsidiaries

There were no changes in the structure of the Issuer and its subsidiaries during the accounting quarter.

44. There is no additional general information on the Issuer.

B. INFORMATION ON FINANCIAL ACTIVITY OF THE ISSUER

45. Annual accountings for three last financial years.

Should not be provided

46. Accountings for the accounting quarter is available in the Annex.

47. Information on facts influenced decrease or increase of the Issuer's assents by more than 10% in the accounting quarter.

There were not such facts.
Amount of the assets as of end of the quarter former the accounting one: RUR 1 568 009 thousand
Amount of assets as of end of the accounting quarter: RUR 1 600 393 thousand

48. Information on facts influenced decrease or increase of the Issuer's profits by more than 20% in the accounting quarter in comparison with the previous quarter.

Increase of profit by more than 10% in the 3rd quarter of 2001 in comparison with the 2nd quarter of 2001 is caused by increase of sales profit because of growth of outgoing long-distance traffic, settlements with alternative telecommunication operators and decrease of operating costs.

Change of profits: RUR 14 089 thousand

Profit for the accounting quarter: RUR 24 619 thousand

49. Information on the Reserve Fund and other special funds of the Issuer:

Amount of the Reserve fund as of end of the accounting period: RUR 40.4 mln
Came: RUR 0 mln
Used: RUR 0 mln
The Reserve Fund was not in the accounting period.

Accumulation fund
Amount of the Accumulation fund as of end of the accounting period: RUR 0 mln

Came: RUR 0 mln
Used: RUR 0 mln
The Accumulation Fund was not in the accounting period.

Social Fund
Amount of the Social Fund as of the end of the accounting quarter: RUR 19.6. mln
Came: RUR 0 mln
Used: RUR 0 mln
The Social Fund was not in the accounting period.

50. There were no deals amounting more than 10% of the Issuer's assets as of end of the quarter former the accounting one.

51. Fund raising was not used.

52. Borrowed funds got by the Issuer and its subsidiaries in the accounting quarter.

Indices	Balance as of year beginning (RUR thousand)	Received (RUR thousand)	Paid off (RUR thousand)	Balance as of end of the accounting quarter (RUR thousand)
Long-term bank credits	11000	16642	-	31525
Including not paid off in time	-	-	-	-
Other long-term loans	59166	-	-	45551
Including not paid off in time	-	-	-	-
Short-term bank credits	148382	-	-	171385
Including not paid off in time	-	-	-	-
Bank credits for employees	-	-	-	-
Including not paid off in time	-	-	-	-
Other short-term loans	-	-	-	-
Including not paid off in time	-	-	-	-

53. Payables and receivables of the Issuer and its subsidiaries in the accounting quarter.

Indices	Balance as of year beginning (RUR thousand)	Received (RUR thousand)	Paid off (RUR thousand)	Balance as of end of the accounting quarter (RUR thousand)
1) Receivables:				
Short-term	210788	-	-	230034
Including overdue receivables	170620	-	-	190116
More than 3 months	-	-	-	-
Including:				
Long-term	2545	-	-	4225
Overdue	253	-	-	253
Including more than 3 months	-	-	-	-
2) Payables				
Short-term	171748	-	-	216605
Including overdue	57928	-	-	77288

More than 3 months	-	-	-	-
Including:				
Long-term	-	-	-	-
Overdue	-	-	-	-
More than 3 months	-	-	-	-
Cover				
Received	-	-	-	-
Including received from third parties	-	-	-	-
Including:				
Paid out	-	-	-	-
Including to third parties	-	-	-	-
3) Bills				
Bills issued	474	-	-	474
Including overdue	-	-	-	-
Including:	-	-	-	-
Bills received	-	-	-	-
Including overdue	-	-	-	-

54. The Issuer's financial investments

Indices	Amount of investments as of end of the accounting quarter (RUR thousand)		
	Short-term (less than 1 year)	Long-term (more than 1 year)	Total
Investments in the state securities of Russia	-	-	-
Investments in the securities of the federal subjects -	-	-	-
Investments in the securities of local authorities -	-	-	-
Holdings in other enterprises	-	1974	1974
Investments in bonds and other long-term liabilities	-	-	-
Other loans	2761	13472	16233
Investments in the Issuer's subsidiaries	-	-	-
Investments in the Issuer's dependent companies	-	-	-
Investments in the enterprises which were liquidated in accordance with laws of the Russian Federation			
Name of the Company	Date of liquidation	A body which passed the decision	Amount of investments (RUR thousand)
Total			-
Investments in the enterprises which went bankrupt in accordance with laws of the Russian Federation			

Name of the Company	Date of liquidation	A body which passed the decision	Amount of investments (RUR thousand)
Total			-
Amount of the Issuer's assets as of end of the accounting quarter (RUR thousand)			1 600 393
Investments in the companies in the amount of more than 10% of the Issuer's assets as of end of the accounting quarter			
Name of the Company		Amount of investments (RUR thousand)	Share of assets
Total:		-	0%

55. There is no significant information about financial activity of the issuer.

C. Information on the Issuer's securities

56. Information on the Issuer's shares

Number of issue: ***1***
Category: ***ordinary***
Type of shares: ***registered***
NPV: ***100***
Amount of securities: ***1 981 005***
Volume of the issue: ***198 100 500***
Information on the state registration of the issue:
Date of registration: ***July 13, 1993***
Number: ***42-1П-551***
Registered by financial authorities
Way of offer: ***purchase during restructuring into joint-stock company***
Period of offer: **from August 13, 1993 to December 15, 1994**
Nowadays all securities have been redempted.
Amount of allocated securities in accordance with securities issue report: ***1 981 005***
Information on registration of the securities issue report:
Date of registration: ***February 3, 1998***
Registered by Federal Securities Commission of Russia
Market information of securities:
Shares of JSC "Svyazinform" of the Samara region have been traded on the over-the-counter market since April 1994. Since December 18, 1996 shares have been traded in RTS-2. Since August 11, 1997 shares were transferred from RTS-2 to RTS.
There is no other significant information about the issue.

Number of the issue: ***2***
Category: ***preferred***
Type of shares: ***A***
Form of shares: ***registered***
NPV: ***100***
Amount of securities: ***660 335***
Volume of the issue: ***66 033 500***
Information on the state registration of the issue:
Date of registration: ***July 13, 1993***

Number: ***42-111-551***
Registered by financial authorities
Way of offer: ***purchase during restructuring into joint-stock company***
Period of offer: ***from August 13, 1993 to December 15, 1994***
Nowadays all securities have been redempted.
Amount of allocated securities in accordance with securities issue report: ***660 335***
Information on registration of the securities issue report:
Date of registration*:* ***February 3, 1998***
Registered by Federal Securities Commission of Russia
Market information of securities:
Shares of JSC "Svyazinform" of the Samara region have been traded on the over-the-counter market since April 1994. Since December 18, 1996 shares have been traded in RTS-2. Since August 11, 1997 shares were transferred from RTS-2 to RTS.
There is no other significant information about the issue.

Number of the issue: *4*
Category: ***preferred***
Form of shares: ***registered***
NPV: ***130***
Amount of securities: ***1 981 005***
Volume of the issue: ***257 530 650***
Information on the state registration of the issue:
Date of registration: ***June 8, 1998***
Number: ***1-02-00138A***
Registered by the Federal Securities Market Commission of Russia
Way of offer: ***conversion***
Period of offer: ***from July 7, 1998 to July 8, 1998***
Nowadays allocation has been finished.
Amount of allocated securities in accordance with securities issue report: ***1 981 005***
Information on registration of the securities issue report:
Date of registration*:* ***July 20, 1998***
Registered by Federal Securities Commission of Russia
Market information of securities:
Shares of JSC "Svyazinform" of the Samara region are traded in RTS-2 and over-the-counter market of Samara and the Samara region. Since March 31, 1999 shares have been traded in the stock exchange section of MICEX without including into quotation lists.
Additional information:
On November 19, 1998 SEC registered 1 level ADRs on ordinary shares of JSC "Svyazinform" of the Samara region.

Number of the issue: ***5***
Category: ***preferred***
Type of shares: ***A***
Form of shares: ***registered***
NPV: ***130***
Amount of securities: ***660 335***
Volume of the issue: ***85 843 550***
Information on the state registration of the issue:
Date of registration: ***June 8, 1998***
Number: ***2-02-00138A***
Registered by the Federal ***Securities Market Commission***
Way of offer: conversion

Period of offer: ***from July 7, 1998 to July 8, 1998***
Nowadays allocation has been finished.
Amount of allocated securities in accordance with securities issue report: ***660 335***
Information on registration of the securities issue report:
Date of registration: ***July 20, 1998***
Registered by Federal Securities Market Commission of Russia
Shares of JSC "Svyazinform" of the Samara region are traded in RTS-2 and over-the-counter market of Samara and the Samara region. Since March 31, 1999 shares have been traded in the stock exchange section of MICEX without including into quotation lists.
There is no other significant information about the issue.

57. Information on the Issuer's bonds
Number of the issue: *3*
Series: ***no***
Type*:* ***interest bonds***
Form of shares: ***registered***
NPV: ***100***
Amount of securities: ***60 000***
Volume of the issue*:* ***6 000 000***
Information on the state registration of the issue:
Date of registration: ***November 11, 1996***
Number: ***42-2-12***
Registered by financial authorities
Way of offer: ***public subscription***
Period of offer: ***from December 26, 1996 to September 20, 1997***
Nowadays all securities have been redempted.
Amount of allocated securities in accordance with securities issue report: ***60 000***
Information on registration of the securities issue report:
Date of registration*:* ***May 25, 1998***
Registered by Federal Securities Market Commission of Russia
Market information on securities:
Bonds were sold by the issuer and underwriters (investment company "Transfer" and bank "FIA-BANK") in the over-the-counter markets in the cities of Samara, Toliatti, Sizran/
Addresses:
- investment company "Transfer": 4 Lesnaya ul., Samara
- bank "FIA-BANK": 22 Frunze ul., Toliatti

Securities circulated from December 26, 1996 to September 20, 1997.
Earnings per bonds:
Per cent from NPV – not provided.
Another property equivalent per one bond: not provided
Another income and rights: after expiry of payment terms owner of a bond gets right for extraordinary telephone installment.
Period of payment: from November 1, 1998 to May 1, 1999.
Terms of payment: bonds are paid off by the Company after expiry of period of circulation on a bond owner's appeal. Natural persons – bond owners are paid cash or receive money by bank transfer during 3 bank days after demand. Legal entities are paid by bank transfer during 3 bank days after demand. Payment ahead of schedule is not provided.
Bond secure:
Type of secure: guarantee
Guarantor: Samara branch of bank "Incombank"
Amount: 6 000 000
Earnings on bonds:

Cash: RUR 0
Another property equivalent: RUR 0
Another income: RUR 0
There is no other significant information about the issue.

D. ANOTHER INFORMATION ON THE ISSUER'S SECURITY

58, 59, 60. Rights of shareholders. Dividend on shares.

58.1. Category of shares: ***ordinary***
Form of shares: ***registered***
Full name of shares: ***ordinary registered shares***
Rights of holders of this type of shares:
Each shareholder has right:

- to take part in Annual general meeting of shareholders and to vote on all issues of an agenda;
- to participate in Annual general meeting of shareholders in person or by proxy and to make suggestions in accordance with the Company's Charter;
- to assign shares;
- to get share of the Company's net profit (dividends) which should be distributed among shareholders in accordance with the Charter;
- to get share of the Company's property cost (liquidation cost), remained after liquidation of the Company in proportion to number of shares the shareholder owns;
- to have an access to the Company's papers in accordance with the Charter and to get copies of paper for money;
- transfer all or a part of rights and shares to his representative in accordance with a proxy;
- in case the Company offered its voting shares and other securities converted into voting shares by public subscription with cash payment holders of the Company's voting shares have a priority right to purchase these shares in proportion to shares they own;
- to institute actions;
- to exercise other rights in accordance with the Company's Charter, laws of the Russian Federation, decisions approved by the Annual General Meeting of shareholders;
- to demand redemption of all of part of shares he owns in cases:
  a) the Company's reorganization or a large deal which approved by the Annual General Meeting of shareholders if a holder voted against the deal or did not take part in the voting;
  b) changes and amendments to the Company's Charter or approval of the Charter in a new edition if this edition limits their rights if they voted against or did not take part in the voting.

Dividends for shares of this type:

Period: ***1997, quarter 4***
Amount of dividend for one share: ***RUR 3***
Total amount of dividend for shares of this type: ***RUR 5 943 015***
Total amount of dividend paid out: ***RUR 5 943 015***

Period: ***1998, quarter 4***
Amount of dividend for one share: ***RUR 1.99***
Total amount of dividend for shares of this type: ***RUR 3 942 199.95***
Total amount of dividend paid out: ***RUR 3 942 199.95***

Period: ***1999, quarter 4***
Amount of dividend for one share: ***RUR 2***
Total amount of dividend for shares of this type: ***RUR 3 962 010***
Total amount of dividend paid out: ***RUR 3 933 525.39***

Period: ***2000, quarter 2***
Amount of dividend for one share: ***RUR 3.87***
Total amount of dividend for shares of this type: ***RUR 7 666 489.35***
Total amount of dividend paid out: ***RUR 6 516 516***
Amount of dividend for shares of this type, which is not to be paid out yet: ***RUR 0***

58.2. Category of shares: ***preferred***
Type of shares: *A*
Form of shares: ***registered***
Full name of shares: ***preferred registered shares***
Rights of holders of this type of shares:
Each shareholder has right:

- to take part in Annual general meeting of shareholders and to vote on all issues of the Company's reorganization and liquidation, introduction of changes and amendments to the Company's Charter limiting rights of preferred shares holders;
- to participate in Annual general meeting of shareholders in person or by proxy and to make suggestions in accordance with the Company's Charter;
- to assign shares;
- to get annual fixed dividend. Total amount of dividends for each preferred share is determined as 10% of the Company's net profit according to results of the financial year divided into number of shares;
- to get share of the Company's property cost (liquidation cost), remained after liquidation of the Company in proportion to number of shares the shareholder owns;
- to get NPV in case the Company's liquidation;
- to have an access to the Company's papers in accordance with the Charter and to get copies of paper for money;
- transfer all or a part of rights and shares to his representative in accordance with a proxy;
- to institute actions;
- to exercise other rights in accordance with the Company's Charter, laws of the Russian Federation, decisions approved by the Annual General Meeting of shareholders;

Dividend for this type of shares:

Period: ***1997, quarter 4***
Amount of dividend for one share: ***RUR 23***
Total amount of dividend for shares of this type: ***RUR 15 187 705***
Total amount of dividend paid out: ***RUR 15 187 705***

Period: ***1998, quarter 4***
Amount of dividend for one share: ***RUR 5.99***
Total amount of dividend for shares of this type: ***RUR 3 955 406.65***
Total amount of dividend paid out: ***RUR 3 955 406.65***

Period: ***1999, quarter 4***
Amount of dividend for one share: ***RUR 9.34***
Total amount of dividend for shares of this type: ***RUR 6 167 528.9***
Total amount of dividend paid out: ***RUR 6 139 044.3***

Period: ***2000, quarter 2***
Amount of dividend for one share: ***RUR 14.3***
Total amount of dividend for shares of this type: ***RUR 9 442 790.5***
Total amount of dividend paid out: ***RUR 8 026 372***
Amount of dividend for shares of this type, which is not to be paid out yet: ***RUR 0***

61. Limitation of securities circulation
See articles 56, 57

62. Another important information on the Issuer's securities
Shares of the Issuer are traded in MICEX and RTS (Russia). From April 1, 2001 to June 30, 2001 trade volume in MICEX and RTS amounted to:
Ordinary shares: $228 041
Highest price for 1 share: $20.5
Lowest price for 1 share: $19.00
Preferred shares: $ 5 667
Highest price for 1 share: $8.44
Lowest price for 1 year: $7.5
Level 1 ADRs for the Company's ordinary shares are traded in Berlin Stock Exchange, Europe Stock Exchange NEWEX, segment NX.plus and Over-the-Counter Market USA.

ANNEX

The Balance Sheet for 9 months of 2001
There were no changes in the accounting policy

The Balance Sheet

RUR thousand

ASSETS	Line Code	at the beginning of the year	at the end of the year
I. NON-CURRENT ASSETS Intangible assets (04,05)	110	**5125**	
including: patents, licenses, trademarks and assets	111	**1592**	
Administration expenses	112		
Goodwill	113		
Fixed assets (01, 02, 03)	120	**1130216**	**1055625**
including: land plots and natural objects	121	**991**	**991**
buildings, machines, equipment	122	**906242**	**792801**
Construction in progress (07, 08, 16, 61)	130	**88899**	**201955**
Investments in material assets (03)	135		
Property for lease	136		
Property supplied on the basis of a hire agreement	137		
Long-term investments (06, 82)	140	**13499**	**13472**
including: investments in subsidiary companies	141		
investments in associated companies	142		
investments in other organizations	143	**1974**	**1974**
loans to organizations for over 12 months	144		
other long-term investments	145	**11525**	**11525**
Other non-current assets	150		
SUBTOTAL FOR SECTION I	190	**1237739**	**1271052**
II. CURRENT ASSETS			

Inventory	210	29526	37098
Including: Raw materials, materials and similar values (10,12,13,16)	211	**23158**	**27501**
Animals on breeding and fattening (11)	212	**3**	**3**
Expenses of production in progress (20, 21, 23, 29,30, 36, 44)	213		
Finished products and goods for re-sale (16,40, 41)	214	**2919**	**2352**
Goods shipped (45)	215		
Deferred expenditures (31)	216	**3446**	**7242**
VAT on acquired values (19)	220	**9113**	**32999**
Receivables (due after 12 months following the reporting date)	230	**2545**	**4245**
including: buyers and customers (62, 76, 82)	231	**253**	
notes receivable (62)	232		
receivables from subsidiary and associated companies (78)	233		
advances paid out (61)	234		
other debtors	235	**2292**	**4245**
Receivables (due within 12 month following the reporting date)	240	**210788**	**230034**
including: buyers and customers (62, 76, 82)	241	**170620**	**190116**
notes receivable (62)	242	**115**	**115**
receivables from subsidiaries and associated companies (78)	243		
Charter Capital	244		
advances paid out (61)	245	**535**	**536**
other debtors	246	**39518**	**39267**
Short-term investments (56,58, 82)	250	**1888**	**2698**
including: loans to companies for a period over 12 months	251		
own shares, purchased from holders	252		
other short-term investments	253	**1888**	**2698**
Cash	260	**26556**	**22267**
including: cash in hand (50)	261	**897**	**1085**
settlement accounts (51)	262	**21769**	**15292**
hard-currency accounts (52)	263	**242**	**672**
other cash (55, 56, 57)	264	**3648**	**5218**
Other current assets	270		
SUBTOTAL FOR SECTION II	290	**280416**	**329341**
BALANCE (lines 190+290+390)	300	**1518155**	**1600393**
LIABILITIES	**line code**		
III. Capital and Reserves Charter Capital (85)	410	**343374**	**343374**
Additional Capital (87)	420	**598654**	**598622**
Reserve Capital (86)	430	**29736**	**40435**
including: reserve funds, formed in accordance with the laws	431	**29736**	**40435**
reserve funds, formed in accordance with the founding documents	432		
Social fund (88)	440	**19613**	**19605**
Retained earnings of the previous periods (88)	460	**124268**	**96460**
Uncovered expenses of previous periods (88)	465		
Expenses of previous years not financed	466		
Retained earnings for the reporting year (88)	470	**X**	**35149**
UNCOVERED LOSS OF THE REPORTING YEAR	475	**X**	
SUBTOTAL FOR SECTION III	490	**1115645**	**1133645**

IV. LONG-TERM LIABILITIES			
Credits and loans (92, 95)	510	11000	30549
including: bank loans payable after 12 months following the reporting date	511		
other loans payable after 12 months following the reporting date	512	11000	30549
other long-term liabilities	520	59166	55037
SUBTOTAL FOR SECTION IV	590	70166	85586
V. SHORT-TERM LIABILITIES Credits and loans (90, 94)	610	148382	148382
including: bank loans payable within 12 months following the reporting date	611	148382	148382
Loans payable after 12 months following the reporting date	612		
Payables	620	171748	216605
Including: Suppliers and contractors (60, 76)	621	57928	77288
Notes payable (60)	622	474	474
Payables to subsidiary and associated companies (78)	623		
Wages payable (70)	624	12190	11673
Contributions to the social institutions payable	625	3353	6439
Payable to the budget 68)	626	20812	34982
Advances received (64)	627	25590	35276
Other creditors	628	51401	50473
Payables to holders (founders) (75)	630	880	4828
Deferred revenues (83)	640	11334	11347
Other short-term liabilities	660		
SUBTOTAL FOR SECTION V	690	332344	381162
BALANCE (lines 490+590+690)	700	1518155	1600393

INFORMATION ABOUT VALUES WHICH ARE ACCOUNTED ON OUTBALANCE ACCOUNTS

Indices	Line code	As of the year beginning	As of the year end
Leased fixed assets (001)	910	129	129
including according to leasing	911	356	
Inventories, accepted for custodian (002)	920		
Goods accepted for commission (004)	930		
Writing-off debts of insolvent debtors (007)	940	20621	21147
Cover of liabilities and payments received (008)	950		
Cover of liabilities and payments granted (009)	960		20859
Housing stock depreciation (014)	970	1673	1673
Depreciation of objects of external improvement and other similar objects (015)	980		
Book-keeping forms	990	22076	

PROFIT AND LOSS REPORT

RUR thousand

INDICES	Line code	For the accounting period	For the same period of the previous year
Revenues (net) from the sale of goods, products, works, services (minus VAT, excises and similar obligatory payments)	010	993661	843429
Including from sales of telecommunication services	011	967819	817952
Sales cost of goods, works, services	020	807405	682378
Including telecommunication services sold	021	763615	659609

Gross revenue	029	**186256**	**161051**
Commercial expenses	030	**13166**	**9856**
Management expenses	040		
Sales profit (loss) (lines (010-020-030-040))	050	**173090**	**151195**
Operation revenues and expenses			
Interest receivable	060	**796**	**804**
Interest payable	070	**26535**	**10806**
Income from investing in other companies	080		
Other operating revenues	090	**2963**	**9264**
Other operating expenses	100	**18438**	**31671**
Non-sales expenses			
Non-sales revenues	120	**15435**	**67597**
Non-sales expenses	130	**46999**	**25059**
Profit (loss) before the taxation (lines 050+060+070+080+090+100+120-130)	140	**100312**	**161324**
Profits tax	150	**65139**	**56401**
Profit (loss) from everyday activity	160	**35173**	**104923**
Extraordinary revenues and expenses	170		
Extraordinary revenues			
Extraordinary expenses	180	**24**	**59**
Net retained earnings (loss) for the accounting period (lines (160+170-180)	190	**35149**	**104864**

Approved
by the Board of Directors of
JSC "Svyazinform" of the Samara region
Minutes 3 dated July 28, 2001
Chairman of the Board of Directors
Anton I. Osuptchuk _(signature)__

QUARTELY REPORT OF THE ISSUER
For Quarter 2, 2001

Joint-stock Company "Svyazinform" of the Samara Region
Issuer's code: 00138-A

Address: 24 Leningradskaya ul., Samara, 443099, Russia
Mailing address: 24 Leningradskaya ul., Samara, 443099, Russia

Information in this Quarterly report is to be disclosed in accordance with securities laws of the Russian Federation

General Director Sergei L. Yolkin ___(signature)____
Chief Accountant Elena A. Bokova __(signature)___
July 28, 2001

Contact person: Lyubov E. Gorshenina
Tel.: (+7-8462) 33-77-76, fax (+7-8462) 70-40-15
e-mail: cb@samtel.ru

A. Information on the Issuer

9. Full name of the Issuer
Joint-Stock Company "Svyazinform" of the Samara region

10. Short name of the Issuer
JSC "Svyazinform" of the Samara region
SSR

11. Information on changes of the Issuer's name and status
Open Joint-stock Company "Svyazinform" of the Samara region
OJSC "Svyazinform" of the Samara region
Date: *July 27, 1993*

Open Joint-Stock Company "Rossvyazinform" of the Samara region
JSC "Rossvyazinform" of the Samara region
Date: *July 13, 1993*

Current name dated October 18, 1995

12. Information on the Issuer's registration and Licenses
Date of the Issuer's registration: *July 13, 1993*
Serial number: *422-П*
Registering body: *the Samara District Administration of the city of Samara*

Licenses:
Number: **3018**
Date of authorization: **August 16, 1996**
Valid till: **January 1, 2004**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **telecommunication services providing**

Number: **3159**
Date of authorization: **November 21, 1996**
Valid till: **November 21, 2001**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **providing of broadcasting services**

Number: **3152**
Date of authorization: **November 4, 1996**
Valid till: **February 1, 2006**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **providing cellular services in 450 MHz range**

Number: **16555**
Date of authorization: **November 15, 2000**
Valid till: **November 15, 2005**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **providing of services of mobile radio-telephone communication («Altai»)**

Number: **8582 (MMDS)**

Date of authorization: **October 10, 1997**
Valid till: **October 10, 2002**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **providing of services of broadcasting of TV programs**

Number: **9648**
Date of authorization: **April 2, 1998**
Valid till: **April 2, 2003**
Issued by: **the State Committee of Informatics and Telecommunications of the Russian Federation**
Activities: **providing of services of broadcasting of cable TV programs**

Number: **Б857202**
Date of authorization: **September 19, 1996**
Valid till: **September 19, 2001**
Issued by: **the Centre of the State Licensing «Stroilitsenzia»**
Activities: **Building: engineering in building**

Number: **2313**
Date of authorization: **January 18, 1999**
Valid till: **January 18, 2002**
Issued by: **the Central Administrative Board of Education of the Samara Administration**
Activities: **professional training, retraining and raising the level of professional skills of telecommunication specialists**

Number: **4461**
Date of authorization: **July 3, 2000**
Valid till: **July 3, 2005**
Issued by: **the Mass-Media Ministry of the Russian Federation**
Activities: **Wireline broadcasting**

Number: **4463**
Date of authorization: **July 4, 2000**
Valid till: **July 4, 2005**
Issued by: **the Mass-Media Ministry of the Russian Federation**
Activities: **Wireless broadcasting**

Number: **CAM 012372**
Date of authorization: **December 29,2000**
Valid till: **March 3, 2006**
Issued by: **Building, Architecture and Utilities Department of the Samara region Administration**
Activities: **construction of buildings and telecommunication objects**

13. Identification number of the tax payer
6317015857

14. Sector
Code OKOHX
52300

15. Place of location, mailing address and telephone of the Issuer

Place of location: *24, Leningradskaya ul., Samara, 443099, Russia*
Mailing address: *24 Leningradskaya ul., Samara, 443099, Russia*
Tel.: *(+7-8462) 32-10-20, fax (+7-8462) 70-40-15*
e-mail: director@samtel.ru

16. The Issuer's Auditor
Name: *Joint-stock Company "Marketing. Consulting. Design"*
Place of location: *2 Trud Sq. Saint-Petersburg, 190000, Russia*
INN: *7825004810*
Mailing address: *2 Trud Sq. Saint-Petersburg, 190000, Russia*
Tel.: *(+7-812) 311-48-10, 311-48-55, fax: (+7-812) 311-48-33*
E-mail: offict@mcd-pkf.com

Information on the Auditor's license
Number of the license: *014202*
Date of issue: *May 21, 1998*
Valid till: *May 21, 2003*
Issued by ЦАЛАК of the Ministry of Finance of Russia on April 30, 1998, #55

17. Information on the Registrar
Registrar:
Name: *Joint-stock Company "Registrator-Svyaz"*
Place of location: *27 Presnyanskiy val, Moscow, 123557, Russia*
Mailing address: *p/o box 128, 15-a B.Olenya ul., Moscow, 107014, Russia*
Tel.: *(+7-095) 268-70-13, 268-30-31, fax (+7-095) 268-70-41, 268-70-19*
e-mail: regsw@cyberax.ru
License number: *01147*
Date of issue: *October 5, 1996*
Valid till: *October 8, 2002*
Issued by the Federal Securities Market Commission
The Registrar has been keeping the register since January 20, 1998

18. The Issuer's Depositary
The Issuer does not have a depositary

19. The Issuer's shareholders
Total number of shareholders: **3314**

Shareholders owing not less than 5% of the Issuer's Charter Capital:

19.1. Name: *Joint-stock Company "Svyazinvest"*
Place of location: *build.2, 55 Pluschikha ul., Moscow, 119121, Russia*
Mailing address: *build.2, 55 Pluschikha ul., Moscow, 119121, Russia*
Share in the Issuer's Charter Capital: *38%*

Shareholders owing not less than 25% of the Issuer's Charter Capital:
19.1.1. Name: *Property Ministry of Russia*
Place of location: *9 Nikolskiy per., Moscow, 103685, Russia*
Mailing address: *9 Nikolskiy per., Moscow, 103685, Russia*
Share in the Issuer's Charter Capital: *50% + 1*
19.1.2. Name: *MUSTCOM LIMITED*

Place of location*: 3 Themistoklis Dervis Street, Julia House CY-1066, Nicosia, Cyprus*
Mailing address: ***3 Themistoklis Dervis Street, Julia House CY-1066, Nicosia, Cyprus***
Share in the Issuer's Charter Capital: ***25% + 1***

19.2. Name: ***TAFT Enterprises Limited***
Place of location: ***NCH, 6-th Floor, 17 Taganskaya ul., Moscow, 109004, Russia***
Mailing address: ***17 Taganskaya ul., Moscow, 109004, Russia***
Share in the Issuer's Charter Capital: ***15.7%***
Shareholders owing not less than 25% of the Issuer's Charter Capital: NOT ANY

19.3. Name: ***Joint-stock Company "Depositary-Clearing Company"***
Place of location: ***13, Pervaya Tverskaya-Yamskaya ul., Moscow, 125047, Russia***
Mailing address: ***build. 4, 14/2 Staraya Basmannaya ul., Moscow, 103064, Russia***
Share in the Issuer's Charter Capital: ***8.04%***
Shareholders owing not less than 25% of the Issuer's Charter Capital: NOT ANY

19.4. Name: ***Joint-stock Company "Bank Credit Suisse First Boston AO"***
Place of location: ***5 Nikitskiy per., Moscow, 103009, Russia***
Mailing address: ***5 Nikitskiy per., Moscow, 103009, Russia***
Share in the Issuer's Charter Capital*: 7.18%*
Shareholders owing not less than 25% of the Issuer's Charter Capital: NOT ANY

19.5. Name: ***Joint-stock Company "ABN AMRO BANK A.O."***
Place of location: ***build.1, 17 Bolshaya Nikitskaya ul., Moscow, 103009, Russia***
Mailing address***: build.1, 17 Bolshaya Nikitskaya ul., Moscow, 103009, Russia***
Share in the Issuer's Charter Capital: ***6.55%***
Shareholders owing not less than 25% of the Issuer's Charter Capital: NOT ANY

20. The Issuer's Management Structure

Annual General Meeting of Shareholders is the supreme management body. The Board of Directors manages the Company excluding issues, which are in the competence of the Annual General Meeting of Shareholders.
The executive power belongs to the General Director and the Board of Management, which manage the everyday Company's activity.
The Audit Committee checks financial activity of the Company.

Issues in the competency of the General Meeting:

1) changes and amendments to the Company's Charter or approval of the new version of the Charter, except changes referred to increase of the Company's Charter Capital according to the decision of the Capital increase by increase of the shares NPV or allocation of additional shares;
2) the Company's reorganization;
3) the Company's liquidation, the liquidation committee appointment, approval of liquidation Balance Sheets (interim and final);
4) determination of the quantity membership of the Board of Directors, election of Directors, their retirement ahead of schedule, amount of reward for their work;
5) determination of the limit number of shares declared;
6) increase of the Company's Charter Capital by increase of the shares NPV or allocation of additional shares if the Board of Directors did not pass the decision unanimously;
7) decrease of the Company's Charter Capital by decrease of the shares NPV, purchasing shares by the Company in order to decrease total number of shares;

8) General Director appointment and retirement ahead of schedule;
9) the Audit Committee members election and retirement ahead of schedule;
10) the Company's auditor appointment;
11) approval of the Company's Annual Reports, Balance Sheets, Profit&Loss Reports, distribution of profits and losses;
12) decision on non-use of shareholders preferences for purchasing the Company's shares or securities converted into shares, allocated by open public subscription;
13) time-limit of the General Meeting;
14) the Calculation Committee appointment;
15) choice of mass-media for publications;
16) decision on the Company's shares split and consolidation;
17) decision on transactions in which further persons are interested: if they own more than 20% of voting shares of a party; if they occupy positions in the management of the party in further cases:
    - if amount of payment or cost of the property increases 2% of the Company's assets;
    - if a deal or several deals connected with one another are allocation of the Company's voting shares or other securities converted into shares in the amount exceeding 2% of voting shares allocated previously;
    - if all members of the Board of Directors are interested in the deal and if majority of shareholders is not interested in the deal;
18) decision on large deals connected with purchasing or selling property by the Company:
    - if a decision on a large deal for property which cost is from 25 to 50% of the balance cost of the Company's assets was not passed by the Board of Directors unanimously as of the deal date;
    - if the property cost is more than 50% of the Company's assets balance cost as of the date of decision on this deal;.
19) purchasing and redemption of allocated shares by the Company;
20) sharing in holdings and financial groups;
21) decision on annual dividend payment, its amount, terms and form of payment of dividend for each type of shares in accordance with recommendations of the Board of Directors;
22) decision on compensation on expenses in case of extraordinary meeting of shareholders;
23) approval of regulations of the Board of Directors, the Audit Committee.

The Board of Directors' competency in accordance with the Charter:

1) definition of the Company's priority trends of development;
2) calling of annual and extraordinary meetings of shareholders;
3) approval of the AGM agenda;
4) determination of the date of list of shareholders who have right to take part in the AGM;
    - determining date and place of the AGM;
    - determining form of informing shareholders about the AGM;
    - determining list of papers necessary for shareholders;
    - determining form and content of voting ballots;
5) submitting further issues for AGM:
    - the Company's reorganization;
    - non-use of the shareholders' preference for purchasing the Company's shares or securities converted into shares;
    - determining form of informing shareholders and choice of mass-media for publications;
    - split and consolidation of shares;
    - closing of deals if there are persons interested in a deal, who owns more than 20% of voting shares of the part of the deal and occupies positions in the management;
    - purchasing and redemption of allocated shares by the Company;
    - sharing in holdings, financial groups;

- approval of annual reports, balance sheets, profit and loss reports, distribution of profits and losses;
- payment of annual dividend, approval of its amount, terms and forms of payment for each type of shares in accordance with recommendations of the Board of Directors;

6) allocation of bonds and other securities;
7) determination of the market cost of property;
8) purchasing of shares, bonds and other securities allocated by the Company;
9) recommendations on amount of rewards and compensations for members of the Board of Directors and the Audit Committee and determination of reward to the Auditor;
10) recommendations on amount of the dividend and terms of its payment;
11) use of Reserve and other funds;
12) approval of the Company's internal documents excluding documents approved by the AGM;
13) opening of branches and their liquidation;
14) decision on the Company's sharing (stoppage of sharing or change part of sharing) in other companies, associations, including selling or purchasing shares excluding sharing in holdings and financial groups;
15) closing of large deals with property which cost is from 25% to 50% of the Company's assets balance cost as of the date of approval of such deals. Agreement of a deal and several deals connected with purchasing or alienation the Company's property which cost is from 1% to 25% of the Company's assets balance cost as of the date of approval of such deals excluding deals during usual activity. This decision is passed only after agreement of the Board of Directors;
16) closing of deals in which some persons are interested;
17) preliminary approval of the Company's Annual Report not later than 30 days before the AGM;
18) approval of results of additional allocation of shares;
19) approval of form for shares redemption and form of shares sell;
20) election of Chairman of the Board of Directors;
21) decision on election of Independent Registrar;
22) election of a person authorized to sign contracts with General Director and members of the Board of Management;
    - approval of conditions of contracts signed with general Director and members of the Board of Management;
    - cancellation of a contract with General Director in case the AGM stopped his powers ahead of schedule;
23) formation of the Board of Management;
    - definition of amount of reward for members of the Board of Management;
24) examination of the Audit Committee report and the Auditor Report;
25) decision on increase of the Charter Capital through increase of NPV of shares or allocation of additional shares within amount of shares declared;
26) changes to the Charter connected with increase of the Charter Capital on the basis of decision on increase of the Charter Capital through increase of NPV of shares or allocation of additional shares within amount of shares declared;
27) definition of kind of data forming trade secret and ways of its protection;
28) approval of decisions on securities issues, prospectus and reports on results of securities issues;
29) approval of quarterly and annual Securities Reports;
30) propose candidates for General Director position to AGM;
31) decision of reward for General Director on the basis of results of the Company's activity;
32) definition of a person authorized to carry duties of General Director if he can not do it itself;

33) extension of a period of validity of a contract with General Director within terms set by the Charter;
34) other issues provided by the Joint-Stock Company Law and the Charter.

Competence of executive bodies of the Issuer includes all issues of management of the Company's everyday activity excluding issues in the competence of the AGM and the Board of Directors. Executive bodies of the Issuer control fulfillment of decisions of the AGM and the Board of Directors.

General Director acts without proxy on behalf of the Company and:

- manages everyday Company's activity;
- has priority right to sign financial documents;
- is in charge of the Company's property in order to provide its everyday activity within the limits set in the Charter; represents the Company's interests in the Russian Federation as well as abroad; approves the Company's staff, concluded agreements with personnel, stimulates and punishes personnel;
- is chairman of the AGM;
- controls the Board of Management activity, offers member of the Board of Management for approval by the Board of Directors;
- gives proxies on behalf of the Company;
- opens the Company's bank accounts;
- controls the Company's accountings;
- gives orders compulsory for the Company's staff;
- performs other functions necessary for achieving the Company's aims in accordance with existing legal environment and the Company's Charter excluding functions of other management bodies of the Company;
- controls works on preparing list of trade secrets, gives orders for trade secrets protection.

General Director is Chairman of the Company's Board of Management. General Director represents opinion of the Board of Management during meetings of the Board of Directors.

The Board of Management is a collective executive body and controls fulfillment of decisions of the AGM and the Board of Directors. The Board of Directors approves membership of the Board of Management on the basis of General Director offers. Membership of the Board of Management can not exceed 7 persons. The Board of Management acts in accordance with the Company's Charter, Regulations of the Board of Management approved by the Board of Directors and other internal papers.

21. Members of the Board of Directors of the Issuer

The Board of Directors

Chairman: Anton I. Osiptchuk

Members of the Board of Directors:

Oleg V. Kashirin

Year of birth: 1965

Positions during last 5 years:

Period: 1996-1998
Organization: Armed Forces of the Russian Federation
Field of activity: military service in the Armed Forces of Russia
Position: officer
Period: 1998 –1999
Organization: OOO "SYUR"

Field of activity: investments
Position: manager
Period: 1999 - 1999
Organization: OOO "KEDR"
Field of activity: investments
Position: General Director
Period: 1999 – nowadays
Organization: JSC "Svyazinvest"
Field of activity: telecommunication services
Position: senior specialist of the Corporate Management Department
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Oleg V. Kuzmin
Year of birth: 1971

Positions during last 5 years:
Period: 1996 – 1997
Organization: "TAFT Enterprises Limited"
Field of activity: finances, investments
Position: representative of "TAFT Enterprises Limited"
Period: 1997 – 1998
Organization: ZAO "Absolut-Invest"
Field of activity: investments and securities
Position: Deputy General Director
Period: 1998 – nowadays
Organization: ZAO "Absolut-Invest"
Field of activity: investments
Position: General Director
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Yuriy A. Bilibin
Year of birth: 1971

Positions during last 5 years:
Period: 1996 – 1997
Company: JSC "Petersburg Telephone Network"
Field of activity: telecommunication services
Position: head of department
Period: 1998 – 1998
Company: JSC "PTS"
Field of activity: telecommunication services
Position: head of directorate
Period: 1998 – nowadays
Company: JSC "Svyazinvest"
Field of activity: telecommunication services
Position: assistant of General Director
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share

Rewards for the accounting quarter: this information is confidential

Alexander I. Polnikov
Year of birth: 1943

Positions during last 5 years:
Period: 1996 – 1998
Organization: Ministry of Communications of Russia
Field of activity: telecommunication services
Position: head of Capital Construction Directorate
Period: 1998 – nowadays
Company: JSC "Svyazinvest"
Field of activity: telecommunication services
Position: deputy chief of Telecommunications Department
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Vadim S. Degtyarev
Year of birth: 1975

Positions during last 5 years:
Period: 1996 – nowadays
Company: Brunswick Capital Management
Field of activity: investments
Position: Fund Manager
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Vladimir F. Lyulin
Year of birth: 1938

Positions during last 5 years:
Period: 1996 – nowadays
Company: JSC "Niszhegorodsvyazinform"
Field of activity: telecommunication services
Position: General Director
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Anton I. Osiptchuk
Year of birth: 1967

Positions during last 5 years:
Period: 1996 – 1997
Company: Bank "Inkombank"
Field of activity: bank and credit services
Position: Deputy Manager
Period: 1997 – 2000
Company: JSC "Telecominvest"

Field of activity: telecommunications
Position: Deputy General Director in charge of economy and finances
Period: 2000 – nowadays
Company: JSC "Svyazinvest"
Field of activity: investments in telecommunications
Position: First Deputy General Director
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

22. Sole and Collective Bodies of the Issuer
Alexei I. Shevchenko
Year of birth: 1948

Positions during last 5 years:
Period: 1996 – nowadays
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: First Deputy General Director
Share in the Issuer's Charter Capital: 0.05%
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Galina V. Melik-Shakhnazarova
Year of birth: 1944

Positions during last 5 years:
Period: 1996 – 1998
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position; assistant of general Director in charge of technical issues
Period: 1998 – nowadays
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: Deputy General Director in charge of technical issues
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Anatoliy S. Orlov
Year of birth: 1938

Positions during last 5 years:
Period: 1996 – 1998
Company: Samara Telephone Network
Field of activity: local telecommunication services
Position: Deputy Director of Samara Telephone Network
Period: 1998 – nowadays
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: chief of Telecommunication Department
Share in the Issuer's Charter Capital: does not have share

Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Mikhail Ya. Nevskyi
Year of birth: 1944

Positions during last 5 years:
Period: 1996 – nowadays
Company: "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: assistant of General Director
Share in the Issuer's Charter Capital: 0.004%
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Alik I. Sazer
Year of birth: 1944

Positions during last 5 year:
Period: 1996 – 2001
Company: JSC "Svyazinform" of the Samara region, Samara Long-Distance Exchange
Field of activity: long-distance telecommunication services
Position: Director of Samara Long-Distance Exchange
Period: 2001 – nowadays
Company: JSC "Svyazinform" of the Samara region, Samara Technical Telecommunication Centre
Field of activity: telecommunication services in the city of Samara
Position: Director of Samara Technical Telecommunication Centre
Share in the Issuer's Charter Capital: 0.05%
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Vladimir P. Zaitsev
Year of birth: 1947

Positions during last 5 year:
Period: 1996 – 2000
Company: JSC "Svyazinform" of the Samara region, Samara Telephone Network
Field of activity: local telecommunication services
Position: Deputy General Director
Period: 2000 – nowadays
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: Deputy General Director
Share in the Issuer's Charter Capital: 0.09%
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Valentina I. Kuznetsova
Year of birth: 1939

Positions during last 5 years:

Period: 1996 – 2001
Company: JSC "Svyazinform" of the Samara region, Samara Telegraph
Field of activity: telecommunication services
Position: Director of Samara Telegraph
Period: 2001 – nowadays
Company: JSC "Svyazinform" of the Samara region
Position: pensioner
Share in the Issuer's Charter Capital: 0.065%
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Alexander I. Gusarov
Year of birth: 1944

Positions during last 5 years:
Period: 1996 – 1999
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: Deputy General Director
Period: 1999 – 2001
Company: JSC "Svyazinform" of the Samara region, Samara Radiotelephone
Field of activity: mobile communication services
Position: Director of Samara Radiotelephone
Share in the Issuer's Charter Capital: 0.08%
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Elena N. Yushina
Year of birth: 1941

Positions during last 5 years:
Period: 1996 – 2001
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: Chief accountant
Period: 2001 – nowadays
Company: JSC "Svyazinform" of the Samara region
Position: pensioner
Share in the Issuer's Charter Capital: 0.077%
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Iosif S. Gur-Arya
Year of birth: 1937

Positions during last 5 years:
Period: 1996 – nowadays
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: chief of Capital Investments Department
Share in the Issuer's Charter Capital: 0.004%
Share in the Issuer's subsidiary companies: does not have a share

Rewards for the accounting quarter: this information is confidential

Marina V. Sherstneva
Year of birth: 1958

Positions during last 5 years:
Period: 1996 – nowadays
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: chief of Legal Support and Personnel Department
Share in the Issuer's Charter Capital: 0.008%
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Evgeniy N. Poverenov
Year of birth: 1952

Positions during last 5 years:
Period: 1996 – nowadays
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: chief of Economic Forecast and Planning Department
Share in the Issuer's Charter Capital: 0.005%
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Vitaliy K. Chaadaev
Year of birth: 1967

Positions during last 5 years:
Period: 1996 – 1997
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: senior specialist of Marketing Department
Period: 1997 – 1997
Company: JSC "Svyazinform" of the Samara region, Samara Telephone Network
Filed of activity: telecommunication services
Position: chief of Planning Department of Samara Telephone Network
Period: 1997 – 2000
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: Deputy Director of Samara Telephone Network in charge of economy
Period: 2000 – nowadays
Company: JSC "Svyazinform" of the Samara region, "Svyaz-Service"
Field of activity: telecommunication services
Position: Director of "Svyaz-Service"
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Sergei L. Yolkin
Year of birth: 1949

Positions during last 5 years:
Period: 1996 – 2001
Company: JSC "UdmurtTelecom"
Field of activity: telecommunication services
Position: First Deputy General Director
Period: 2001 – nowadays
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: General Director
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential
Person – sole executive body of the Issuer: Sergei L. Yolkin

23. Rewards for members of the Board of Directors and other officials:

Total reward amount paid out to all persons mentioned in points 21 and 22 during the accounting period:

Wages: ***RUR 1,571,480***
Bonus: ***RUR 316,866***
Fees: ***1,841,740***
Other: ***0***
Total: ***3,730,086***
Also see points 21 and 22.

24. Information on legal entities – holdings of the Issuer
Legal entities where the Issuer owns not less than 5%:

Name: ***private joint-stock company "Samara-Telecom"***
Place of location: ***43 Polevaya ul., Samara, Russia, 443001***
Mailing address: ***43 Polevaya ul., Samara, Russia, 443001***
Issuer's share in the Charter Capital: ***25%***

Name: ***private joint-stock company "Reg-Time"***
Place of location: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Mailing address: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Issuer's share in the Charter Capital: *17%*

Name: ***private joint-stock company "Samarasvyazinform"***
Place of location: ***24 Penzenskaya ul., Samara, Russia, 443010***
Mailing address: ***24 Penzenskaya ul., Samara, Russia, 443010***
Issuer's share in the Charter Capital: ***16.9%***

Name: ***Povoljie Association of Telecommunication Specialists "Teleinfo"***
Place of location: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Mailing address: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Issuer's share in the Charter Capital: *16.7%*

Name: ***Limited liability company "Samarskiy Taxophone"***
Place of location: ***68a Penzenskaya ul., Samara, 44309, Russia***
Mailing address: ***68a Penzenskaya ul., Samara, 44309, Russia***
Issuer's share in the Charter Capital: ***10%***

Name: *private joint-stock company "TeleRoss-Samara"*
Place of location: ***43 Polevaya ul., Samara, 443001, Russia***
Mailing address: ***43 Polevaya ul., Samara, 443001, Russia***
Issuer's share in the Charter Capital: ***10%***

Name: ***Association of the Volga-region Telecommunication Companies***
Place of location: ***1/3 Kuprina ul., Penza, 404056, Russia***
Mailing address: ***1/3 Kuprina ul., Penza, 404056, Russia***
Issuer's share in the Charter Capital: ***9.09%***

Name: *private joint-stock company "Rostelegraph"*
Place of location: ***7 Tverskaya ul., Moscow, Russia, 103375***
Mailing address: ***7 Tverskaya ul., Moscow, Russia, 103375***
Issuer's share in the Charter Capital: ***7.8%***

25. Shares of all legal entities where the Issuer owns not less than 5% of their Charter Capitals and officials of the Issuer's Charter Capital

25.1. Name: *private joint-stock company "Samara-Telecom"*
Place of location: ***43 Polevaya ul., Samara, Russia, 443001***
Mailing address: ***43 Polevaya ul., Samara, Russia, 443001***
Issuer's share in the Charter Capital: ***25%***
Shares in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.1.1. Boris V.Skvortsov
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.05%

25.1.2. Ravil R. Shakirov
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.08%

25.1.3. Alexei I. Shevchenko
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.05%

25.1.4. Vladimir P. Zaitsev
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.09%

25.1.5. Alik I. Sazer
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.05%

25.2. Name: *private joint-stock company "Reg-Time"*
Place of location: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Mailing address: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Issuer's share in the Charter Capital: ***17%***
Share in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.2.1. Alexei I. Shevchenko
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.05%

25.3. Name: *private joint-stock company "Samarasvyazinform"*

Place of location: ***24 Penzenskaya ul., Samara, Russia, 443010***
Mailing address: ***24 Penzenskaya ul., Samara, Russia, 443010***
Issuer's share in the Charter Capital: *16.9%*
Share in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.2.3. Vitaliy K. Chaadaev
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0%

25.4. Name: ***Povoljie Association of Telecommunication Specialists "Teleinfo"***
Place of location: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Mailing address: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Issuer's share in the Charter Capital: *16.7%*
Share in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.4.1. Vladimir B. Vitevskiy
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.03%

25.4.2. Boris V. Skvortsov
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.05%

25.5. Name: ***private joint-stock company "TeleRoss-Samara"***
Place of location: ***43 Polevaya ul., Samara, 443001, Russia***
Mailing address: ***43 Polevaya ul., Samara, 443001, Russia***
Issuer's share in the Charter Capital: *10%*
Share in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.5.1. Grigory M. Mostovoy
Functions: sole executive body
Share in the Issuer's Charter Capital: 0.024%

25.5.2. Boris V. Skvortsov
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.05%

25.5.3. Alik I. Sazer
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.05%

26. Other Issuer's affiliated persons
none

27. Issuer's share in the Charter Capital of affiliated legal entities
See points 24, 25, 26

28. Share of affiliated legal entities in the Issuer's Charter Capital
See points 24, 25, 26

29. Persons owning more than 5% of votes in the Issuer's Supreme Management Body
Name: *JSC "Investment Telecommunication Company"*
Share: 50.67%
Name: *TAFT Enterprises Limited*
Share: 16,53%
Name*: private joint-stock company "Deposit-Clearing Company"*
Share: 7.25%
Name: *ZAO "Bank Credit Suisse First Boston AO"*

Share: 6.14%

30. Sharing in financial and bank groups, holdings, associations

Name: ***Povolje Association of Telecommunication Workers***

Issuer's functions: Association unites 29 members and acts in the field of education. The Company's share in the Charter Capital of Association is 16.7%. The Company helps Association to develop technical equipment.

Name: ***Srednevoljskaya Chamber of Commerce and Industry***

Issuer's functions: Chamber of Commerce and Industry was organized to develop the Volga-region economy and its integration into world trade system and to form modern industrial, financial and trade infrastructure. JSC "Svyazinform" of the Samara region is member of the Chamber of Commerce and Industry.

Name: ***The Volga-region Telecommunication Companies Association***

Issuer's functions: The Association was founded by 11 telecommunication companies:

- JSC "Rostelecom", Moscow
- JSC "Svyazinform" of the Astrakhan region
- JSC "Volgogradelectrosvyaz"
- JSC "Martelecom", Mary El Republic
- JSC "Svyazinform", Mordovia Republic
- JSC "Svyazinform" of the Penza region
- JSC "Svyazinform" of the Samara region
- JSC "Saratovelectrosvyaz"
- "Tattelecom"
- JSC "Svyazinform" of the Ulyanovsk region
- JSC "Svyazinform" of the Chuvashia Republic

Members formed the Charter Capital of the Association at the expense of payments of members. The Association was organized in order to develop telecommunications and services, represent interests of its members in the State bodies and international organizations.

Name: ***Association of NMT-450 federal cellular network operators***

Issuer's functions: Association was organized in order to develop cellular network in Russia. JSC "Svyazinform" of the Samara region is member of the Association.

31. Issuer's branches

Name: ***Neftegorsk ISC***
Place of location: ***29a Neftyannikov ul., Neftegorsk, 446250, Samara region***
Mailing address: ***29a Neftyannikov ul., Neftegorsk, 446250, Samara region***
Director: ***Anatoliy G. Obukhovich***
Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2002

Name: ***Pokhvistnevo ISC***
Place of location: ***141 Revolutsionnaya ul., Pokhvistnevo, 446470, Samara region***
Mailing address: ***141 Revolutsionnaya ul., Pokhvistnevo, 446470, Samara region***
Director: ***Alexei N. Antonov***
Date of opening: ***February 1, 2001***
Proxy valid till December 31, 2002

Name: ***Sergievsk ISC***
Place of location: ***41 Sovetskaya ul., Sergievsk, 446540, Samara region***

Mailing address: ***41 Sovetskaya ul., Sergievsk, 446540, Samara region***
Director: ***Alexander N. Katkov***
Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2002

Name: ***Sizran ISC***
Place of location: ***51 Engels ul., Sizran, 446000, Samara region***
Mailing address: ***51 Engels ul., Sizran, 446000, Samara region***
Director: ***Vyacheslav N. Lunev***
Date of opening: ***April 12, 2001***
Proxy valid till: December 31, 2002

Name: ***Novokuibishevsk ISC***
Place of location: ***23 Pobeda ul., Novokuibishevsk, 446218, Samara region***
Mailing address: ***23 Pobeda ul., Novokuibishevsk, 446218, Samara region***
Director: ***Alexander V. Boldirev***
Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2002

Name***: Otradny ISC***
Place of location: ***14 Otradnaya ul., Otradny, 446430, Samara region***
Mailing address: ***14 Otradnaya ul., Otradny, 446430, Samara region***
Director: ***Alexander I. Kirpichnikov***
Date of opening***: April 12, 2001***
Proxy valid till December 31, 2001

Name: ***Toliatti ISC***
Place of location: ***68 Samarskaya ul., Toliatti, 445009, Samara region***
Mailing address***: 68 Samarskaya ul., Toliatti, 445009, Samara region***
Director: ***Ravil R. Shakirov***
Date of opening***: February 1, 2001***
Proxy is valid till December 31, 2002

Name: ***Tchapaevsk ISC***
Place of location: ***35 Zheleznodorojnaya ul., Tchapaevsk, 446100, Samara region***
Mailing address: ***35 Zheleznodorojnaya ul., Tchapaevsk, 446100, Samara region***
Director: ***Valentina V. Sirik***
Date of opening: ***April 12, 2001***
Proxy is valid till December 31, 2002

Name***: Samara Long-Distance Operating Switching Centre***
Place of location: ***37 Komsomolskaya ul., Samara, 443099, Russia***
Mailing address: ***37 Komsomolskaya ul., Samara, 443099, Russia***
Director: ***Petr T. Dovgopol***
Date of opening: ***July 13, 1993***
Proxy is valid till May 21, 2001

Name: ***Samara Technical Telecommunication Centre***
Place of location: ***54 Michurina ul., 443096, Samara, Russia***
Mailing address***: 54 Michurina ul., 443096, Samara, Russia***
Director: ***Alik I. Sazer***
Date of opening: ***January 15, 2001***

Proxy is valid till December 31, 2001

Name: ***Samara Radiotelephone Centre***
Place of location: ***30 Blukhera ul., Samara, 443090, Russia***
Mailing address: ***30 Blukhera ul., Samara, 443090, Russia***
Director: ***Alexander I. Gusarov***
Date of opening: ***June 6, 2001***
Proxy is valid till: December 31, 2002

Name: ***Svyazavtotrans***
Place of location: ***6 Artemovskaya ul., Samara, 443079, Russia***
Mailing address: ***6 Artemovskaya ul., Samara, 443079, Russia***
Director: ***Valeriy B. Glazshenkov***
Date of opening: ***January 1, 2001***
Proxy is valid till December 31, 2001

Name: ***Svyaz-Service***
Place of location: ***43 Polevaya ul., Samara, 443001, Russia***
Mailing address: ***43 Polevaya ul., Samara, 443001, Russia***
Director: ***Vitaliy K. Chaadaev***
Date of opening: ***March 30, 2000***
Proxy is valid till December 31, 2001

Name: ***Safety Service***
Place of location: ***36 Sokolova ul., Samara, 443068, Russia***
Director: ***Vadim M. Kurov***
Date of opening: ***July 13, 1993***
Proxy is valid till: December 31, 2001

Name: ***Nursery School # 42***
Place of location: ***32 Vladimirskaya ul., Samara, 443096, Russia***
Mailing address: ***32 Vladimirskaya ul., Samara, 443096, Russia***
Director: ***Valentina S. Shmikova***
Date of opening: ***May 21, 2001***
Proxy is valid till June 30, 2001

32. Amount of the Issuer's staff

Average number of employees in the Company and its branches is 8, 295 people

33. Description of the Issuer main fields of activity

Telecommunications develop rapidly and new technologies are implemented. Samara is large international telecommunication centre of the Volga-region and Russia. JSC "Svyazinform" of the Samara region is one of the largest telecommunication companies of Russia and monopoly in the region. As a regional telecommunications operator the Company provides a wide range of modern telecommunication services, increases number capacity and modernizes telecommunication system. Long-distance communication is 100% automated.

Technologies

In order to implement new services and improve quality of traditional telecommunication services digital technologies are used. In order to build intrazone and urban transmission systems SDH, ATM, PDH technologies will be used. Data transmission systems will be built using ATM,

Ethernet, Fast Ethernet, IP technologies. Access networks will be built using ISDN and XDSL technologies.

For mobile networks NMT-450i, Volemot and Altai standards are used. In future it is planned to use GSM-400.

Cable TV network in Samara will be built using MMDS system.

Main fields of activity and their part in the total amount of revenues

Field of activity: international and domestic long-distance dialing

Part in the total amount of revenues (1996)	60.46%
Part in the total amount of revenues (1997)	58.68%
Part in the total amount of revenues (1998)	55.93%
Part in the total amount of revenues (1999)	54.73%
Part in the total amount of revenues (2000)	53.96%
Part in the total amount of revenues (2Q01)	53.88%

Field of activity: data transmission

Part in the total amount of revenues (1996)	4.15%
Part in the total amount of revenues (1997)	4.00%
Part in the total amount of revenues (1998)	4.57%
Part in the total amount of revenues (1999)	3.65%
Part in the total amount of revenues (2000)	3.30%
Part in the total amount of revenues (2Q01)	4.02%

Field of activity: urban and rural telephony

Part in the total amount of revenues (1996)	32.35%
Part in the total amount of revenues (1997)	33.86%
Part in the total amount of revenues (1998)	34.43%
Part in the total amount of revenues (1999)	33.00%
Part in the total amount of revenues (2000)	32.96%
Part in the total amount of revenues (2Q01)	33.86%

Field of activity: cellular communication, mobile communication

Part in the total amount of revenues (1996)	0.22%
Part in the total amount of revenues (1997)	0.31%
Part in the total amount of revenues (1998)	1.12%
Part in the total amount of revenues (1999)	2.19%
Part in the total amount of revenues (2000)	2.38%
Part in the total amount of revenues (2Q01)	2.89%

Field of activity: other (new services)

Part in the total amount of revenues (1996)	2.82%
Part in the total amount of revenues (1997)	3.15%
Part in the total amount of revenues (1998)	3.95%
Part in the total amount of revenues (1999)	6.43%
Part in the total amount of revenues (2000)	7.40%
Part in the total amount of revenues (2Q01)	5.35%

Fields of activity in accordance with the Charter:

- provision of telecommunication services and wireline broadcasting;
- marketing of telecommunication services and wireline broadcasting

- carrying out standard technical policy on telecommunications and wireline broadcasting development in the Samara region on the basis of existing demand and necessity of industrial and social development;
- elaboration and examination designing and estimation papers, construction, expansion, reconstruction of telecommunication systems;
- operation of existing and commissioning new telecommunication networks;
- coordination of development of state and corporate networks and wireline broadcasting in the Samara region in order to create common automated digital telecommunication network;
- relation with foreign companies and opening joint-ventures;
- intermediary activities;
- production and sell of consumer goods, cables, telecommunication equipment;
- leasing transactions.

Sources of raw materials and services

Main suppliers of raw materials and equipment (more than 10% of all deliveries)

Full name of the Supplier	Type of equipment	Part in the total amount of deliveries, %
1. JSC "MORION" (city of Perm)		12
2. IskraUralTel	SI-2000	20
3. Siemens	EWSD	23

Import occupies less than 50% in deliveries of exchange equipment. Partnership with suppliers provides supply of raw materials and services.

The Issuer's market

The main Issuer's market is Samara region. The Company provides international and domestic long-distance calls (incoming, outgoing, transit), local calls, data transmission, newspapers transmission, installment and serve of radio sets, cellular communication NMT-450 services, new services (Internet access, IP-telephony).

There are 556 exchanges in cities and villages of the region. Total number capacity is 586,762 lines. There are 121 exchanges in cities and 435 exchanges in rural areas. There are 2 digital long-distance exchanges (EWSD produced by Siemens) in Samara and Toliatti. Multiprotocol data transmission network operates in Samara on the basis of ATM technology. All rural area centres have access to automated long-distance dialing. 34% of lines are digital, 49% of lines are cross-bar, 17% of lines are step-by-step. 75% of channels are cable, 17% of channels are fiber-optic, 8% are radio relay. Total length of internal long-distance channels of JSC "Svyazinform" of the Samara region is 427.9 thousand channel-km. Approximately 25% of total amount of channels are operated more than 20 years. In the region there are 99 long-distance payphones, 3658 local payphones, 198 telecommunication centres.

Factors which can influence negatively on the Company's services sale:

1. large amount of old equipment and cable constructions that can make quality of communication worse;
2. low paying capacity of some resident groups and some enterprises;
3. implementation time-based charging system with daily limit.

Work with inventories

The Company tends to optimize structure of inventories and working capital on order to achieve compromise between risk of liquidity loss and the Company's profit. As a result profit for the period defrays not less than 50% of the inventory growth (in this case current liquidity ratio remains low than critical level). Taking into account nature of the activity (costs take up little part of telecommunication companies operating expenses) and long relations with suppliers inventories

amount to minimum necessary for regular activity. However inventories tend to increase because of the Company's activity growth.

Seasonal activity

The Company does not fulfill seasonal works.

Main competitors

As main telecommunication and wireline broadcasting operator the Company is monopolist in the telecommunication market in the Samara region. There are competitors in such fields of activity as: NMT-450 cellular communication, mobile communication, and Internet services provisioning. However their part in the total amount of services is not large. Other telecommunication operators in the Samara region can not compete with the Company neither in volume of services nor in stability of their financial position. Marketing researches conducted by the Company let them to make positive forecast of the Company's position in the regional telecommunications market.

34. Investment declaration. Description of the Issuer's activity

Should be provided by investment funds only.

35. The Issuer's plans of activity

In 2001 the Company plans to spend for investments RUR 160 mln.

Commissioning digital long-distance and local exchanges makes it necessary to build digital transport network. In the nearest future digitalization of zone communication in that cities where electronic exchanges have been installed is to be fulfilled. During 2001 – 2010 zone network is to be fully digital. Intrazone synchrony digital loops are to be built in accordance with the project "Development of zone communication in the Samara region" investigated by JSC "Giprosvyaz". After this services of digital lines lease will be provided.

Urban telephone networks will be developed due to construction of new digital exchanges, digitalization of telecommunication networks, replacement old exchanges for digital ones.

Rural communication will be developed due to replacement of old equipment for electronic systems and increase of capacity. Aerial lines will be replaced for cable lines, length of fiber-optic lines will increase.

Priority goal for 2001 is to implement time-based charging system in Samara and Toliatti. After that the system will be implemented in the whole region. Next goal is opening Common Billing Centre in order to centralize cash-flows and offer new services.

In 2001 – 2004 X.400 services are to be developed in all large cities of the region on the basis of REX.400 equipment produced ZAO "Club REX 400". Implementation of these services and REX-400 equipment will let the Company to replace old data transmission equipment because of decrease of telegraph services amount.

The Company has Internet Development Conception for 2001 – 2004. In 2000 Internet access centres were built in all rural districts and cities of the region. Number of Internet subscribers amounted to 2300 as of 2000 year-end. 150 subscribers are connected through personal lines. In 2001 – 2004 Internet in the Samara region will be being developed. Number of Internet subscribers is to amount to 10 000 as of 2004 year-end.

In December 2000 improved payphone cards system produced by the company "Svetets" was put into operation. Besides 15 traditional long-distance channels 15 IP-telephone channels were added. Connection with card platform allowed the Company to offer convenient billing system for IP-telephony services. This system advertises IP-telephony services and will help calculate demand for this service.

JSC "Svyazinform" of the Samara region began to provide BUROFAX services. Today this service is provided in 18 service centres from 50 centres in Samara and in 17 switching centres in the region. In 2001 it is planned to provide this service throughout the region. In the future it is planned to develop this service together with X.400 services using Rostelemail network. In 2000 the

Company began to learn variants of intellectual network implementation in the Samara region. Telephone network in Samara was examined and several variants of intellectual network construction were investigated. In the nearest future the Company plans to begin provisioning of intellectual services.

In order to provide high bit-rate data transmission services in Samara a multiprotocol data transmission network was put into operation in 2000. It is planned to construct second part of the network in Samara and similar network in Toliatti and other large cities of the region.

In 2001 – 2004 it is planned to develop radio communication system VOLEMOT in cities of the region (Samara, Toliatti, Sizran, Pokhvistnevo). New NMT-450 base stations are to be put into operation in Otradny, Novokuibishevsk, Pokhvistnevo, Kinel, Sergievsk, Kr. Yar. It is planned to cover 80% of the Samara region territory. Number of subscribers will grow up to 3 000 in 2002 and up to 5 000 in 2004.

In 1998 JSC "Svyazinform" began to construct cable TV system in the region. Today MMDS cable TV works is operated in Samara and Toliatti. In 2001 cable TV is to appear in Novokuibishevsk, Sizran, Otradny. Number of subscriber will amount to 40 000.

Total amount of capital investments for 2001 – 2004 is RUR 600 mln, including RUR 454 mln of own funds. Fulfillment of the plan will allow the Company to improve quality of service and to increase network capacity by 40% by 2005. Total number capacity will amount to 800 000 numbers.

36. Information on the Issuer's Charter Capital

Amount of the Issuer's Charter Capital: ***RUR 343 374 200***

Charter Capital by types of shares:

Ordinary shares:

Total number: ***RUR 257 530 650***

Part of the Charter Capital: ***75%***

Preferred shares:

Total number: ***RUR 85 843 550***

Part of the Charter Capital: ***25%***

37. Information on the State's share

There is no the State's share in the Issuer's Charter Capital.

38. Information on the Issuer's declared shares

38.1. Type of shares: ***ordinary***

Form of shares: ***registered***

Full name of shares: ***ordinary registered shares***

NPV: ***RUR 130***

Amount: ***396 201***

Total volume: ***RUR 51 506 130***

Terms of offering: ***not specified by the Charter***

38.2. Category of shares: ***preferred***

Type of shares: ***A***

Form of shares: ***registered***

Full name of shares: ***ordinary registered shares***

NPV: ***RUR 130***

Amount: ***132 067***

Total volume: ***RUR 17 168 710***

Terms of offering: ***not specified by the Charter***

39. The Issuer does not have significant agreements and obligations.

40. The Issuer does not have obligations to issue shares and securities converted into shares.

41. Sanctions, trials and inspections

Sanctions for three years before the accounting quarter and for the current year:

Date of sanction: ***December 25, 1998***
Sanction applied by ***the State Tax Inspection of Samara***
Reasons***: incorrect calculation of the profits tax, profits were undervalued***
Type of sanction: ***penalties and fines***
Amount: ***RUR 707 838***
Sanction was paid out

Date of sanction: ***March 20, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget and funds***
Type of sanction: ***penalties and fines***
Amount: ***RUR 95 000***
Sanction was paid

Date of sanction: ***June 21, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget and funds***
Type of sanction: ***penalties and fines***
Amount: ***RUR 90 000***
Sanction was paid

Date of sanction: ***August 20, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness property tax payment***
Type of sanction: ***penalty***
Amount: ***RUR 161***
Sanction was paid

Date of sanction: ***August 20, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness VAT tax payment***
Type of sanction: ***penalty***
Amount: ***RUR 785***
Sanction was paid

Date of sanction: ***September 17, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness payment of highways users tax***
Type of sanction***: penalties***
Amount: ***RUR 2 436***
Sanction was paid

Date of sanction: ***September 17, 1999***

Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness utilities tax payment*
Type of sanction: *penalties*
Amount: *RUR 492*
Sanction was paid

Date of sanction: *September 24, 1999*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness tax payment for social insurance fund*
Type of sanction: *penalties and fines*
Amount: *RUR 22 236*
Sanction was paid

Date of sanction: *December 7, 1999*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness tax payment*
Type of sanction: *penalties and fines*
Amount: *RUR 1 440 000*
Sanction was paid

Date of sanction: *December 16, 1999*
Sanction applied by *Customs of the city of Toliatti*
Reasons: *tardiness payment for cargo storage*
Type of sanction: *fines*
Amount: *RUR 25 000*
Sanction was paid

Date of sanction: *December 21, 1999*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness utilities tax payment*
Type of sanction: *penalties and fines*
Amount: *RUR 5 346*
Sanction was paid

Date of sanction: *January 26, 2000*
Sanction applied *by the Samara Department of Social Insurance State Fund*
Reasons: *tardiness annual payment for 1999*
Type of sanction: *penalties and fines*
Amount: *RUR 14 787*
Sanction was paid

Date of sanction: *February 16, 2000*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *interest for tax deferral*
Type of sanction: *penalties*
Amount: *RUR 101 460*
Sanction was paid

Date of sanction: *March 30, 2000*
Sanction applied by *the Medical Insurance Fund*
Reasons: *penalties for tardiness payment for quarter 1, 2000*
Type of sanction: *penalties*

Amount: ***RUR 2 139***
Sanction was paid

Date of sanction: ***April 24, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 142 161.9***
Sanction was paid

Date of sanction: ***May 24, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness registration of property objects***
Type of sanction: ***fines***
Amount: ***RUR 20 000***
Sanction was paid

Date of sanction: ***June 21, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons***: incorrect calculation of profit tax, profit was undervalued***
Type of sanction: ***penalties***
Amount: ***RUR 50 561***
Sanction was paid

Date of sanction: ***August 25, 2000***
Sanction applied by ***the Price Policy Directorate of the Samara region***
Reasons: ***incorrect price calculation***
Type of sanction: ***fines***
Amount: ***RUR 22 033***
Sanction was paid

Date of sanction: ***September 5, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons***: tardiness income tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 12 798***
Sanction was paid

Date of sanction: ***September 17, 2000***
Sanction applied by ***the Social Insurance Fund***
Reasons: ***tardiness payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 25 950***
Sanction was paid

Date of sanction***: September 20, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness VAT tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 35 197***
Sanction was paid

Date of sanction: *October 11, 2000*
Sanction applied by ***the Medical Insurance Fund***
Reasons: ***tardiness payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 47***
Sanction was paid

Date of sanction: ***October 31, 2000***
Sanction applied by ***the Social Insurance Fund***
Reasons: ***tardiness payment of non-budget transfer***
Type of sanction: ***penalties***
Amount: ***RUR 6 169***
Sanction was paid

Date of sanction: ***November 8, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties***
Amount: ***RUR 6 212***
Sanction was paid

Date of sanction: ***November 21, 2000***
Sanction applied by ***the State Tax Inspection of the Oktyabrskiy district of the city of Samara***
Reasons***: tardiness income tax payment***
Type of sanction: ***fines***
Amount: ***RUR 17 959***
Sanction was paid

Date of sanction: ***December 12, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness VAT tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 6 624***
Sanction was paid

Date of sanction: ***March 3, 2001***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons***: tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 316 418***
Sanction was paid

Date of sanction: ***June 12, 2001***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 100 469***
Sanction was paid

Description of all finished and current trials which can influence on the Issuer's activity:

During three financial years (1998, 1999, 2000) before the accounting year and during the second quarter of the current year the Company did not participate in trials which can influence on tits activity.

There was not audit inspections initiated by the State or shareholders.

43. Information about essential events which happened in the accounting quarter

Date of the event: ***April 28, 2001***
Code: ***0900138A28042001***

Increase of profit form usual activity for the 1st quarter of 2001 in comparison with the 4th quarter of 2000 was caused by decrease of the sum paid out as interest for credit use (in 4Q00 – RUR 19 mln, in 1Q01 – RUR 9 mln).

Besides, expenses not financed during the year were concerned as financial results of the 4th quarter of 2000 and amounted to RUR 11 mln, for 1Q01 it amounts to RUR 3.9 mln.

Increase of profit from usual activity for the 1st quarter of 2001 caused increase of net profit.

Profit (loss) of the issuer for the 1st quarter of 2001 - RUR 7,506 thousand

The profit (loss) change in the 1st quarter of 2001:

(in absolute figures) - RUR 20,796 thousand
(in percent) - 143 %

Date of the event: ***April 20, 2001***
Code: ***1300138A20042001***

On April 20, 2001 the Board of Directors of JSC "Svyazinform" of the Samara region passed a decision to specify the amount of bonus paid to the issuer's sole executive body – the General Director.

Number of the Board of Directors members – 7 persons.

6 directors took part in the voting.

The Board of Directors meeting had a quorum. The decision was passed unanimously.

Decision:

1. To pay to Mr. Boris V. Skvortsov, General Director of JSC "Svyazinform" of the Samara region remuneration for results of economic activity in the amount of two month salaries according to results of the 4th quarter of 2000.
2. To pay to Mr. Boris V. Skvortsov, General Director of JSC "Svyazinform" of the Samara region remuneration in the amount of nine average month salaries according to results of 2000.
3. To pay to Mr. Boris V. Skvortsov, General Director of JSC "Svyazinform" of the Samara region remuneration in the amount of ten average month salaries for fulfilment of the additional tasks.

Date: ***April 20, 2001***
Code: ***1300138A20042001***

The Board of Directors of JSC "Svyazinform" of the Samara region (SSR) on its meeting dated April 20, 2001 examined and approved further issues concerning the Annual General Meeting of shareholders:

1. To hold the Annual General Meeting of shareholders on June 7, 2001. To hold registration of participants and the Meeting in the conference-hall of the Samara Technical Telecommunications Centre at the address: 1 Kievskaya ul., Samara, 443013, Russia (building of Samara Telephone Network).

The Meeting begins at 2p.m.

Registration begins at 12 a.m.

2. To approve further agenda of the Annual General Meeting:

1) Establishment of the Company's Calculating Comittee.

2) Approval of the Company's Auditor.

3) Approval of the Company's Balance Sheet, Profit&Loss Report, distribution of profits and losses for 2000 and prospect distribution of profits and losses for 2001.

4) Determination of the dividend sum for 2000, terms and schedule of dividend payment for shares of each category.

5) Approval of changes and amendments to the Company's Charter.

6) Approval of changes and amendments to the Board of Directors Statute.

7) Approval of the Audit Committee Statute.

8) Approval of the Company'' Auditor for 2001.

9) Election of the Board of Directors members.

10) Appointment of the Company's General Director.

11) Election of the Company's Audit Committee.

3. To determine the deadline of the Company's list of shareholders drawing as 6 p.m. (Moscow time) April 21, 2001.

4. To recommend the AGM:

1) To approve the sum of dividend as:

- RUR 3.87 for each ordinary share;
- RUR 14.30 for each preferred share.

2) To determine form of payment as cash.

3) To determine further terms of payment:

- dividend for preferred shares should be paid out till August 7, 2001;
- dividend for ordinary shares should be paid out till January 1, 2002.

Date: ***April 20, 2001***

Code*: **1500138A20042001***

During its meeting on April 20, 2001 The Board of Directors passed a decision: To determine the deadline of drawing the Company's list of registered shares holders having right to participate in the Annual general Meeting as 6 p.m. (Moscow time) April 21, 2001.

Date: ***May 21, 2001***

Code: ***0400138A31052001***

Shareholding of JSC "Svyazinform" of the Samara region in the Charter Capital of private JSC "Samara-Koss" has changed.

Name of the legal entity: Private Joint-Stock Company "Samara-Koss".

Place of location: 120 Moskovskoye shosse, Samara, 443011, Russia

Mailing address: P/O box 9992, Samara, 443058, Russia

Share of JSC "Svyazinform" of the Samara region before change: 18.94% of the Charter Capital of private JSC "Samara-Koss".

Share of JSC "Svyazinform" of the Samara region after change: 0% of the Charter Capital of private JSC "Samara-Koss".

Date: ***June 7, 2001***

Code: ***0100138A07062001***

JSC "Svyazinform" of the Samara region informs about changes in the membership of the issuer's management bodies.

The sole executive authority is General Director. Sergei L. Yolkin was appointed general director. Previously he had worked as First Deputy General Director of JSC "Udmurt Telekom". Sergei L. Yolkin does not have share in the Charter capital of JSC "Svyazinform" of the Samara region. Boris V. Skvortsov retired from the position of General Director of JSC "Svyazinform" of the Samara region because of pension age.

There were changes in the Board of Directors membership of JSC "Svyazinform" of the Samara region. New members of the Board of Directors: Yuriy Bilibin, Vadim Degtyarev, Oleg Kashirin, Oleg Kuzmin, Vladimir Lyulin, Anton Osipchuk, Alexander Polnikov.

Vladislav Vasin, Boris Skvortsov, Alexei Shevchenko, Florian Fenner stopped to be Directors.

Newly elected directors are not shareholders and do not have shares in the Charter capital of JSC "Svyazinform" of the Samara region.

The event took place on June 7, 2001 in accordance with a resolution of the Annual General Meeting of Shareholders (Minutes 8 dated June 7, 2001).

Date: ***June 6, 2001***
Code: ***1100138A07062001***

Annual General Meeting of Shareholders passed a decision to pay dividends for the issuer's shares (Minutes 8 dated June 7, 2001).

1. Ordinary registered shares – dividend is RUR 3.87 for one share. Date of decision – June 7, 2001. Dividend should be paid before January 1, 2002. Dividend should be paid in cash. Total number of such shares is 1,981,005.
2. A-type preferred registered shares – dividend is RUR 14.30 for one share. Date of decision – June 7, 2001. Dividend should be paid before August 7, 2001. Dividend should be paid in cash. Total number of such shares is 660,335.

Date: ***June 6, 2001***
Code: ***1200138A07062001***
Type of the Meeting – annual
Date of the Meeting – June 7, 2001
Place – 1 Kievskaya ul., Samara, 443013, Russia
Quorum of the Meeting:

- 212 shareholders possessing 32,082 votes took part in the postal voting;
- 86 shareholders and their authorised representatives possessing 1,622,938 votes took part in the voting during the meeting, including:

1. 4 representatives of shareholders with proxies from legal entities possessing 1,608,582 shares;
2. 82 shareholders without proxies possessing 14,536 shares;
3. no representatives with proxies from natural persons.

298 shareholders and their authorised representatives possessing 1,655,020 votes or 83.5% of the total number of the Company's registered ordinary shares took part in the voting.

Issues for voting:

1. APPROVAL OF THE ACCOUNTING COMMITTEE MEMBERSHIP

Decision: To organize the Accounting Committee consisting of 9 members for the term of 2 years. The members are: Vlasuk V.F., Gornaeva O.N., Klueva T.F., Mironova E.G., Opochitskaya O.A., Stepuk O.N., Khalsova T.P., Chistova E.P., Shevtsova E.V.

Results of voting: number of ballots – 305 including invalid – 14.

1,653,480 votes (100%) took part in the voting.

"AYE" – 1,653,415 votes – 99.99%, "NAY" – 22 votes – 0.003%, "ABSTAINED" – 43 votes – 0.007%.

2. APPROVAL OF THE AUDITOR FOR 2000

Decision: TO APPROVE THE AUDITING AND CONSULTING COMPANY "NOVGORODAUDIT" AS THE AUDITOR FOR 2000.

RESULTS OF VOTING: Results of voting: number of ballots – 305 including invalid – 14.

1,653,480 votes (100%) took part in the voting.

"AYE" – 1,653,155 votes – 99.98%, "NAY" – 100 votes – 0.006%, "ABSTAINED" – 225 votes – 0.014%.

3. APPROVAL OF THE ANNUAL REPORT, THE BALANCE SHEET, THE PROFIT&LOSS STATEMENT OF THE COMPANY, DISTRIBUTION OF PROFITS AND LOSSES DURING 2000, PLANNED DISTRIBUTION OF PROFIT AND LOSSES FOR 2001.

DECISION: TO APPROVE THE ANNUAL REPORT, THE BALANCE SHEET, THE PROFIT&LOSS STATEMENT OF THE COMPANY, DISTRIBUTION OF PROFITS AND LOSSES DURING 2000, PLANNED DISTRIBUTION OF PROFIT AND LOSSES FOR 2001.

Results of voting: number of ballots – 305 including invalid – 14.

1,653,480 votes (100%) took part in the voting.

"AYE" – 1,653,289 votes – 99.9%, "NAY" – 100 votes – 0.09%, "ABSTAINED" – 31 votes – 0.01%.

4. DETERMINATION OF THE AMOUNT OF DIVIDEND FOR 2000, TERMS, ORDER AND FORMS OF ITS PAYMENT FOR THE SHARES OF EACH TYPE.

Decision: TO DETERMINE THE ANNUAL DIVIDEND IN THE AMOUNT OF **RUR 3.87** FOR ONE ORDINARY SHARE AND **RUR 14.30** FOR ONE PREFERRED SHARE. DIVIDEND FOR PREFERRED SHARES SHOULD BE PAID UNTIL AUGUST 7, 2001. DIVIDEND FOR ORDINARY SHARES SHOULD BE PAID UNTIL JANUARY 1, 2002.

Results of voting: number of ballots – 305 including invalid – 19.

1,652,958 votes (100%) took part in the voting.

"AYE" – 1,651,821 votes – 99.93%, "NAY" – 15 votes – 0.01%, "ABSTAINED" – 1,122 votes – 0.06%.

5. INTRODUCTION OF CHANGES AND ADDITIONS INTO THE COMPANY'S CHARTER

Decision: TO INTRODUCE CHANGES INTO THE COMPANY'S CHARTER

Results of voting: number of ballots – 305 including invalid – 22.

1,652,660 votes (100%) took part in the voting.

	AYE	%	NAY	ABSTAINED	Decision
Article 1.1.	1,651,760	99.94	10	890	Approved
Article 1.2.	1,651,716	99.94	30	914	Approved
Article 1.3.	1,630,996	98.68	12	21,652	Approved
Article 1.4.	1,652,655	99.99	-	5	Approved
Article 1.5.	1,631,220	98.7	10	21,430	Approved
Article 1.6.	1,652,650	99.99	5	5	Approved
Article 1.7.	1,630,810	98.67	20	21,830	Approved
Article 1.8.	1,652,645	99.99	-	15	Approved
Article 1.9.	1,652,615	99.99	-.	45	Approved
Article 1.10.	1,652,620	99.99.	15	25	Approved
Article	1,652,625	99.99	-	35	Approved

1.11.					
Article 1.12.	1,652,660	100	-	-	Approved
Article 1.13.	1,652,650	99.99	-	10	Approved

6. INTRODUCTION OF CHANGES AND ADDITIONS INTO THE BOARD OF DIRECTORS REGULATIONS

Decision: TO INTRODUCE CHANGES AND ADDITIONS INTO THE BOARD OF DIRECTORS REGULATIONS.

Results of voting: number of ballots – 305 including invalid – 17.

1,652,998 votes (100%) took part in the voting.

"AYE" – 1,652,166 votes – 99.94%, "NAY" – 95 votes – 0.01%, "ABSTAINED" – 737 votes – 0.05%.

7. APPROVAL OF THE AUDIT COMMITTEE REGULATIONS

Decision: TO APPROVE THE AUDIT COMMITTEE REGULATIONS

Results of voting: number of ballots – 305 including invalid – 17.

1,652,953 votes (100%) took part in the voting.

"AYE" – 1,652,998 votes – 99.99%, "NAY" – 9 votes – 0.0001%, "ABSTAINED" – 36 votes – 0.009%.

8. APPROVAL OF THE AUDITOR FOR 2001.

Decision: TO APPROVE ZAO "MKD" AS THE AUDITOR FOR 2000

Results of voting: number of ballots – 305 including invalid – 17.

1,652,998 votes (100%) took part in the voting.

"AYE" – 1,652,578 votes – 99.97%, "NAY" – 95 votes – 0.01%, "ABSTAINED" – 325 votes – 0.02%.

9. ELECTION OF THE BOARD OF DIRECTORS

Decision: to elect further membership of the Board of Directors:

1) **BILIBIN Yuriy Alexandrovich** – Assistant of General Director of JSC "Svyazinvest"
2) **DEGTYAREV Vadim - manager of the Fund "BRUNSWICK"**
3) **KASHIRIN Oleg Victorovich** – senior specialist of the Department of corporate management of JSC 'Syazinvest"
4) **KUZMIN Oleg Vladimirovich** – General Director of ZAO "ABSOLUT INVEST"
5) **LYULIN Vladimir Fedorovich** – General Director of JSC "Nizhegorodsvyazinform"
6) **OSIPCHUK Anton Igorevich** – First Deputy General Director of JSC "Svyazinvest"
7) **POLNIKOV Alexander Ilyich** – Executive Director of the Department of capital investments management of JSC "Svyazinvest".

Results of voting: number of ballots – 305 including invalid – 40.

1,652,992 x 7 = 11,570,944 votes took part in the voting. Voting is cumulative.

Bilibin Yu.A. – "AYE" – 1,431,017 votes;
Degtyarev V.S. – "AYE" – 1,634,380 votes;
Kashirin O.V. – "AYE" – 1,430,395 votes;
Kuzmin O.V. – "AYE" – 1,492,747 votes;
Lyulin V.F. – "AYE" – 1,936,828 votes;
Osipchuk A.I. – "AYE" – 1,940,413 votes;
Polnikov A.I. – "AYE" – 1,434,396 votes;
Skvortsov B.V. – "AYE" – 249,422 votes;
Chaadaev V.K. – "AYE" – 9,484 votes;

Shevchenko A.I. – "AYE" – 11,862 votes.

10. APPOINTMENT PF THE COMPANY'S GENERAL DIRECTOR

Decision: TO APPOINT MR. SERGEI L. YOLKIN AS THE COMPANY'S GENERAL DIRECTOR

Results of voting: number of ballots – 305 including invalid – 19.

1,652,997 votes (100%) took part in the voting.

"AYE" – 1,629,133 votes – 98.55%, "NAY" – 21,345 votes – 1.29%, "ABSTAINED" – 2,519 votes – 0.16%.

11. ELECTION OF THE AUDIT COMMITTEE MEMBERS

Decision: TO ELECT THE AUDIT COMMITTEE WITH FURTHER MEMBERS:

1) GERASIMOVA VALENTINA NIKOLAEVNA
2) Podosinov Sergei Vladimirovich
3) Tareeva Larisa Valerievns.

Results of voting: number of ballots – 305 including invalid – 20.

1,652,962 votes (100%) took part in the voting.

"AYE" – 1,652,705 votes – 99.98%, "NAY" – 22 votes – 0.006%, "ABSTAINED" – 235 votes – 0.014%.

43. Information on reorganization of the Issuer and its subsidiaries

There were further changes in the Issuer's structure:

On April 12, 2001 further branches were organized:

1. Sizran ISC on the basis of Sizran and Oktyabrsk urban switching centres and Shigony rural switching centres.
2. Tchapaevsk ISC of the basis of Tchapaevsk urban switching centre, Bezenchuk, Privoljie, Khvorostyanka rural switching centres.
3. Novokuibishevsk ISC on the basis of Novokuibishevsk urban switching centre. Krasnoarmeisk, Pestravka, B.Glushitsa, B.Tchernigovka rural switching centres.
4. Neftegorsk ISC on the basis of Neftegorsk, Alekseevka, Kinel rural switching centres.
5. Otradny ISC on the basis of Otradny urban switching centre, K.Tcherkassy, Borkiy, Bogatoe rural switching centres.
6. Sergievsk ISC on the basis of Sergievsk, Isakli, Shentala, Tchelno-Vershini rural switching centres.
7. Samara Radiotelephone centre (on the basis of "Samara Radiotelephone" and Samara radio broadcasting network)
8. Nursery School № 42

There was not reorganization in the Issuer's subsidiaries.

44. There is no additional general information on the Issuer.

B. INFORMATION ON FINANCIAL ACTIVITY OF THE ISSUER

45. Annual accountings for three last financial years.

Should not be provided

46. Accountings for the accounting quarter is available in the Annex.

47. Information on facts influenced decrease or increase of the Issuer's assents by more than 10% in the accounting quarter.

There were not such facts.

Amount of the assets as of end of the quarter former the accounting one: RUR 1 562 416 thousand

Amount of assets as of end of the accounting quarter: RUR 1 568 009 thousand

48. Information on facts influenced decrease or increase of the Issuer's profits by more than 20% in the accounting quarter in comparison with the previous quarter.

Decrease of profit by more than 10% in the 2nd quarter of 2001 is caused by further reasons:

- rate of costs growth was higher than rate of gross proceeds;
- increase of taxes due to implementing 5% local budget tax throughout the Samara region (in the 1st quarter the law did not come into force in all areas of the region).

Profit for the 1st half-year of 2001 - RUR 10,530 thousand

The profit change in the 2nd quarter of 2001:

(in absolute figures) - RUR 3,024 thousand

(in percent) 40.2 %

Profit for the quarter former the accounting one is RUR 7 506 thousand.

Profit for the accounting quarter: RUR 10 530 thousand

49. Information on the Reserve Fund and other special funds of the Issuer:

Amount of the Reserve fund as of end of the accounting period: RUR 40.4 mln

Came: RUR 0 mln

Used: RUR 0 mln

The Reserve Fund was not in the accounting period.

Social Fund

Amount of the Social Fund as of the end of the accounting quarter: RUR 16.3. mln

Came: RUR 0 mln

Used: RUR 0 mln

The Social Fund was not in the accounting period.

50. There were no deals amounting more than 10% of the Issuer's assets as of end of the quarter former the accounting one.

51. Fund raising was not used.

52. Borrowed funds got by the Issuer and its subsidiaries in the accounting quarter.

Indices	Balance as of year beginning (RUR thousand)	Received (RUR thousand)	Paid off (RUR thousand)	Balance as of end of the accounting quarter (RUR thousand)
Long-term bank credits	11000	16642	-	27642
Including not paid off in time	-	-	-	-
Other long-term loans	59166	-	-	56019
Including not paid off in time	-	-	-	-
Short-term bank credits	148382	-	-	148382
Including not paid off in time	-	-	-	-
Bank credits for employees	-	-	-	-
Including not paid off in time	-	-	-	-
Other short-term loans	-	-	-	-
Including not paid off in time	-	-	-	-

53. Payables and receivables of the Issuer and its subsidiaries in the accounting quarter.

Indices	Balance as of year	Received (RUR	Paid off (RUR	Balance as of

	beginning (RUR thousand)	thousand)	thousand)	end of the accounting quarter (RUR thousand)
1) Receivables:				
Short-term	210788	-	-	230927
Including overdue receivables	170620	-	-	187064
More than 3 months	-	-	-	-
Including:				
Long-term	2545	-	-	3971
Overdue	253	-	-	253
Including more than 3 months	-	-	-	-
2) Payables				
Short-term	171748	-	-	182134
Including overdue	57928	-	-	651511
More than 3 months	-	-	-	-
Including:				
Long-term	-	-	-	-
Overdue	-	-	-	-
More than 3 months	-	-	-	-
Cover				
Received	-	-	-	-
Including received from third parties	-	-	-	-
Including:				
Paid out	-	-	-	-
Including to third parties	-	-	-	-
3) Bills				
Bills issued	474	-	-	474
Including overdue	-	-	-	-
Including:	-	-	-	-
Bills received	-	-	-	-
Including overdue	-	-	-	-

54. The Issuer's financial investments

Indices	Amount of investments as of end of the accounting quarter (RUR thousand)		
	Short-term (less than 1 year)	Long-term (more than 1 year)	Total
Investments in the state securities of Russia	-	-	-
Investments in the securities of the federal subjects -	-	-	-
Investments in the securities of local authorities -	-	-	-
Holdings in other enterprises	-	1974	1974
Investments in bonds and other long-term liabilities	-	-	-
Other loans	2761	13472	16233

Investments in the Issuer's subsidiaries	-	-	-
Investments in the Issuer's dependent companies	-	-	-
Investments in the enterprises which were liquidated in accordance with laws of the Russian Federation			
Name of the Company	Date of liquidation	A body which passed the decision	Amount of investments (RUR thousand)
Total			-
Investments in the enterprises which went bankrupt in accordance with laws of the Russian Federation			
Name of the Company	Date of liquidation	A body which passed the decision	Amount of investments (RUR thousand)
Total			-
Amount of the Issuer's assets as of end of the accounting quarter (RUR thousand)			1 568 009
Investments in the companies in the amount of more than 10% of the Issuer's assets as of end of the accounting quarter			
Name of the Company		Amount of investments (RUR thousand)	Share of assets
Total:		-	0%

55. There is no significant information about financial activity of the issuer.

C. Information on the Issuer's securities

56. Information on the Issuer's shares

Number of issue: ***1***
Category: ***ordinary***
Type of shares: ***registered***
NPV: ***100***
Amount of securities: ***1 981 005***
Volume of the issue: ***198 100 500***
Information on the state registration of the issue:
Date of registration: ***July 13, 1993***
Number: ***42-1П-551***
Registered by financial authorities
Way of offer: ***purchase during restructuring into joint-stock company***
Period of offer: **from August 13, 1993 to December 15, 1994**
Nowadays all securities have been redempted.
Amount of allocated securities in accordance with securities issue report: ***1 981 005***
Information on registration of the securities issue report:
Date of registration: ***February 3, 1998***
Registered by Federal Securities Commission of Russia

Market information of securities:
Shares of JSC "Svyazinform" of the Samara region have been traded on the over-the-counter market since April 1994. Since December 18, 1996 shares have been traded in RTS-2. Since August 11, 1997 shares were transferred from RTS-2 to RTS.
There is no other significant information about the issue.

Number of the issue: *2*
Category: ***preferred***
Type of shares: *A*
Form of shares: ***registered***
NPV: ***100***
Amount of securities*:* ***660 335***
Volume of the issue: ***66 033 500***
Information on the state registration of the issue:
Date of registration: ***July 13, 1993***
Number: ***42-1П-551***
Registered by financial authorities
Way of offer: ***purchase during restructuring into joint-stock company***
Period of offer: ***from August 13, 1993 to December 15, 1994***
Nowadays all securities have been redempted.
Amount of allocated securities in accordance with securities issue report: ***660 335***
Information on registration of the securities issue report:
Date of registration*:* ***February 3, 1998***
Registered by Federal Securities Commission of Russia
Market information of securities:
Shares of JSC "Svyazinform" of the Samara region have been traded on the over-the-counter market since April 1994. Since December 18, 1996 shares have been traded in RTS-2. Since August 11, 1997 shares were transferred from RTS-2 to RTS.
There is no other significant information about the issue.

Number of the issue: *4*
Category: ***preferred***
Form of shares: ***registered***
NPV: ***130***
Amount of securities: ***1 981 005***
Volume of the issue: ***257 530 650***
Information on the state registration of the issue:
Date of registration: ***June 8, 1998***
Number: ***1-02-00138A***
Registered by the Federal Securities Market Commission of Russia
Way of offer: ***conversion***
Period of offer: ***from July 7, 1998 to July 8, 1998***
Nowadays allocation has been finished.
Amount of allocated securities in accordance with securities issue report: ***1 981 005***
Information on registration of the securities issue report:
Date of registration*:* ***July 20, 1998***
Registered by Federal Securities Commission of Russia
Market information of securities:
Shares of JSC "Svyazinform" of the Samara region are traded in RTS-2 and over-the-counter market of Samara and the Samara region. Since March 31, 1999 shares have been traded in the stock exchange section of MICEX without including into quotation lists.
Additional information:

On November 19, 1998 SEC registered 1 level ADRs on ordinary shares of JSC "Svyazinform" of the Samara region.

Number of the issue: ***5***
Category: ***preferred***
Type of shares: ***A***
Form of shares: ***registered***
NPV: ***130***
Amount of securities: ***660 335***
Volume of the issue: ***85 843 550***
Information on the state registration of the issue:
Date of registration: ***June 8, 1998***
Number: ***2-02-00138A***
Registered by the Federal ***Securities Market Commission***
Way of offer: conversion
Period of offer: ***from July 7, 1998 to July 8, 1998***
Nowadays allocation has been finished.
Amount of allocated securities in accordance with securities issue report: ***660 335***
Information on registration of the securities issue report:
Date of registration: ***July 20, 1998***
Registered by Federal Securities Market Commission of Russia
Shares of JSC "Svyazinform" of the Samara region are traded in RTS-2 and over-the-counter market of Samara and the Samara region. Since March 31, 1999 shares have been traded in the stock exchange section of MICEX without including into quotation lists.
There is no other significant information about the issue.

57. Information on the Issuer's bonds
Number of the issue: ***3***
Series: ***no***
Type: ***interest bonds***
Form of shares: ***registered***
NPV: ***100***
Amount of securities: ***60 000***
Volume of the issue: ***6 000 000***
Information on the state registration of the issue:
Date of registration: ***November 11, 1996***
Number: ***42-2-12***
Registered by financial authorities
Way of offer: ***public subscription***
Period of offer: ***from December 26, 1996 to September 20, 1997***
Nowadays all securities have been redempted.
Amount of allocated securities in accordance with securities issue report: ***60 000***
Information on registration of the securities issue report:
Date of registration: ***May 25, 1998***
Registered by Federal Securities Market Commission of Russia
Market information on securities:
Bonds were sold by the issuer and underwriters (investment company "Transfer" and bank "FIA-BANK") in the over-the-counter markets in the cities of Samara, Toliatti, Sizran/
Addresses:

- investment company "Transfer": 4 Lesnaya ul., Samara
- bank "FIA-BANK": 22 Frunze ul., Toliatti

Securities circulated from December 26, 1996 to September 20, 1997.

Earnings per bonds:
Per cent from NPV – not provided.
Another property equivalent per one bond: not provided
Another income and rights: after expiry of payment terms owner of a bond gets right for extraordinary telephone installment.
Period of payment: from November 1, 1998 to May 1, 1999.
Terms of payment: bonds are paid off by the Company after expiry of period of circulation on a bond owner's appeal. Natural persons – bond owners are paid cash or receive money by bank transfer during 3 bank days after demand. Legal entities are paid by bank transfer during 3 bank days after demand. Payment ahead of schedule is not provided.
Bond secure:
Type of secure: guarantee
Guarantor: Samara branch of bank "Incombank"
Amount: 6 000 000
Earnings on bonds:
Cash: RUR 0
Another property equivalent: RUR 0
Another income: RUR 0

There is no other significant information about the issue.

D. ANOTHER INFORMATION ON THE ISSUER'S SECURITY

58, 59, 60. Rights of shareholders. Dividend on shares.

58.1. Category of shares: ***ordinary***
Form of shares: ***registered***
Full name of shares: ***ordinary registered shares***
Rights of holders of this type of shares:
Each shareholder has right:

- to take part in Annual general meeting of shareholders and to vote on all issues of an agenda;
- to participate in Annual general meeting of shareholders in person or by proxy and to make suggestions in accordance with the Company's Charter;
- to assign shares;
- to get share of the Company's net profit (dividends) which should be distributed among shareholders in accordance with the Charter;
- to get share of the Company's property cost (liquidation cost), remained after liquidation of the Company in proportion to number of shares the shareholder owns;
- to have an access to the Company's papers in accordance with the Charter and to get copies of paper for money;
- transfer all or a part of rights and shares to his representative in accordance with a proxy;
- in case the Company offered its voting shares and other securities converted into voting shares by public subscription with cash payment holders of the Company's voting shares have a priority right to purchase these shares in proportion to shares they own;
- to institute actions;
- to exercise other rights in accordance with the Company's Charter, laws of the Russian Federation, decisions approved by the Annual General Meeting of shareholders;
- to demand redemption of all of part of shares he owns in cases:
  a) the Company's reorganization or a large deal which approved by the Annual General Meeting of shareholders if a holder voted against the deal or did not take part in the voting;

b) changes and amendments to the Company's Charter or approval of the Charter in a new edition if this edition limits their rights if they voted against or did not take part in the voting.

Dividends for shares of this type:

Period: ***1997, quarter 4***
Amount of dividend for one share: ***RUR 3***
Total amount of dividend for shares of this type: ***RUR 5 943 015***
Total amount of dividend paid out: ***RUR 5 943 015***

Period: ***1998, quarter 4***
Amount of dividend for one share: ***RUR 1.99***
Total amount of dividend for shares of this type: ***RUR 3 942 199.95***
Total amount of dividend paid out: ***RUR 3 942 199.95***

Period: ***1999, quarter 4***
Amount of dividend for one share: ***RUR 2***
Total amount of dividend for shares of this type: ***RUR 3 962 010***
Total amount of dividend paid out: ***RUR 3 933 525.39***

Period: ***2000, quarter 2***
Amount of dividend for one share: ***RUR 3.87***
Total amount of dividend for shares of this type: ***RUR 7 666 489.35***
Total amount of dividend paid out: ***RUR 0***
Amount of dividend for shares of this type, which is not to be paid out yet: ***RUR 0***

58.2. Category of shares: ***preferred***
Type of shares: ***A***
Form of shares: ***registered***
Full name of shares: ***preferred registered shares***
Rights of holders of this type of shares:
Each shareholder has right:

- to take part in Annual general meeting of shareholders and to vote on all issues of the Company's reorganization and liquidation, introduction of changes and amendments to the Company's Charter limiting rights of preferred shares holders;
- to participate in Annual general meeting of shareholders in person or by proxy and to make suggestions in accordance with the Company's Charter;
- to assign shares;
- to get annual fixed dividend. Total amount of dividends for each preferred share is determined as 10% of the Company's net profit according to results of the financial year divided into number of shares;
- to get share of the Company's property cost (liquidation cost), remained after liquidation of the Company in proportion to number of shares the shareholder owns;
- to get NPV in case the Company's liquidation;
- to have an access to the Company's papers in accordance with the Charter and to get copies of paper for money;
- transfer all or a part of rights and shares to his representative in accordance with a proxy;
- to institute actions;
- to exercise other rights in accordance with the Company's Charter, laws of the Russian Federation, decisions approved by the Annual General Meeting of shareholders;

Dividend for this type of shares:

Period: ***1997, quarter 4***
Amount of dividend for one share: ***RUR 23***
Total amount of dividend for shares of this type: ***RUR 15 187 705***
Total amount of dividend paid out: ***RUR 15 187 705***

Period: ***1998, quarter 4***
Amount of dividend for one share: ***RUR 5.99***
Total amount of dividend for shares of this type: ***RUR 3 955 406.65***
Total amount of dividend paid out: ***RUR 3 955 406.65***

Period: ***1999, quarter 4***
Amount of dividend for one share: ***RUR 9.34***
Total amount of dividend for shares of this type: ***RUR 6 167 528.9***
Total amount of dividend paid out: ***RUR 6 139 044.3***

Period: ***2000, quarter 2***
Amount of dividend for one share: ***RUR 14.3***
Total amount of dividend for shares of this type: ***RUR 9 442 790.5***
Total amount of dividend paid out: ***RUR 0***
Amount of dividend for shares of this type, which is not to be paid out yet: ***RUR 0***

61. Limitation of securities circulation
See articles 56, 57

62. Another important information on the Issuer's securities
Shares of the Issuer are traded in MICEX and RTS (Russia). From April 1, 2001 to June 30, 2001 trade volume in MICEX and RTS amounted to:
Ordinary shares: $228 041
Highest price for 1 share: $20.5
Lowest price for 1 share: $19.00
Preferred shares: $ 5 667
Highest price for 1 share: $8.44
Lowest price for 1 year: $7.5
Level 1 ADRs for the Company's ordinary shares are traded in Berlin Stock Exchange, Europe Stock Exchange NEWEX, segment NX.plus and Over-the-Counter Market USA.

ANNEX

The Balance Sheet for the 1st half-year of 2001
There were no changes in the accounting policy

The Balance Sheet

RUR thousand

ASSETS	Line Code	at the beginning of the year	at the end of the year
I. NON-CURRENT ASSETS Intangible assets (04,05)	110	**5125**	**2467**
including: patents, licenses, trademarks and assets	111	**1592**	**766**
Administration expenses	112		
Goodwill	113		

Fixed assets (01, 02, 03)	120	**1130216**	**1085915**
including: land plots and natural objects	121	**991**	**991**
buildings, machines, equipment	122	**906242**	**829919**
Construction in progress (07, 08, 16, 61)	130	**88899**	**151280**
Investments in material assets (03)	135		
Property for lease	136		
Property supplied on the basis of a hire agreement	137		
Long-term investments (06, 82)	140	**13499**	**13472**
including: investments in subsidiary companies	141		
investments in associated companies	142		
investments in other organizations	143	**1974**	**1947**
loans to organizations for over 12 months	144		
other long-term investments	145	**11525**	**11525**
Other non-current assets	150		
SUBTOTAL FOR SECTION I	190	**1237739**	**1253134**
II. CURRENT ASSETS Inventory	210	**29526**	**38496**
Including: Raw materials, materials and similar values (10,12,13,16)	211	**23158**	**27776**
Animals on breeding and fattening (11)	212	**3**	**3**
Expenses of production in progress (20, 21, 23, 29,30, 36, 44)	213		
Finished products and goods for re-sale (16,40, 41)	214	**2919**	**2849**
Goods shipped (45)	215		
Deferred expenditures (31)	216	**3446**	**7830**
VAT on acquired values (19)	220	**9113**	**18349**
Receivables (due after 12 months following the reporting date)	230	**2545**	**3971**
including: buyers and customers (62, 76, 82)	231	**253**	**253**
notes receivable (62)	232		
receivables from subsidiary and associated companies (78)	233		
advances paid out (61)	234		
other debtors	235	**2292**	**3718**
Receivables (due within 12 month following the reporting date)	240	**210788**	**230927**
including: buyers and customers (62, 76, 82)	241	**170620**	**187064**
notes receivable (62)	242	**115**	**115**
receivables from subsidiaries and associated companies (78)	243		
Charter Capital	244		
advances paid out (61)	245	**535**	**885**
other debtors	246	**39518**	**42863**
Short-term investments (56,58, 82)	250	**1888**	**2708**
including: loans to companies for a period over 12 months	251		
own shares, purchased from holders	252		
other short-term investments	253	**1888**	**2708**
Cash	260	**26556**	**20423**
including: cash in hand (50)	261	**897**	**780**
settlement accounts (51)	262	**21769**	**14471**
hard-currency accounts (52)	263	**242**	**667**
other cash (55, 56, 57)	264	**3648**	**4505**
Other current assets	270		
SUBTOTAL FOR SECTION II	290	**280416**	**314875**
BALANCE (lines 190+290+390)	300	**1518155**	**1568009**

LIABILITIES	line code		
III. Capital and Reserves			
Charter Capital (85)	410	343374	343374
Additional Capital (87)	420	598654	598595
Reserve Capital (86)	430	29736	40435
including: reserve funds, formed in accordance with the laws	431	29736	40435
reserve funds, formed in accordance with the founding documents	432		
Social fund (88)	440	19613	16296
Retained earnings of the previous periods (88)	460	124268	96459
Uncovered expenses of previous periods (88)	465		
Expenses of previous years not financed	466		
Retained earnings for the reporting year (88)	470	X	10530
UNCOVERED LOSS OF THE REPORTING YEAR	475	X	
SUBTOTAL FOR SECTION III	490	1115645	1105689
IV. LONG-TERM LIABILITIES			
Credits and loans (92, 95)	510	11000	31525
including: bank loans payable after 12 months following the reporting date	511		
other loans payable after 12 months following the reporting date	512	11000	31525
other long-term liabilities	520	59166	45551
SUBTOTAL FOR SECTION IV	590	70166	77076
V. SHORT-TERM LIABILITIES			
Credits and loans (90, 94)	610	148382	171382
including: bank loans payable within 12 months following the reporting date	611	148382	171382
Loans payable after 12 months following the reporting date	612		
Payables	620	171748	182134
Including: Suppliers and contractors (60, 76)	621	57928	65151
Notes payable (60)	622	474	474
Payables to subsidiary and associated companies (78)	623		
Wages payable (70)	624	12190	12827
Contributions to the social institutions payable	625	3353	8273
Payable to the budget 68)	626	20812	14217
Advances received (64)	627	25590	27432
Other creditors	628	51401	53760
Payables to holders (founders) (75)	630	880	15639
Deferred revenues (83)	640	11334	16089
Other short-term liabilities	660		
SUBTOTAL FOR SECTION V	690	332344	385244
BALANCE (lines 490+590+690)	700	1518155	1568009

INFORMATION ABOUT VALUES WHICH ARE ACCOUNTED ON OUTBALANCE ACCOUNTS

Indices	Line code	As of the year beginning	As of the year end
Leased fixed assets (001)	910	129	129
including according to leasing	911	356	309
Inventories, accepted for custodian (002)	920		
Goods accepted for commission (004)	930		
Writing-off debts of insolvent debtors (007)	940	20621	21030
Cover of liabilities and payments received (008)	950		
Cover of liabilities and payments granted (009)	960		38081

Housing stock depreciation (014)	970	1673	1673
Depreciation of objects of external improvement and other similar objects (015)	980		
Book-keeping forms	990	22076	24168

PROFIT AND LOSS REPORT

RUR thousand

INDICES	Line code	For the accounting period	For the same period of the previous year
Revenues (net) from the sale of goods, products, works, services (minus VAT, excises and similar obligatory payments)	010	640206	549067
Including from sales of telecommunication services	011	624234	535045
Sales cost of goods, works, services	020	541510	446771
Including telecommunication services sold	021	513515	433784
Gross revenue	029	98696	102296
Commercial expenses	030	8883	6430
Management expenses	040		
Sales profit (loss) (lines (010-020-030-040))	050	89813	95866
Operation revenues and expenses			
Interest receivable	060	689	729
Interest payable	070	17807	7289
Income from investing in other companies	080		
Other operating revenues	090	1041	2885
Other operating expenses	100	12965	194447
Non-sales expenses			
Non-sales revenues	120	6709	12728
Non-sales expenses	130	21769	16727
Profit (loss) before the taxation (lines 050+060+070+080+090+100+120-130)	140	45711	68745
Profits tax	150	35157	28323
Profit (loss) from everyday activity	160	10554	40422
Extraordinary revenues and expenses	170		
Extraordinary revenues			
Extraordinary expenses	180	24	59
Net retained earnings (loss) for the accounting period (lines (160+170-180)	190	10530	40363

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

СВЯЗЬИНФОРМ
SVYAZINFORM
САМАРСКОЙ ОБЛАСТИ

5.02.02 № 0АИ-19

На №

Date: January 30,2002

02 FEB 22 AM 8:52

Securities and Exchange Commission
Division of Corporate Finance

Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D. C. 20549

Re: Exemption No.: 82-4889

Dear Sir or Madam:

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securitiex Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(l)(iii), please find enclosed:

1. Copy of the Quarterly Report of the Issuer for Quarter 4, 2002 (in English).
2. List of affiliated persons as of January 1, 2002(in English)

The Bank of New York acts Depositary Bank for the above referenced company under the Form F-6 registration statement number: **333 - 9650** which was declared effective by the SEC on Nov/19/1998.

Sincerely,

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СВЯЗЬИНФОРМ» САМАРСКОЙ ОБЛАСТИ

Sergei L. Yolkin
General Director

Россия, 443099, Самара,
ул. Ленинградская, 24

Тел. ....(846 2) 32-10-20
факс ....(846 2) 70-40-20
телетайп........214999 ИНФО

ИНН 6317015857 Р/С № 40702810754110100167
в Самарском ОСБ № 28 г. Самары
БИК 043601607 к/с 30101810200000000607
в Поволжском банке Сбербанка РФ г. Самара

Адрес эл. почты:
directors@dionis.samtel.ru
director@mail.samtel.ru
/c=ru/a=rostelemail/p=smr/o=tel/s=directors

02 FEB 22 AM 8:52

LIST OF AFFILIATED PERSONS
Joint-stock Company "Svyazinform" of the Samara region (the issuer's code: 00138-A) as of January 1, 2002

Sergei L. Yolkin
General Director

List of affiliated persons

Affiliated person	Number of the Company' shares	Share of the Charter Capital
Name: Yuri A. Bilibin Lives in: Russia, Moscow Reason: Member of the Board of Directors of the Company Date: June 6, 2001 Reason: others Has the right to make up decisions Date: June 6, 2001	-	-
Name: Vadim Degtyarev Lives in: Great Britain Reason: Member of the Board of Directors of the Company Date: June 6, 2001 Reason: others Has the right to make up decisions Date: June 6, 2001	-	-
Name: Oleg V. Kashirin Lives in: Russia, Moscow Reason: Member of the Board of Directors of the Company Date: June 6, 2001 Reason: others Has the right to make up decisions Date: June 6, 2001	-	-
Name: Oleg V. Kuzmin Lives in: Russia, Moscow Reason: Member of the Board of Directors of the Company Date: June 6, 2001 Reason: others Has the right to make up decisions Date: June 6, 2001	-	-
Name: Vladimir F. Lyulin Lives in: Russia, Nizshny Novgorod Reason: Member of the Board of Directors of the Company Date: June 6, 2001 Reason: others Has the right to make up decisions Date: June 6, 2001	-	-
Name: Anton I. Osipchuk Lives in: Russia, Moscow Reason: Member of the Board of Directors of the Company Date: June 6, 2001 Reason: others Has the right to make up decisions Date: June 6, 2001	-	-
Name: Alexander I. Polnikov Lives in: Russia, Moscow Reason: Member of the Board of Directors of the Company Date: June 6, 2001	-	-

Reason: others Has the right to make up decisions Date: June 6, 2001		
Name: Elena A. Bokova Lives in: Russia, Samara Reason: Member of the Board of Management of the Company Date: August 28, 2001 Reason: others Has the right to make up decisions Date: August 28, 2001		
Name: Alexander M. Vdovin Lives in: Russia, Samara Reason: Member of the Board of Management of the Company Date: August 28, 2001 Reason: others Has the right to make up decisions Date: August 28, 2001		
Name: Sergei L. Yolkin Lives in: Russia, Samara Reason: Member of the Board of Management of the Company Date: August 28, 2001 Reason: other Has the right to make up decisions Date: August 28, 2001	-	-
Name: Vitaliy M. Klishin Lives in: Russia, Samara Reason: Member of the Board of Management of the Company Date: August 28, 2001 Reason: others Has the right to make up decisions Date: August 28, 2001		
Name: Valeriy V. Feditchev Lives in: Russia, Samara Reason: Member of the Board of Management of the Company Date: August 28, 2001 Reason: others Has the right to make up decisions Date: August 28, 2001		
Name: Sergei L. Yolkin Lives in: Russia, Samara Reason: Sole Management Body of the Company Date: August 28, 2001 Reason: other Has the right to make up decisions Date: August 28, 2001		
Name: JSC "Svyazinvest" Address: build.2, 55 Pluschikha ul., Moscow, Russia, 119121 Mailing address: build.2, 55 Pluschikha ul., Moscow, Russia, 119121 Reason: has the right to deal with more than 20% of the Company's voting shares Date: September 1, 1995	Ordinary: 1003710 Preferred: -	38.00%

Name: ZAO "SamaraTelecom" Address: 43 Polevaya ul., Samara, 443100, Russia Mailing address: 43 Polevaya ul., Samara, 443100, Russia Reason: has the right to deal with more than 20% of the total number of votes of shares forming its Charter Capital Date: March 20, 1996	Ordinary: - Preferred: -	0.00%

Approved
by the Board of Directors of
JSC "Svyazinform" of the Samara region
Minutes 3 dated January 30, 2001
Chairman of the Board of Directors
Anton I. Osuptchuk _(signature)__

QUARTELY REPORT OF THE ISSUER
For Quarter 4, 2001

Joint-stock Company "Svyazinform" of the Samara Region
Issuer's code: 00138-A

Address: 24 Leningradskaya ul., Samara, 443099, Russia
Mailing address: 24 Leningradskaya ul., Samara, 443099, Russia

Information in this Quarterly report is to be disclosed in accordance with securities laws of the Russian Federation

General Director Sergei L. Yolkin ___(signature)____
Chief Accountant Elena A. Bokova __(signature)___
January 30, 2002

Contact person: Lyubov E. Gorshenina
Tel.: (+7-8462) 33-77-76, fax (+7-8462) 70-40-15
e-mail: cb@samtel.ru

A. Information on the Issuer

9. Full name of the Issuer
Joint-Stock Company "Svyazinform" of the Samara region

10. Short name of the Issuer
JSC "Svyazinform" of the Samara region
SSR

11. Information on changes of the Issuer's name and status
Open Joint-stock Company "Svyazinform" of the Samara region
OJSC "Svyazinform" of the Samara region
Date: ***July 27, 1993***

Open Joint-Stock Company "Rossvyazinform" of the Samara region
JSC "Rossvyazinform" of the Samara region
Date: ***July 13, 1993***

Current name dated October 18, 1995

12. Information on the Issuer's registration and Licenses
Date of the Issuer's registration: ***July 13, 1993***
Serial number: ***422-П***
Registering body: ***the Samara District Administration of the city of Samara***

Licenses:
Number: **3018**
Date of authorization: **August 16, 1996**
Valid till: **January 1, 2004**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **telecommunication services provisioning**

Number: **19983**
Date of authorization: **November 8, 2001**
Valid till: **November 8, 2006**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **provisioning of broadcasting services**

Number: **3152**
Date of authorization: **November 4, 1996**
Valid till: **February 1, 2006**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **provisioning of cellular services in 450 MHz range**

Number: **16555**
Date of authorization: **November 15, 2000**
Valid till: **November 15, 2005**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **provisioning of services of mobile radio-telephone communication («Altai»)**

Number: **8582 (MMDS)**

Date of authorization: **October 10, 1997**
Valid till: **October 10, 2002**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **provisioning of services of broadcasting of TV programs**

Number: **9648**
Date of authorization: **April 2, 1998**
Valid till: **April 2, 2003**
Issued by: **the State Committee of Informatics and Telecommunications of the Russian Federation**
Activities: **provisioning of services of broadcasting of cable TV programs**

Number: **Г912067**
Date of authorization: **July 4, 2001**
Valid till: **July 4, 2004**
Issued by: **State Committee of construction and utilities of Russia**
Activities: **Construction of buildings**

Number: **2313**
Date of authorization: **January 18, 1999**
Valid till: **January 18, 2002**
Issued by: **the Central Administrative Board of Education of the Samara Administration**
Activities: **professional training, retraining and raising the level of professional skills of telecommunication specialists**

Number: **4461**
Date of authorization: **July 3, 2000**
Valid till: **July 3, 2005**
Issued by: **the Mass-Media Ministry of the Russian Federation**
Activities: **Wireline broadcasting**

Number: **4463**
Date of authorization: **July 4, 2000**
Valid till: **July 4, 2005**
Issued by: **the Mass-Media Ministry of the Russian Federation**
Activities: **Wireless broadcasting**

Number: **CAM 012372**
Date of authorization: **December 29,2000**
Valid till: **March 3, 2006**
Issued by: **Building, Architecture and Utilities Department of the Samara region Administration**
Activities: **construction of buildings and telecommunication objects**

13. Identification number of the tax payer
6317015857

14. Sector
Code OKOHX
52300

15. Place of location, mailing address and telephone of the Issuer

Place of location: ***24, Leningradskaya ul., Samara, 443099, Russia***
Mailing address: ***24 Leningradskaya ul., Samara, 443099, Russia***
Tel.: ***(+7-8462) 32-10-20, fax (+7-8462) 70-40-15***
e-mail: director@samtel.ru

16. The Issuer's Auditor
Name: ***Joint-stock Company "Marketing. Consulting. Design"***
Place of location: ***2 Trud Sq. Saint-Petersburg, 190000, Russia***
ITN: ***7825004810***
Mailing address: ***2 Trud Sq. Saint-Petersburg, 190000, Russia***
Tel.: ***(+7-812) 311-48-10, 311-48-55, fax: (+7-812) 311-48-33***
E-mail: offict@mcd-pkf.com

Information on the Auditor's license
Number of the license: ***014202***
Date of issue: ***May 21, 1998***
Valid till: ***May 21, 2003***
Issued by ЦАЛАК of the Ministry of Finance of Russia on April 30, 1998, #55

17. Information on the Registrar
Registrar:
Name: ***Joint-stock Company "Registrator-Svyaz"***
Place of location: ***27 Presnyanskiy val, Moscow, 123557, Russia***
Mailing address: ***p/o box 128, 15-a B.Olenya ul., Moscow, 107014, Russia***
Tel.: ***(+7-095) 268-70-13, 268-30-31, fax (+7-095) 268-70-41, 268-70-19***
e-mail: regsw@cyberax.ru
License number: ***01147***
Date of issue: ***October 5, 1996***
Valid till: ***October 8, 2002***
Issued by the Federal Securities Market Commission
The Registrar has been keeping the register since January 20, 1998

18. The Issuer's Depositary
The Issuer does not have a depositary

19. The Issuer's shareholders
Total number of shareholders: **3291**

Shareholders owing not less than 5% of the Issuer's Charter Capital:

19.1. Name: ***Joint-stock Company "Svyazinvest"***
Place of location: ***build.2, 55 Pluschikha ul., Moscow, 119121, Russia***
Mailing address: ***build.2, 55 Pluschikha ul., Moscow, 119121, Russia***
Share in the Issuer's Charter Capital: ***38%***

Shareholders owing not less than 25% of the Issuer's Charter Capital:
19.1.1. Name: ***Property Ministry of Russia***
Place of location: ***9 Nikolskiy per., Moscow, 103685, Russia***
Mailing address: ***9 Nikolskiy per., Moscow, 103685, Russia***
Share in the Issuer's Charter Capital: ***50% + 1***
19.1.2. Name: ***MUSTCOM LIMITED***

Place of location: *3 Themistoklis Dervis Street, Julia House CY-1066, Nicosia, Cyprus*
Mailing address: *22/13 Voznesenskiy per., Moscow, 103009, Russia*
Share in the Issuer's Charter Capital: *25% + 1*

19.2. Name: ***TAFT Enterprises Limited***
Place of location: ***NCH, 6-th Floor, 17 Taganskaya ul., Moscow, 109004, Russia***
Mailing address: ***17 Taganskaya ul., Moscow, 109004, Russia***
Share in the Issuer's Charter Capital: ***15.7%***
Shareholders owing not less than 25% of the Issuer's Charter Capital: NOT ANY

19.3. Name: ***Joint-stock Company "Depositary-Clearing Company"***
Place of location: ***13, Pervaya Tverskaya-Yamskaya ul., Moscow, 125047, Russia***
Mailing address: ***build. 4, 14/2 Staraya Basmannaya ul., Moscow, 103064, Russia***
Share in the Issuer's Charter Capital: ***8.1%***
Shareholders owing not less than 25% of the Issuer's Charter Capital: NOT ANY

19.4. Name: ***Joint-stock Company "Bank Credit Suisse First Boston AO"***
Place of location: ***5 Nikitskiy per., Moscow, 103009, Russia***
Mailing address: ***5 Nikitskiy per., Moscow, 103009, Russia***
Share in the Issuer's Charter Capital: ***7.68%***
Shareholders owing not less than 25% of the Issuer's Charter Capital: NOT ANY

19.5. Name: ***Joint-stock Company "ABN AMRO BANK A.O."***
Place of location: ***build.1, 17 Bolshaya Nikitskaya ul., Moscow, 103009, Russia***
Mailing address: ***build.1, 17 Bolshaya Nikitskaya ul., Moscow, 103009, Russia***
Share in the Issuer's Charter Capital: ***5.96%***
Shareholders owing not less than 25% of the Issuer's Charter Capital: NOT ANY

20. The Issuer's Management Structure

Annual General Meeting of Shareholders is the supreme management body. The Board of Directors manages the Company excluding issues, which are in the competence of the Annual General Meeting of Shareholders.
The executive power belongs to the General Director and the Board of Management, which manage the everyday Company's activity.
The Audit Committee checks financial activity of the Company.

Issues in the competency of the General Meeting:

1) changes and amendments to the Company's Charter or approval of the new version of the Charter, except changes referred to increase of the Company's Charter Capital according to the decision of the Capital increase by increase of the shares NPV or allocation of additional shares;
2) the Company's reorganization;
3) the Company's liquidation, the liquidation committee appointment, approval of liquidation Balance Sheets (interim and final);
4) determination of the quantity membership of the Board of Directors, election of Directors, their retirement ahead of schedule, amount of reward for their work;
5) determination of the limit number of shares declared;
6) increase of the Company's Charter Capital by increase of the shares NPV or allocation of additional shares if the Board of Directors did not pass the decision unanimously;
7) decrease of the Company's Charter Capital by decrease of the shares NPV, purchasing shares by the Company in order to decrease total number of shares;

8) General Director appointment and retirement ahead of schedule;
9) the Audit Committee members election and retirement ahead of schedule;
10) the Company's auditor appointment;
11) approval of the Company's Annual Reports, Balance Sheets, Profit&Loss Reports, distribution of profits and losses;
12) decision on non-use of shareholders preferences for purchasing the Company's shares or securities converted into shares, allocated by open public subscription;
13) time-limit of the General Meeting;
14) the Calculation Committee appointment;
15) choice of mass-media for publications;
16) decision on the Company's shares split and consolidation;
17) decision on transactions in which further persons are interested: if they own more than 20% of voting shares of a party; if they occupy positions in the management of the party in further cases:
    - if amount of payment or cost of the property increases 2% of the Company's assets;
    - if a deal or several deals connected with one another are allocation of the Company's voting shares or other securities converted into shares in the amount exceeding 2% of voting shares allocated previously;
    - if all members of the Board of Directors are interested in the deal and if majority of shareholders is not interested in the deal;
18) decision on large deals connected with purchasing or selling property by the Company:
    - if a decision on a large deal for property which cost is from 25 to 50% of the balance cost of the Company's assets was not passed by the Board of Directors unanimously as of the deal date;
    - if the property cost is more than 50% of the Company's assets balance cost as of the date of decision on this deal;.
19) purchasing and redemption of allocated shares by the Company;
20) sharing in holdings and financial groups;
21) decision on annual dividend payment, its amount, terms and form of payment of dividend for each type of shares in accordance with recommendations of the Board of Directors;
22) decision on compensation on expenses in case of extraordinary meeting of shareholders;
23) approval of regulations of the Board of Directors, the Audit Committee.

The Board of Directors' competency in accordance with the Charter:

1) definition of the Company's priority trends of development;
2) calling of annual and extraordinary meetings of shareholders;
3) approval of the AGM agenda;
4) determination of the date of list of shareholders who have right to take part in the AGM;
    - determining date and place of the AGM;
    - determining form of informing shareholders about the AGM;
    - determining list of papers necessary for shareholders;
    - determining form and content of voting ballots;
5) submitting further issues for AGM:
    - the Company's reorganization;
    - non-use of the shareholders' preference for purchasing the Company's shares or securities converted into shares;
    - determining form of informing shareholders and choice of mass-media for publications;
    - split and consolidation of shares;
    - closing of deals if there are persons interested in a deal, who owns more than 20% of voting shares of the part of the deal and occupies positions in the management;
    - purchasing and redemption of allocated shares by the Company;
    - sharing in holdings, financial groups;

- approval of annual reports, balance sheets, profit and loss reports, distribution of profits and losses;
- payment of annual dividend, approval of its amount, terms and forms of payment for each type of shares in accordance with recommendations of the Board of Directors;

6) allocation of bonds and other securities;
7) determination of the market cost of property;
8) purchasing of shares, bonds and other securities allocated by the Company;
9) recommendations on amount of rewards and compensations for members of the Board of Directors and the Audit Committee and determination of reward to the Auditor;
10) recommendations on amount of the dividend and terms of its payment;
11) use of Reserve and other funds;
12) approval of the Company's internal documents excluding documents approved by the AGM;
13) opening of branches and their liquidation;
14) decision on the Company's sharing (stoppage of sharing or change part of sharing) in other companies, associations, including selling or purchasing shares excluding sharing in holdings and financial groups;
15) closing of large deals with property which cost is from 25% to 50% of the Company's assets balance cost as of the date of approval of such deals. Agreement of a deal and several deals connected with purchasing or alienation the Company's property which cost is from 1% to 25% of the Company's assets balance cost as of the date of approval of such deals excluding deals during usual activity. This decision is passed only after agreement of the Board of Directors;
16) closing of deals in which some persons are interested;
17) preliminary approval of the Company's Annual Report not later than 30 days before the AGM;
18) approval of results of additional allocation of shares;
19) approval of form for shares redemption and form of shares sell;
20) election of Chairman of the Board of Directors;
21) decision on election of Independent Registrar;
22) election of a person authorized to sign contracts with General Director and members of the Board of Management;
    - approval of conditions of contracts signed with general Director and members of the Board of Management;
    - cancellation of a contract with General Director in case the AGM stopped his powers ahead of schedule;
23) formation of the Board of Management;
    - definition of amount of reward for members of the Board of Management;
24) examination of the Audit Committee report and the Auditor Report;
25) decision on increase of the Charter Capital through increase of NPV of shares or allocation of additional shares within amount of shares declared;
26) changes to the Charter connected with increase of the Charter Capital on the basis of decision on increase of the Charter Capital through increase of NPV of shares or allocation of additional shares within amount of shares declared;
27) definition of kind of data forming trade secret and ways of its protection;
28) approval of decisions on securities issues, prospectus and reports on results of securities issues;
29) approval of quarterly and annual Securities Reports;
30) propose candidates for General Director position to AGM;
31) decision of reward for General Director on the basis of results of the Company's activity;
32) definition of a person authorized to carry duties of General Director if he can not do it itself;

33) extension of a period of validity of a contract with General Director within terms set by the Charter;
34) other issues provided by the Joint-Stock Company Law and the Charter.

Competence of executive bodies of the Issuer includes all issues of management of the Company's everyday activity excluding issues in the competence of the AGM and the Board of Directors. Executive bodies of the Issuer control fulfillment of decisions of the AGM and the Board of Directors.

General Director acts without proxy on behalf of the Company and:

- manages everyday Company's activity;
- has priority right to sign financial documents;
- is in charge of the Company's property in order to provide its everyday activity within the limits set in the Charter; represents the Company's interests in the Russian Federation as well as abroad; approves the Company's staff, concluded agreements with personnel, stimulates and punishes personnel;
- is chairman of the AGM;
- controls the Board of Management activity, offers member of the Board of Management for approval by the Board of Directors;
- gives proxies on behalf of the Company;
- opens the Company's bank accounts;
- controls the Company's accountings;
- gives orders compulsory for the Company's staff;
- performs other functions necessary for achieving the Company's aims in accordance with existing legal environment and the Company's Charter excluding functions of other management bodies of the Company;
- controls works on preparing list of trade secrets, gives orders for trade secrets protection.

General Director is Chairman of the Company's Board of Management. General Director represents opinion of the Board of Management during meetings of the Board of Directors.

The Board of Management is a collective executive body and controls fulfillment of decisions of the AGM and the Board of Directors. The Board of Directors approves membership of the Board of Management on the basis of General Director offers. Membership of the Board of Management can not exceed 7 persons. The Board of Management acts in accordance with the Company's Charter, Regulations of the Board of Management approved by the Board of Directors and other internal papers.

21. Members of the Board of Directors of the Issuer

The Board of Directors

Chairman: Anton I. Osiptchuk

Members of the Board of Directors:

Oleg V. Kashirin

Year of birth: 1965

Positions during last 5 years:

Period: 1996-1998
Organization: Armed Forces of the Russian Federation
Field of activity: military service in the Armed Forces of Russia
Position: officer
Period: 1998 –1999
Organization: OOO "SYUR"

Field of activity: investments
Position: manager
Period: 1999 - 1999
Organization: OOO "KEDR"
Field of activity: investments
Position: General Director
Period: 1999 – nowadays
Organization: JSC "Svyazinvest"
Field of activity: telecommunication services
Position: senior specialist of the Corporate Management Department
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Oleg V. Kuzmin
Year of birth: 1971

Positions during last 5 years:
Period: 1996 – 1997
Organization: "TAFT Enterprises Limited"
Field of activity: finances, investments
Position: representative of "TAFT Enterprises Limited"
Period: 1997 – 1998
Organization: ZAO "Absolut-Invest"
Field of activity: investments and securities
Position: Deputy General Director
Period: 1998 – nowadays
Organization: ZAO "Absolut-Invest"
Field of activity: investments
Position: General Director
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Yuriy A. Bilibin
Year of birth: 1971

Positions during last 5 years:
Period: 1996 – 1997
Company: JSC "Petersburg Telephone Network"
Field of activity: telecommunication services
Position: head of department
Period: 1998 – 1998
Company: JSC "PTS"
Field of activity: telecommunication services
Position: head of directorate
Period: 1998 – nowadays
Company: JSC "Svyazinvest"
Field of activity: telecommunication services
Position: assistant of General Director
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share

Rewards for the accounting quarter: this information is confidential

Alexander I. Polnikov
Year of birth: 1943

Positions during last 5 years:
Period: 1996 – 1998
Organization: Ministry of Communications of Russia
Field of activity: telecommunication services
Position: head of Capital Construction Directorate
Period: 1998 – nowadays
Company: JSC "Svyazinvest"
Field of activity: telecommunication services
Position: deputy chief of Telecommunications Department
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Vadim S. Degtyarev
Year of birth: 1975

Positions during last 5 years:
Period: 1996 – nowadays
Company: Brunswick Capital Management
Field of activity: investments
Position: Fund Manager
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Vladimir F. Lyulin
Year of birth: 1938

Positions during last 5 years:
Period: 1996 – nowadays
Company: JSC "Niszhegorodsvyazinform"
Field of activity: telecommunication services
Position: General Director
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Anton I. Osiptchuk
Year of birth: 1967

Positions during last 5 years:
Period: 1996 – 1997
Company: Bank "Inkombank"
Field of activity: bank and credit services
Position: Deputy Manager
Period: 1997 – 2000
Company: JSC "Telecominvest"

Field of activity: telecommunications
Position: Deputy General Director in charge of economy and finances
Period: 2000 – nowadays
Company: JSC "Svyazinvest"
Field of activity: investments in telecommunications
Position: First Deputy General Director
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

22. Sole and Collective Bodies of the Issuer

Sergei L. Yolkin
Year of birth: 1949

Positions during last 5 years:
Period: 1996 – 2001
Company: JSC "UdmurtTelecom"
Field of activity: telecommunication services
Position: First Deputy General Director
Period: 2001 – nowadays
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: General Director
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Alexander M. Vdovin
Year of birth: 1959

Positions during last 5 years:
Period: 1996 – 2001
Company: Mozhginskiy switching centre, Republic of Udmurtia
Field of activity: telecommunication services
Position: director
Period: 2001 – nowadays
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: first Deputy General Director
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Elena A. Bokova
Year of birth: 1966

Positions during last 5 years:
Period: 1996 – 2001
Company: "Company ITEK", Ltd.
Field of activity: financial activity
Position: financial director

Period: 2001 – nowadays
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: chief accountant
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Vitaliy M. Klishin
Year of birth: 1974

Positions during last 5 years:
Period: 1996 - 1998
Company: JSC "Svyazinform" of the Samara region, branch "Samara Radiotelephone"
Field of activity: telecommunication services
Position: telecommunication engineer
Period: 1998 – nowadays
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: head of department
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Valeriy V. Feditchev
Year of birth: 1961

Positions during last 5 years:
Period: 1996 – 1998
Company: JSC "Svyazinform" of the Samara region, Local Telephone Network
Field of activity: telecommunication services
Position: head of department
Period: 1998 – 2001
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: deputy chief of department
Period: 2001 – nowadays
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: head of telecommunications department
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Sole executive body: Sergei L. Yolkin

23. Rewards for members of the Board of Directors and other officials:
Total reward amount paid out to all persons mentioned in points 21 and 22 during the accounting period:
Wages: ***RUR 392 976***
Bonus: ***RUR 174 674***
Fees: ***RUR 0***

Other: *369 700*
Total: ***RUR 937 350***
Also see points 21 and 22.

24. Information on legal entities – holdings of the Issuer
Legal entities where the Issuer owns not less than 5%:

Name: ***private joint-stock company "Samara-Telecom"***
Place of location: ***43 Polevaya ul., Samara, Russia, 443001***
Mailing address: ***43 Polevaya ul., Samara, Russia, 443001***
Issuer's share in the Charter Capital: ***25%***

Name: ***private joint-stock company "Reg-Time"***
Place of location: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Mailing address: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Issuer's share in the Charter Capital: ***17%***

Name: ***private joint-stock company "Samarasvyazinform"***
Place of location: ***24 Penzenskaya ul., Samara, Russia, 443010***
Mailing address: ***24 Penzenskaya ul., Samara, Russia, 443010***
Issuer's share in the Charter Capital: ***16.9%***

Name: ***Povoljie Association of Telecommunication Specialists "Teleinfo"***
Place of location: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Mailing address: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Issuer's share in the Charter Capital: ***16.7%***

Name: ***Limited liability company "Samarskiy Taxophone"***
Place of location: ***68a Penzenskaya ul., Samara, 44309, Russia***
Mailing address: ***68a Penzenskaya ul., Samara, 44309, Russia***
Issuer's share in the Charter Capital: ***10%***

Name: ***private joint-stock company "TeleRoss-Samara"***
Place of location: ***43 Polevaya ul., Samara, 443001, Russia***
Mailing address: ***43 Polevaya ul., Samara, 443001, Russia***
Issuer's share in the Charter Capital: ***10%***

Name: ***Association of the Volga-region Telecommunication Companies***
Place of location: ***1/3 Kuprina ul., Penza, 404056, Russia***
Mailing address: ***1/3 Kuprina ul., Penza, 404056, Russia***
Issuer's share in the Charter Capital: ***9.09%***

Name: ***private joint-stock company "Rostelegraph"***
Place of location: ***7 Tverskaya ul., Moscow, Russia, 103375***
Mailing address: ***7 Tverskaya ul., Moscow, Russia, 103375***
Issuer's share in the Charter Capital: ***7.8%***

25. Shares of all legal entities where the Issuer owns not less than 5% of their Charter Capitals and officials of the Issuer's Charter Capital

25.1. Name: ***private joint-stock company "Samara-Telecom"***
Place of location: ***43 Polevaya ul., Samara, Russia, 443001***

Mailing address: ***43 Polevaya ul., Samara, Russia, 443001***
Issuer's share in the Charter Capital: *25%*
Shares in the Issuer's Charter Capital: ***does not have a share***

25.2. Name: ***private joint-stock company "Reg-Time"***
Place of location: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Mailing address: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Issuer's share in the Charter Capital: *17%*
Share in the Issuer's Charter Capital: ***does not have a share***

25.3. Name: ***private joint-stock company "Samarasvyazinform"***
Place of location: ***24 Penzenskaya ul., Samara, Russia, 443010***
Mailing address: ***24 Penzenskaya ul., Samara, Russia, 443010***
Issuer's share in the Charter Capital: ***16.9%***
Share in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.2.3. Vitaliy K. Chaadaev
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0%

25.4. Name: ***Povoljie Association of Telecommunication Specialists "Teleinfo"***
Place of location: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Mailing address: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Issuer's share in the Charter Capital: ***16.7%***
Share in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.4.1. Vladimir B. Vitevskiy
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.03%

25.5. Name: ***private joint-stock company "TeleRoss-Samara"***
Place of location: ***43 Polevaya ul., Samara, 443001, Russia***
Mailing address: ***43 Polevaya ul., Samara, 443001, Russia***
Issuer's share in the Charter Capital: ***10%***
Share in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.5.1. Grigory M. Mostovoy
Functions: sole executive body
Share in the Issuer's Charter Capital: 0.024%

25.5.2. Alik I. Sazer
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.05%

25.6. Name: ***private joint-stock company "Rostelegraph"***
Place of location: ***7 Tverskaya ul., Moscow, Russia, 103375***
Mailing address: ***7 Tverskaya ul., Moscow, Russia, 103375***
Issuer's share in the Charter Capital: ***7.8%***
Share in the Issuer's Charter Capital: ***does not have a share***

25.6.1. **Alik I. Sazer**
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.05%

26. Other Issuer's affiliated persons
none
27. Issuer's share in the Charter Capital of affiliated legal entities
See points 24, 25, 26
28. Share of affiliated legal entities in the Issuer's Charter Capital
See points 24, 25, 26
29. Persons owning more than 5% of votes in the Issuer's Supreme Management Body
Name: ***JSC "Investment Telecommunication Company***"
Share: 50.67%
Name: ***TAFT Enterprises Limited***
Share: 16,53%
Name***: private joint-stock company "Deposit-Clearing Company"***
Share: 7.33%
Name: ***ZAO "Bank Credit Suisse First Boston AO"***
Share: 5.74%
30. Sharing in financial and bank groups, holdings, associations
Name: ***Povolje Association of Telecommunication Workers***
Issuer's functions: Association unites 29 members and acts in the field of education. The Company's share in the Charter Capital of Association is 16.7%. The Company helps Association to develop technical equipment.

Name: ***Srednevoljskaya Chamber of Commerce and Industry***
Issuer's functions: Chamber of Commerce and Industry was organized to develop the Volga-region economy and its integration into world trade system and to form modern industrial, financial and trade infrastructure. JSC "Svyazinform" of the Samara region is member of the Chamber of Commerce and Industry.

Name: ***The Volga-region Telecommunication Companies Association***
Issuer's functions: The Association was founded by 11 telecommunication companies:
- JSC "Rostelecom", Moscow
- JSC "Svyazinform" of the Astrakhan region
- JSC "Volgogradelectrosvyaz"
- JSC "Martelecom", Mary El Republic
- JSC "Svyazinform", Mordovia Republic
- JSC "Svyazinform" of the Penza region
- JSC "Svyazinform" of the Samara region
- JSC "Saratovelectrosvyaz"
- "Tattelecom"
- JSC "Svyazinform" of the Ulyanovsk region
- JSC "Svyazinform" of the Chuvashia Republic

Members formed the Charter Capital of the Association at the expense of payments of members. The Association was organized in order to develop telecommunications and services, represent interests of its members in the State bodies and international organizations.

Name: ***Association of NMT-450 federal cellular network operators***
Issuer's functions: Association was organized in order to develop cellular network in Russia. JSC "Svyazinform" of the Samara region is member of the Association.

Name: ***Association of business service operators "Iskra"***
Address: 40 Leninskiy pr., Moscow, 117334

Association is a commercial organization and was organized in order to gain profits due to provisioning of necessary services.

Name: ***International Congress of Quality***
Address: GSP-5, D-423, 35 Narodnogo Opolchenia ul., Moscow, 123995, Russia
Congress develops special programs and standards for telecommunication companies. One of its aims is improvement of managers' qualification and companies' quality.

31. Issuer's branches

Name: ***Neftegorsk ISC***
Place of location: ***29a Neftyannikov ul., Neftegorsk, 446250, Samara region***
Mailing address: ***29a Neftyannikov ul., Neftegorsk, 446250, Samara region***
Director: ***Anatoliy G. Obukhovich***
Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2002

Name: ***Pokhvistnevo ISC***
Place of location: ***141 Revolutsionnaya ul., Pokhvistnevo, 446470, Samara region***
Mailing address: ***141 Revolutsionnaya ul., Pokhvistnevo, 446470, Samara region***
Director: ***Alexei N. Antonov***
Date of opening: ***February 1, 2001***
Proxy valid till December 31, 2002

Name: ***Sergievsk ISC***
Place of location: ***41 Sovetskaya ul., Sergievsk, 446540, Samara region***
Mailing address: ***41 Sovetskaya ul., Sergievsk, 446540, Samara region***
Director: ***Alexander N. Katkov***
Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2002

Name: ***Sizran ISC***
Place of location: ***51 Engels ul., Sizran, 446000, Samara region***
Mailing address: ***51 Engels ul., Sizran, 446000, Samara region***
Director: ***Vyacheslav N. Lunev***
Date of opening: ***April 12, 2001***
Proxy valid till: December 31, 2002

Name: ***Novokuibishevsk ISC***
Place of location: ***23 Pobeda ul., Novokuibishevsk, 446218, Samara region***
Mailing address: ***23 Pobeda ul., Novokuibishevsk, 446218, Samara region***
Director: ***Alexander V. Boldirev***
Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2002

Name: ***Otradny ISC***
Place of location: ***14 Otradnaya ul., Otradny, 446430, Samara region***
Mailing address: ***14 Otradnaya ul., Otradny, 446430, Samara region***
Director: ***Alexander I. Kirpichnikov***
Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2001

Name: ***Toliatti ISC***
Place of location: ***68 Samarskaya ul., Toliatti, 445009, Samara region***
Mailing address: ***68 Samarskaya ul., Toliatti, 445009, Samara region***
Director: ***Ravil R. Shakirov***
Date of opening: ***February 1, 2001***
Proxy is valid till December 31, 2002

Name: ***Tchapaevsk ISC***
Place of location: ***35 Zheleznodorojnaya ul., Tchapaevsk, 446100, Samara region***
Mailing address: ***35 Zheleznodorojnaya ul., Tchapaevsk, 446100, Samara region***
Director: ***Valentina V. Sirik***
Date of opening: ***April 12, 2001***
Proxy is valid till December 31, 2002

Name: ***Samara Technical Telecommunication Centre***
Place of location: ***54 Michurina ul., 443096, Samara, Russia***
Mailing address: ***54 Michurina ul., 443096, Samara, Russia***
Director: ***Alik I. Sazer***
Date of opening: ***January 15, 2001***
Proxy is valid till December 31, 2001

Name: ***Samara Radiotelephone Centre***
Place of location: ***30 Blukhera ul., Samara, 443090, Russia***
Mailing address: ***30 Blukhera ul., Samara, 443090, Russia***
Director: ***Alexander I. Gusarov***
Date of opening: ***June 6, 2001***
Proxy is valid till: December 31, 2002

Name: ***Svyaz-Service***
Place of location: ***43 Polevaya ul., Samara, 443001, Russia***
Mailing address: ***43 Polevaya ul., Samara, 443001, Russia***
Director: ***Vitaliy K. Chaadaev***
Date of opening: ***March 30, 2000***
Proxy is valid till December 31, 2001

32. Amount of the Issuer's staff

Average number of employees in the Company and its branches is 8, 069 people

33. Description of the Issuer main fields of activity

Telecommunications develop rapidly and new technologies are implemented. Samara is large international telecommunication centre of the Volga-region and Russia. JSC "Svyazinform" of the Samara region is one of the largest telecommunication companies of Russia and monopoly in the region. As a regional telecommunications operator the Company provides a wide range of modern telecommunication services, increases number capacity and modernizes telecommunication system. Long-distance communication is 100% automated.

Technologies

In order to implement new services and improve quality of traditional telecommunication services digital technologies are used. In order to build intrazone and urban transmission systems SDH, ATM, PDH technologies will be used. Data transmission systems will be built using ATM,

Ethernet, Fast Ethernet, IP technologies. Access networks will be built using ISDN and XDSL technologies.

For mobile networks NMT-450i, Volemot and Altai standards are used. In future it is planned to use GSM-400.

Cable TV network in Samara will be built using MMDS system.

Main fields of activity and their part in the total amount of revenues

Field of activity: international and domestic long-distance dialing

Part in the total amount of revenues (1996)	60.46%
Part in the total amount of revenues (1997)	58.68%
Part in the total amount of revenues (1998)	55.93%
Part in the total amount of revenues (1999)	54.73%
Part in the total amount of revenues (2000)	53.96%
Part in the total amount of revenues (2001)	54.75%

Field of activity: data transmission

Part in the total amount of revenues (1996)	4.15%
Part in the total amount of revenues (1997)	4.00%
Part in the total amount of revenues (1998)	4.57%
Part in the total amount of revenues (1999)	3.65%
Part in the total amount of revenues (2000)	3.30%
Part in the total amount of revenues (2001)	4.10%

Field of activity: urban and rural telephony

Part in the total amount of revenues (1996)	32.35%
Part in the total amount of revenues (1997)	33.86%
Part in the total amount of revenues (1998)	34.43%
Part in the total amount of revenues (1999)	33.00%
Part in the total amount of revenues (2000)	32.96%
Part in the total amount of revenues (2001)	33.45%

Field of activity: cellular communication, mobile communication

Part in the total amount of revenues (1996)	0.22%
Part in the total amount of revenues (1997)	0.31%
Part in the total amount of revenues (1998)	1.12%
Part in the total amount of revenues (1999)	2.19%
Part in the total amount of revenues (2000)	2.38%
Part in the total amount of revenues (2001)	2.4%

Field of activity: other (new services)

Part in the total amount of revenues (1996)	2.82%
Part in the total amount of revenues (1997)	3.15%
Part in the total amount of revenues (1998)	3.95%
Part in the total amount of revenues (1999)	6.43%
Part in the total amount of revenues (2000)	7.40%
Part in the total amount of revenues (2001)	5.3%

Fields of activity in accordance with the Charter:

- provision of telecommunication services and wireline broadcasting;
- marketing of telecommunication services and wireline broadcasting

- carrying out standard technical policy on telecommunications and wireline broadcasting development in the Samara region on the basis of existing demand and necessity of industrial and social development;
- elaboration and examination designing and estimation papers, construction, expansion, reconstruction of telecommunication systems;
- operation of existing and commissioning new telecommunication networks;
- coordination of development of state and corporate networks and wireline broadcasting in the Samara region in order to create common automated digital telecommunication network;
- relation with foreign companies and opening joint-ventures;
- intermediary activities;
- production and sell of consumer goods, cables, telecommunication equipment;
- leasing transactions.

Sources of raw materials and services

Main suppliers of raw materials and equipment (more than 10% of all deliveries)

Full name of the Supplier	Type of equipment	Part in the total amount of deliveries, %
1. JSC "MORION" (city of Perm)		12
2. IskraUralTel	SI-2000	20
3. Siemens	EWSD	23

Import occupies less than 50% in deliveries of exchange equipment. Partnership with suppliers provides supply of raw materials and services.

The Issuer's market

The main Issuer's market is Samara region. The Company provides international and domestic long-distance calls (incoming, outgoing, transit), local calls, data transmission, newspapers transmission, installment and serve of radio sets, cellular communication NMT-450 services, new services (Internet access, IP-telephony).

There are 556 exchanges in cities and villages of the region. Total number capacity is 586,762 lines. There are 121 exchanges in cities and 435 exchanges in rural areas. There are 2 digital long-distance exchanges (EWSD produced by Siemens) in Samara and Toliatti. Multiprotocol data transmission network operates in Samara on the basis of ATM technology. All rural area centres have access to automated long-distance dialing. 34% of lines are digital, 49% of lines are cross-bar, 17% of lines are step-by-step. 75% of channels are cable, 17% of channels are fiber-optic, 8% are radio relay. Total length of internal long-distance channels of JSC "Svyazinform" of the Samara region is 427.9 thousand channel-km. Approximately 25% of total amount of channels are operated more than 20 years. In the region there are 99 long-distance payphones, 3658 local payphones, 198 telecommunication centres.

Factors which can influence negatively on the Company's services sale:

1. large amount of old equipment and cable constructions that can make quality of communication worse;
2. low paying capacity of some resident groups and some enterprises;
3. implementation time-based charging system with daily limit.

Work with inventories

The Company tends to optimize structure of inventories and working capital on order to achieve compromise between risk of liquidity loss and the Company's profit. As a result profit for the period defrays not less than 50% of the inventory growth (in this case current liquidity ratio remains low than critical level). Taking into account nature of the activity (costs take up little part of telecommunication companies operating expenses) and long relations with suppliers inventories

amount to minimum necessary for regular activity. However inventories tend to increase because of the Company's activity growth.

Seasonal activity

The Company does not fulfill seasonal works.

Main competitors

As main telecommunication and wireline broadcasting operator the Company is monopolist in the telecommunication market in the Samara region. There are competitors in such fields of activity as: NMT-450 cellular communication, mobile communication, and Internet services provisioning. However their part in the total amount of services is not large. Other telecommunication operators in the Samara region can not compete with the Company neither in volume of services nor in stability of their financial position. Marketing researches conducted by the Company let them to make positive forecast of the Company's position in the regional telecommunications market.

34. Investment declaration. Description of the Issuer's activity

Should be provided by investment funds only.

35. The Issuer's plans of activity

In 2001 the Company plans to spend for investments RUR 160 mln.

Commissioning digital long-distance and local exchanges makes it necessary to build digital transport network. In the nearest future digitalization of zone communication in that cities where electronic exchanges have been installed is to be fulfilled. During 2001 – 2010 zone network is to be fully digital. Intrazone synchrony digital loops are to be built in accordance with the project "Development of zone communication in the Samara region" investigated by JSC "Giprosvyaz". After this services of digital lines lease will be provided.

Urban telephone networks will be developed due to construction of new digital exchanges, digitalization of telecommunication networks, replacement old exchanges for digital ones.

Rural communication will be developed due to replacement of old equipment for electronic systems and increase of capacity. Aerial lines will be replaced for cable lines, length of fiber-optic lines will increase.

Priority goal for 2001 is to implement time-based charging system in Samara and Toliatti. After that the system will be implemented in the whole region. Next goal is opening Common Billing Centre in order to centralize cash-flows and offer new services.

In 2001 – 2004 X.400 services are to be developed in all large cities of the region on the basis of REX.400 equipment produced ZAO "Club REX 400". Implementation of these services and REX-400 equipment will let the Company to replace old data transmission equipment because of decrease of telegraph services amount.

The Company has Internet Development Conception for 2001 – 2004. In 2000 Internet access centres were built in all rural districts and cities of the region. Number of Internet subscribers amounted to 2300 as of 2000 year-end. 150 subscribers are connected through personal lines. In 2001 – 2004 Internet in the Samara region will be being developed. Number of Internet subscribers is to amount to 10 000 as of 2004 year-end.

In December 2000 improved payphone cards system produced by the company "Svetets" was put into operation. Besides 15 traditional long-distance channels 15 IP-telephone channels were added. Connection with card platform allowed the Company to offer convenient billing system for IP-telephony services. This system advertises IP-telephony services and will help calculate demand for this service.

JSC "Svyazinform" of the Samara region began to provide BUROFAX services. Today this service is provided in 18 service centres from 50 centres in Samara and in 17 switching centres in the region. In 2001 it is planned to provide this service throughout the region. In the future it is planned to develop this service together with X.400 services using Rostelemail network. In 2000 the

Company began to learn variants of intellectual network implementation in the Samara region. Telephone network in Samara was examined and several variants of intellectual network construction were investigated. In the nearest future the Company plans to begin provisioning of intellectual services.

In order to provide high bit-rate data transmission services in Samara a multiprotocol data transmission network was put into operation in 2000. It is planned to construct second part of the network in Samara and similar network in Toliatti and other large cities of the region.

In 2001 – 2004 it is planned to develop radio communication system VOLEMOT in cities of the region (Samara, Toliatti, Sizran, Pokhvistnevo). New NMT-450 base stations are to be put into operation in Otradny, Novokuibishevsk, Pokhvistnevo, Kinel, Sergievsk, Kr. Yar. It is planned to cover 80% of the Samara region territory. Number of subscribers will grow up to 3 000 in 2002 and up to 5 000 in 2004.

In 1998 JSC "Svyazinform" began to construct cable TV system in the region. Today MMDS cable TV works is operated in Samara and Toliatti. In 2001 cable TV is to appear in Novokuibishevsk, Sizran, Otradny. Number of subscriber will amount to 40 000.

Total amount of capital investments for 2001 – 2004 is RUR 600 mln, including RUR 454 mln of own funds. Fulfillment of the plan will allow the Company to improve quality of service and to increase network capacity by 40% by 2005. Total number capacity will amount to 800 000 numbers.

36. Information on the Issuer's Charter Capital

Amount of the Issuer's Charter Capital: ***RUR 343 374 200***

Charter Capital by types of shares:

Ordinary shares:

Total number: ***RUR 257 530 650***

Part of the Charter Capital: *75%*

Preferred shares:

Total number: ***RUR 85 843 550***

Part of the Charter Capital: *25%*

37. Information on the State's share

There is no the State's share in the Issuer's Charter Capital.

38. Information on the Issuer's declared shares

38.1. Type of shares: ***ordinary***

Form of shares: ***registered***

Full name of shares: ***ordinary registered shares***

NPV: ***RUR 130***

Amount: ***396 201***

Total volume: ***RUR 51 506 130***

Terms of offering: ***not specified by the Charter***

38.2. Category of shares: ***preferred***

Type of shares: ***A***

Form of shares: ***registered***

Full name of shares: ***ordinary registered shares***

NPV: ***RUR 130***

Amount: ***132 067***

Total volume: ***RUR 17 168 710***

Terms of offering: ***not specified by the Charter***

39. The Issuer does not have significant agreements and obligations.

40. The Issuer does not have obligations to issue shares and securities converted into shares.

41. Sanctions, trials and inspections

Sanctions for three years before the accounting quarter and for the current year:

Date of sanction: ***December 25, 1998***
Sanction applied by ***the State Tax Inspection of Samara***
Reasons*: **incorrect calculation of the profits tax, profits were undervalued***
Type of sanction: ***penalties and fines***
Amount: ***RUR 707 838***
Sanction was paid out

Date of sanction: ***March 20, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget and funds***
Type of sanction: ***penalties and fines***
Amount: ***RUR 95 000***
Sanction was paid

Date of sanction: ***June 21, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget and funds***
Type of sanction: ***penalties and fines***
Amount: ***RUR 90 000***
Sanction was paid

Date of sanction: ***August 20, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness property tax payment***
Type of sanction: ***penalty***
Amount: ***RUR 161***
Sanction was paid

Date of sanction: ***August 20, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness VAT tax payment***
Type of sanction: ***penalty***
Amount: ***RUR 785***
Sanction was paid

Date of sanction: ***September 17, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness payment of highways users tax***
Type of sanction*: **penalties***
Amount: ***RUR 2 436***
Sanction was paid

Date of sanction: ***September 17, 1999***

Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness utilities tax payment*
Type of sanction*: penalties*
Amount: *RUR 492*
Sanction was paid

Date of sanction: *September 24, 1999*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness tax payment for social insurance fund*
Type of sanction: *penalties and fines*
Amount: *RUR 22 236*
Sanction was paid

Date of sanction: *December 7, 1999*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness tax payment*
Type of sanction*: penalties and fines*
Amount: *RUR 1 440 000*
Sanction was paid

Date of sanction: *December 16, 1999*
Sanction applied by *Customs of the city of Toliatti*
Reasons: *tardiness payment for cargo storage*
Type of sanction: *fines*
Amount: *RUR 25 000*
Sanction was paid

Date of sanction: *December 21, 1999*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons*: tardiness utilities tax payment*
Type of sanction: *penalties and fines*
Amount: *RUR 5 346*
Sanction was paid

Date of sanction: *January 26, 2000*
Sanction applied *by the Samara Department of Social Insurance State Fund*
Reasons: *tardiness annual payment for 1999*
Type of sanction: *penalties and fines*
Amount: *RUR 14 787*
Sanction was paid

Date of sanction*: February 16, 2000*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *interest for tax deferral*
Type of sanction: *penalties*
Amount: *RUR 101 460*
Sanction was paid

Date of sanction: *March 30, 2000*
Sanction applied by *the Medical Insurance Fund*
Reasons: *penalties for tardiness payment for quarter 1, 2000*
Type of sanction: *penalties*

Amount: ***RUR 2 139***
Sanction was paid

Date of sanction: ***April 24, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 142 161.9***
Sanction was paid

Date of sanction: ***May 24, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness registration of property objects***
Type of sanction: ***fines***
Amount: ***RUR 20 000***
Sanction was paid

Date of sanction: ***June 21, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***incorrect calculation of profit tax, profit was undervalued***
Type of sanction: ***penalties***
Amount: ***RUR 50 561***
Sanction was paid

Date of sanction: ***August 25, 2000***
Sanction applied by ***the Price Policy Directorate of the Samara region***
Reasons: ***incorrect price calculation***
Type of sanction: ***fines***
Amount: ***RUR 22 033***
Sanction was paid

Date of sanction: ***September 5, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness income tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 12 798***
Sanction was paid

Date of sanction: ***September 17, 2000***
Sanction applied by ***the Social Insurance Fund***
Reasons: ***tardiness payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 25 950***
Sanction was paid

Date of sanction: ***September 20, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness VAT tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 35 197***
Sanction was paid

Date of sanction: *October 11, 2000*
Sanction applied by *the Medical Insurance Fund*
Reasons: *tardiness payment*
Type of sanction: *penalties and fines*
Amount: *RUR 47*
Sanction was paid

Date of sanction: *October 31, 2000*
Sanction applied by *the Social Insurance Fund*
Reasons: *tardiness payment of non-budget transfer*
Type of sanction: *penalties*
Amount: *RUR 6 169*
Sanction was paid

Date of sanction: *November 8, 2000*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness tax payment for budget*
Type of sanction: *penalties*
Amount: *RUR 6 212*
Sanction was paid

Date of sanction: *November 21, 2000*
Sanction applied by *the State Tax Inspection of the Oktyabrskiy district of the city of Samara*
Reasons*: tardiness income tax payment*
Type of sanction: *fines*
Amount: *RUR 17 959*
Sanction was paid

Date of sanction: *December 12, 2000*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness VAT tax payment*
Type of sanction: *penalties and fines*
Amount: *RUR 6 624*
Sanction was paid

Date of sanction: *March 3, 2001*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons*: tardiness tax payment for budget*
Type of sanction: *penalties and fines*
Amount: *RUR 316 418*
Sanction was paid

Date of sanction: *June 12, 2001*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness tax payment for budget*
Type of sanction: *penalties and fines*
Amount: *RUR 100 469*
Sanction was paid

Date of sanction: *July 24, 2001*
Sanction applied by *the Federal Treasure*
Reasons: *tardiness tax payment for budget*

Type of sanction: ***penalties and fines***
Amount: ***RUR 492 000***
Sanction was paid

Date of sanction: ***November 26, 2001***
Sanction applied by ***Tax Inspection of the city of Samara***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 6 441***
Sanction was paid

Date of sanction: ***December 3, 2001***
Sanction applied by ***Tax Inspection of the city of Samara***
Reasons: ***Inspection Certificate # 619 dated December 3, 2001***
Type of sanction: ***penalties and fines***
Amount: ***RUR 67 904***
Sanction was paid

Date of sanction: ***December 29, 2001***
Sanction applied by ***Tax Inspection of the city of Samara***
Reasons: ***Certificate of "Samara Radiotelephone" inspection***
Type of sanction: ***penalties and fines***
Amount: ***RUR 22 165***
Sanction was paid

Description of all finished and current trials which can influence on the Issuer's activity:

During three financial years (1998, 1999, 2000) before the accounting year and during the fourth quarter of the current year the Company did not participate in trials which can influence on tits activity.

There was not audit inspections initiated by the State or shareholders.

42. Information about essential events which happened in the accounting quarter

Date: ***October 30, 2001***

Code: ***0900138A30102001***

Increase of profit by more than 10% in the 3rd quarter of 2001 in comparison with the 2nd quarter of 2001 is caused by overfulfillment of the sales plan due to overfulfillment of the tariff revenues plan because of outgoing long-distance traffic growth, decrease of operating expenses and settlements with other telecommunication operators.

Date: ***October 31, 2001***
Code: ***0100138A31102001***
Type of General Meeting: extraordinary

Form of the Meeting: mixed

The Meeting was held at 1 Kievskaya ul., Conference Hall of Samara Telecommunication Centre.

Structure of shareholders of JSC "Svyazinform" of the Samara region in accordance with data of the registrar ZAO "Registrator-Svyaz" as of September 8, 2001:

Ordinary shares:

- number of shares – 1981005
- number of shareholders – 1452

Distribution of ordinary shares:
Legal entities: 26 holders own 70.2% of shares
Nominees: 19 holders own 25.4% of shares
Natural persons: 1408 holders own 4.4% of shares

Preferred shares:

- number of shares – 660335
- number of shareholders – 2816

Distribution of preferred shares:
Natural persons: 2777 holders own 25.8% of shares
Legal entities: 25 holders own 22.8% of shares
Nominees: 14 holders own 51.4% of shares

In accordance with the Company's Charter shareholders – owners of preferred shares have right to vote for issue № 1 of the AGM as well as shareholders – owners of ordinary shares.

Total number of ordinary and preferred shares – 2,641,340

Total number of shareholders – owners of ordinary and preferred shares – 3,291

There was registered 1,539 shareholders owning 649,367 voting shares who took part in the distance voting as of the expiry date of voting ballots reception.

162 shareholders and their authorized representatives owning 1,047,947 voting shares registered before the Meeting, including:

1. number of shareholders' representatives with proxies from legal entities – 2 owning 1,024,710 shares;
2. number of shareholders without proxies – 160 owning 23,237 shares;
3. number of shareholders' representatives with proxies from natural persons – none

Total number of registered shareholders and their representatives who took part in the Meeting – 1,701 shareholders owning 1,697,314 voting shares comprising 64,2% from the total number of votes for the first issue of the Meeting Agenda.

In order to pass decision on issue 1 of the Agenda more than 75% of shareholders taking part in the voting should vote "AYE". 75% of the registered share number is 1,272,986 votes.

Holders of ordinary shares have right to vote for the second issue of the Agenda.

709 shareholders were registered including authorized representatives owning 1,472,479 ordinary shares comprising 74.3% from the total number of votes.

In order to pass decision on the second issue of the Agenda more than 75% of shareholders taking part in the voting should vote "AYE". 75% of registered ordinary shares is 1,104,359 votes.

Presidium Membership:

1. Sergei L. Yolkin – General Director of JSC "Svyazinform" of the Samara region, the Chairman of the Meeting.
2. Anton I. Osiptchuk – First Deputy General Director of JSC "Svyazinvest".
3. Vladimir F. Lyulin – General Director of JSC "Niszhegorodsvyazinform".
4. Alexander I. Polnikov – Executive Director – Director of Capital Investments Department of JSC "Svyazinvest".
5. Galina N. Sigaeva – Chairman of the Samara region Trade-Union of telecommunication workers.

Secretary of the Meeting – Michail Ya. Nevskiy, Assistant of General Director

The Meeting Agenda:

1. Approval of the reorganisation of JSC "Svyazinform" of the Samara region and its merge with JSC "Nizshegorodsvyazinform". Approval of the Merge Agreement and Endorsement Certificate.

Speakers: Sergei L. Yolkin, M. Butrin

2. Changes and amendments to the Company's Charter.

Speaker: Galina N. Perova

RESULTS OF THE VOTING:

ISSUE 1: " Approval of the rreorganisation of JSC "Svyazinform" of the Samara region and its merge with JSC "Nizshegorodsvyazinform". Approval of the Merge Agreement and Endorsement Certificate. "

Speakers: Sergei L. Yolkin – General Director of JSC "Svyazinform" of the Samara region
M. Butrin – Executive Director of "GAMMA-GROUP"
Number of ballots – 1,701, including invalid – 53
1,697,314 votes (100%) took part in the Meeting.

"AYE"	1,695,379 votes	99.88%
"NAY"	1,135 votes	0.07%
"ABSTAINED"	800 votes	0.05%

Decision:
1. To reorganize JSC "Svyazinform" of the Samara region in the form of merge with JSC "Niszhegorodsvyazinform".
2. To approve the Merge Agreement.
3. To approve Endorsement Certificate.

ISSUE 2 : "Changes and amendments to the Company's Charter"
Speaker: Galina N. Perova, acting Legal Department Chief
Number of ballots – 709, including invalid – 34

"AYE"	1,472,350 votes	99.99%
"NAY"	85 votes	0.006%
"ABSTAINED"	44 votes	0.004%

Decision: to approve changes and amendments to the Company's Charter and to state clause 2.5. article 2 as:
The Company consists of further branches:

1.	Svyaz-Service	43 Polevaya ul., Samara, 443001, Russia
2.	Samara Technical Telecommunication Centre	54 Michurina ul., Samara, 443096, Russia
3.	Samara Radiotelephone	30 Blukhera ul., Samara, 443090, Russia
4.	Toliatti Interarea Telecommunication Centre	68 Samarskaya ul., Toliatti, Samara region, 45009, Russia
5.	Sizran Interarea Telecommunication Centre	51 Engels ul., Sizran, Samara region, 446026, Russia
6.	Tchapaevsk Interarea Telecommunication Centre	35 Zcheleznodorozchnaya ul., Tchapaevsk, Samara region,

446100, Russia

7. Novokuibishevsk Interarea Telecommunication Centre	23 Pobeda ul., Novokuibishevsk, Samara region, 446218, **Russia**
8. Negtegorsk Interarea Telecommunication Centre	29a Neftyannikiv ul., Neftegorsk, Samara region, 446600, Russia
9. Otradny Interarea Telecommunication Centre	14 Otradnaya ul., Otradny, Samara region, 446430, Russia
10. Pokhvistnevo Interarea Telecommunication Centre	14 Revolutsionnaya ul., Pokhvistnevo, Samara region, 446450, Russia
11. Sergievsk Interarea Telecommunication Centre	42 Sovetskaya ul., Sergievsk, Samara region, 446026, Russia

43. Information on reorganization of the Issuer and its subsidiaries

There were changes in the structure of the Issuer and its subsidiaries during the accounting quarter. On November 1, 2001 Safety Service, Svyazavtotrans were included into the structure of the Company's Directorate. There were no structural changes in the Company's subsidiaries.

44. There is no additional general information on the Issuer.

B. INFORMATION ON FINANCIAL ACTIVITY OF THE ISSUER

45. Annual accountings for three last financial years.
Should not be provided

46. Accountings for the accounting quarter
Should not be provided

47. Information on facts influenced decrease or increase of the Issuer's assents by more than 10% in the accounting quarter.
Should not be provided

48. Information on facts influenced decrease or increase of the Issuer's profits by more than 20% in the accounting quarter in comparison with the previous quarter.
Should not be provided

49. Information on the Reserve Fund and other special funds of the Issuer:
Amount of the Reserve fund as of end of the accounting period: RUR 40.4 mln
Came: RUR 0 mln
Used: RUR 0 mln
The Reserve Fund was not in the accounting period.

Accumulation fund
Amount of the Accumulation fund as of end of the accounting period: RUR 0 mln
Came: RUR 0 mln
Used: RUR 0 mln
The Accumulation Fund was not in the accounting period.

Social Fund

Amount of the Social Fund as of the end of the accounting quarter: RUR 19.6. mln
Came: RUR 0 mln
Used: RUR 0 mln
The Social Fund was not in the accounting period.

50. There were no deals amounting more than 10% of the Issuer's assets as of end of the quarter former the accounting one.

51. Fund raising was not used.

52. Borrowed funds got by the Issuer and its subsidiaries in the accounting quarter.

Indices	Balance as of year beginning (RUR thousand)	Received (RUR thousand)	Paid off (RUR thousand)	Balance as of end of the accounting quarter (RUR thousand)
Long-term bank credits	-	-	-	-
Including not paid off in time	-	-	-	-
Other long-term loans	-	-	-	-
Including not paid off in time	-	-	-	-
Short-term bank credits	-	-	-	-
Including not paid off in time	-	-	-	-
Bank credits for employees	-	-	-	-
Including not paid off in time	-	-	-	-
Other short-term loans	-	-	-	-
Including not paid off in time	-	-	-	-

53. Payables and receivables of the Issuer and its subsidiaries in the accounting quarter.

Indices	Balance as of year beginning (RUR thousand)	Received (RUR thousand)	Paid off (RUR thousand)	Balance as of end of the accounting quarter (RUR thousand)
1) Receivables:				
Short-term	-	-	-	-
Including overdue receivables	-	-	-	-
More than 3 months	-	-	-	-
Including:				
Long-term	-	-	-	-
Overdue	-	-	-	-
Including more than 3 months	-	-	-	-
2) Payables				
Short-term	-	-	-	-
Including overdue	-	-	-	-
More than 3 months	-	-	-	-
Including:				
Long-term	-	-	-	-
Overdue	-	-	-	-
More than 3 months	-	-	-	-

Cover				
Received	-	-	-	-
Including received from third parties	-	-	-	-
Including:				
Paid out	-	-	-	-
Including to third parties	-	-	-	-
3) Bills				
Bills issued	-	-	-	-
Including overdue	-	-	-	-
Including:	-	-	-	-
Bills received	-	-	-	-
Including overdue	-	-	-	-

54. The Issuer's financial investments

Indices	Amount of investments as of end of the accounting quarter (RUR thousand)		
	Short-term (less than 1 year)	Long-term (more than 1 year)	Total
Investments in the state securities of Russia	-	-	-
Investments in the securities of the federal subjects -	-	-	-
Investments in the securities of local authorities -	-	-	-
Holdings in other enterprises	-	-	-
Investments in bonds and other long-term liabilities	-	-	-
Other loans	-	-	-
Investments in the Issuer's subsidiaries	-	-	-
Investments in the Issuer's dependent companies	-	-	-
Investments in the enterprises which were liquidated in accordance with laws of the Russian Federation			
Name of the Company	Date of liquidation	A body which passed the decision	Amount of investments (RUR thousand)
Total			-
Investments in the enterprises which went bankrupt in accordance with laws of the Russian Federation			
Name of the Company	Date of liquidation	A body which passed the decision	Amount of investments (RUR thousand)
Total			-

Amount of the Issuer's assets as of end of the accounting quarter (RUR thousand)	-

Investments in the companies in the amount of more than 10% of the Issuer's assets as of end of the accounting quarter		
Name of the Company	Amount of investments (RUR thousand)	Share of assets
Total:	-	0%

55. There is no significant information about financial activity of the issuer.

C. Information on the Issuer's securities

56. Information on the Issuer's shares

Number of issue: *1*
Category: ***ordinary***
Type of shares: ***registered***
NPV: ***100***
Amount of securities: ***1 981 005***
Volume of the issue: ***198 100 500***
Information on the state registration of the issue:
Date of registration: ***July 13, 1993***
Number: ***42-1П-551***
Registered by financial authorities
Way of offer: ***purchase during restructuring into joint-stock company***
Period of offer: **from August 13, 1993 to December 15, 1994**
Nowadays all securities have been redempted.
Amount of allocated securities in accordance with securities issue report: ***1 981 005***
Information on registration of the securities issue report:
Date of registration: ***February 3, 1998***
Registered by Federal Securities Commission of Russia
Market information of securities:
Shares of JSC "Svyazinform" of the Samara region have been traded on the over-the-counter market since April 1994. Since December 18, 1996 shares have been traded in RTS-2. Since August 11, 1997 shares were transferred from RTS-2 to RTS.
There is no other significant information about the issue.

Number of the issue: *2*
Category: ***preferred***
Type of shares: ***A***
Form of shares: ***registered***
NPV: ***100***
Amount of securities***: 660 335***
Volume of the issue: ***66 033 500***
Information on the state registration of the issue:
Date of registration: ***July 13, 1993***
Number: ***42-1П-551***
Registered by financial authorities
Way of offer: ***purchase during restructuring into joint-stock company***
Period of offer: ***from August 13, 1993 to December 15, 1994***
Nowadays all securities have been redempted.

Amount of allocated securities in accordance with securities issue report: ***660 335***
Information on registration of the securities issue report:
Date of registration*: **February 3, 1998***
Registered by Federal Securities Commission of Russia
Market information of securities:
Shares of JSC "Svyazinform" of the Samara region have been traded on the over-the-counter market since April 1994. Since December 18, 1996 shares have been traded in RTS-2. Since August 11, 1997 shares were transferred from RTS-2 to RTS.
There is no other significant information about the issue.

Number of the issue: *4*
Category: ***preferred***
Form of shares: ***registered***
NPV: ***130***
Amount of securities: ***1 981 005***
Volume of the issue: ***257 530 650***
Information on the state registration of the issue:
Date of registration: ***June 8, 1998***
Number: ***1-02-00138A***
Registered by the Federal Securities Market Commission of Russia
Way of offer: ***conversion***
Period of offer: ***from July 7, 1998 to July 8, 1998***
Nowadays allocation has been finished.
Amount of allocated securities in accordance with securities issue report: ***1 981 005***
Information on registration of the securities issue report:
Date of registration*: **July 20, 1998***
Registered by Federal Securities Commission of Russia
Market information of securities:
Shares of JSC "Svyazinform" of the Samara region are traded in RTS-2 and over-the-counter market of Samara and the Samara region. Since March 31, 1999 shares have been traded in the stock exchange section of MICEX without including into quotation lists.
Additional information:
On November 19, 1998 SEC registered 1 level ADRs on ordinary shares of JSC "Svyazinform" of the Samara region.

Number of the issue: ***5***
Category: ***preferred***
Type of shares: ***A***
Form of shares: ***registered***
NPV: ***130***
Amount of securities: ***660 335***
Volume of the issue: ***85 843 550***
Information on the state registration of the issue:
Date of registration: ***June 8, 1998***
Number: ***2-02-00138A***
Registered by the Federal ***Securities Market Commission***
Way of offer: conversion
Period of offer: ***from July 7, 1998 to July 8, 1998***
Nowadays allocation has been finished.
Amount of allocated securities in accordance with securities issue report: ***660 335***
Information on registration of the securities issue report:
Date of registration: ***July 20, 1998***

Registered by Federal Securities Market Commission of Russia
Shares of JSC "Svyazinform" of the Samara region are traded in RTS-2 and over-the-counter market of Samara and the Samara region. Since March 31, 1999 shares have been traded in the stock exchange section of MICEX without including into quotation lists.
There is no other significant information about the issue.

57. Information on the Issuer's bonds
Number of the issue: ***3***
Series: ***no***
Type: ***interest bonds***
Form of shares: ***registered***
NPV: ***100***
Amount of securities: ***60 000***
Volume of the issue: ***6 000 000***
Information on the state registration of the issue:
Date of registration: ***November 11, 1996***
Number: ***42-2-12***
Registered by financial authorities
Way of offer: ***public subscription***
Period of offer: ***from December 26, 1996 to September 20, 1997***
Nowadays all securities have been redempted.
Amount of allocated securities in accordance with securities issue report: ***60 000***
Information on registration of the securities issue report:
Date of registration: ***May 25, 1998***
Registered by Federal Securities Market Commission of Russia
Market information on securities:
Bonds were sold by the issuer and underwriters (investment company "Transfer" and bank "FIA-BANK") in the over-the-counter markets in the cities of Samara, Toliatti, Sizran/
Addresses:

- investment company "Transfer": 4 Lesnaya ul., Samara
- bank "FIA-BANK": 22 Frunze ul., Toliatti

Securities circulated from December 26, 1996 to September 20, 1997.

Earnings per bonds:

Per cent from NPV – not provided.
Another property equivalent per one bond: not provided
Another income and rights: after expiry of payment terms owner of a bond gets right for extraordinary telephone installment.
Period of payment: from November 1, 1998 to May 1, 1999.
Terms of payment: bonds are paid off by the Company after expiry of period of circulation on a bond owner's appeal. Natural persons – bond owners are paid cash or receive money by bank transfer during 3 bank days after demand. Legal entities are paid by bank transfer during 3 bank days after demand. Payment ahead of schedule is not provided.

Bond secure:

Type of secure: guarantee
Guarantor: Samara branch of bank "Incombank"
Amount: 6 000 000
Earnings on bonds:
Cash: RUR 0
Another property equivalent: RUR 0
Another income: RUR 0

There is no other significant information about the issue.

D. ANOTHER INFORMATION ON THE ISSUER'S SECURITY

58, 59, 60. Rights of shareholders. Dividend on shares.

58.1. Category of shares: ***ordinary***
Form of shares: ***registered***
Full name of shares: ***ordinary registered shares***
Rights of holders of this type of shares:
Each shareholder has right:

- to take part in Annual general meeting of shareholders and to vote on all issues of an agenda;
- to participate in Annual general meeting of shareholders in person or by proxy and to make suggestions in accordance with the Company's Charter;
- to assign shares;
- to get share of the Company's net profit (dividends) which should be distributed among shareholders in accordance with the Charter;
- to get share of the Company's property cost (liquidation cost), remained after liquidation of the Company in proportion to number of shares the shareholder owns;
- to have an access to the Company's papers in accordance with the Charter and to get copies of paper for money;
- transfer all or a part of rights and shares to his representative in accordance with a proxy;
- in case the Company offered its voting shares and other securities converted into voting shares by public subscription with cash payment holders of the Company's voting shares have a priority right to purchase these shares in proportion to shares they own;
- to institute actions;
- to exercise other rights in accordance with the Company's Charter, laws of the Russian Federation, decisions approved by the Annual General Meeting of shareholders;
- to demand redemption of all of part of shares he owns in cases:
  a) the Company's reorganization or a large deal which approved by the Annual General Meeting of shareholders if a holder voted against the deal or did not take part in the voting;
  b) changes and amendments to the Company's Charter or approval of the Charter in a new edition if this edition limits their rights if they voted against or did not take part in the voting.

Dividends for shares of this type:

Period: ***1997, quarter 4***
Amount of dividend for one share: ***RUR 3***
Total amount of dividend for shares of this type: ***RUR 5 943 015***
Total amount of dividend paid out: ***RUR 5 943 015***

Period: ***1998, quarter 4***
Amount of dividend for one share: ***RUR 1.99***
Total amount of dividend for shares of this type: ***RUR 3 942 199.95***
Total amount of dividend paid out: ***RUR 3 942 199.95***

Period: ***1999, quarter 4***
Amount of dividend for one share: ***RUR 2***
Total amount of dividend for shares of this type: ***RUR 3 962 010***
Total amount of dividend paid out: ***RUR 3 933 525.39***

Period: ***2000, 9 months***
Amount of dividend for one share: ***RUR 3.87***
Total amount of dividend for shares of this type: ***RUR 7 666 489.35***
Total amount of dividend paid out: ***RUR 6 516 516***
Amount of dividend for shares of this type, which is not to be paid out yet: ***RUR 0***

58.2. Category of shares: ***preferred***
Type of shares: ***A***
Form of shares: ***registered***
Full name of shares: ***preferred registered shares***
Rights of holders of this type of shares:
Each shareholder has right:

- to take part in Annual general meeting of shareholders and to vote on all issues of the Company's reorganization and liquidation, introduction of changes and amendments to the Company's Charter limiting rights of preferred shares holders;
- to participate in Annual general meeting of shareholders in person or by proxy and to make suggestions in accordance with the Company's Charter;
- to assign shares;
- to get annual fixed dividend. Total amount of dividends for each preferred share is determined as 10% of the Company's net profit according to results of the financial year divided into number of shares;
- to get share of the Company's property cost (liquidation cost), remained after liquidation of the Company in proportion to number of shares the shareholder owns;
- to get NPV in case the Company's liquidation;
- to have an access to the Company's papers in accordance with the Charter and to get copies of paper for money;
- transfer all or a part of rights and shares to his representative in accordance with a proxy;
- to institute actions;
- to exercise other rights in accordance with the Company's Charter, laws of the Russian Federation, decisions approved by the Annual General Meeting of shareholders;

Dividend for this type of shares:

Period: ***1997, quarter 4***
Amount of dividend for one share: ***RUR 23***
Total amount of dividend for shares of this type: ***RUR 15 187 705***
Total amount of dividend paid out: ***RUR 15 187 705***

Period: ***1998, quarter 4***
Amount of dividend for one share: ***RUR 5.99***
Total amount of dividend for shares of this type: ***RUR 3 955 406.65***
Total amount of dividend paid out: ***RUR 3 955 406.65***

Period: ***1999, quarter 4***
Amount of dividend for one share: ***RUR 9.34***
Total amount of dividend for shares of this type: ***RUR 6 167 528.9***
Total amount of dividend paid out: ***RUR 6 139 044.3***

Period: ***2000, 9 months***
Amount of dividend for one share: ***RUR 14.3***
Total amount of dividend for shares of this type: ***RUR 9 442 790.5***
Total amount of dividend paid out: ***RUR 8 026 372***

Amount of dividend for shares of this type, which is not to be paid out yet: ***RUR 0***

61. Limitation of securities circulation

See articles 56, 57

62. Another important information on the Issuer's securities

Shares of the Issuer are traded in MICEX and RTS (Russia). From April 1, 2001 to June 30, 2001 trade volume in MICEX and RTS amounted to:

Ordinary shares: $228 041

Highest price for 1 share: $20.5

Lowest price for 1 share: $19.00

Preferred shares: $ 5 667

Highest price for 1 share: $8.44

Lowest price for 1 year: $7.5

Level 1 ADRs for the Company's ordinary shares are traded in Berlin Stock Exchange, Europe Stock Exchange NEWEX, segment NX.plus and Over-the-Counter Market USA.